As filed with the Securities and Exchange Commission on September 14, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Chile

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Julio Fiol Zúñiga

Consul General of the Republic of Chile

886 United Nations Plaza, Suite 601

New York, New York 10017

Copies to:

William F. Gorin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Debt Securities and Warrants	US$	1,700,000,000	100%	US$	1,700,000,000	US$	194,820
(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities and/or warrants having an aggregate principal amount of U.S. $974,555,010 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-167534 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be included in any prospectus hereunder.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Location in Prospectus

1.	Cover Page
2.	Use of Proceeds**
3.	Public Sector Debt; Description of the Securities; Tables and Supplemental Information*, **
4.	Public Sector Debt
5.	Public Sector Finance
6.	**
7.	Authorized Representative
8.	**
9.	**
10.	Plan of Distribution**
11.	***
12.	Validity of the Securities***
13.	***
14.	***

*	Information to be provided from time to time by amendment to this Registration Statement.
**	Information to be provided from time to time in Prospectus Supplements to be delivered in connection with the offering of Debt Securities and/or Warrants to Purchase Debt Securities.
***	Information included in Part II to this Registration Statement or as an Exhibit hereto or to be filed by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. Chile may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED SEPTEMBER 14, 2012

PROSPECTUS

Republic of Chile

Debt Securities and Warrants

The Republic of Chile may from time to time offer and sell its debt securities and warrants in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. Chile may offer securities with an aggregate principal amount of up to US$2,674,555,010. The debt securities will be direct, unconditional and unsecured external indebtedness of Chile. The debt securities will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of Chile. The full faith and credit of Chile will be pledged for the due and punctual payment of all principal and interest on the securities.

Chile will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Chile may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2012.

TABLE OF CONTENTS

About This Prospectus	1
Certain Defined Terms And Conventions	2
Forward-Looking Statements	4
Data Dissemination	4
Use Of Proceeds	4
Summary	5
Republic of Chile	7
The Economy	16
Balance of Payments and Foreign Trade	52
Monetary and Financial System	61
Public Sector Finances	85
Public Sector Debt	105
Description of the Securities	114
Taxation	128
Plan of Distribution	131
Official Statements	133
Validity of the Securities	133
Authorized Representative	133
General Information	134
Tables and Supplemental Information	135

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About This Prospectus

This prospectus provides you with a general description of the securities Chile may offer. Each time Chile sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading “General Information — Where You Can Find More Information.”

This prospectus is based on information that is publicly available or that Chile has supplied, unless otherwise expressly stated. Chile confirms that:

•	The information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•	It has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	It accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

Chile is a foreign sovereign state. Therefore, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Chile. Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is used by Chile’s diplomatic and consular missions and the residences of the heads of such missions or for military purposes, including such property which is property of a military character or under the control of a military authority or defense agency, since such waiver is not permitted under the laws of Chile. Chile will irrevocably submit to the jurisdiction of any federal or state court in the Borough of Manhattan, the City of New York and will irrevocably waive, to the fullest extent permitted by law, any immunity from the jurisdiction of such courts in connection with any action based upon the securities covered by this prospectus or brought by any holder of securities covered by this prospectus. Nevertheless, Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to any action brought against it under the U.S. federal securities laws or any state securities laws. In the absence of Chile’s waiver of immunity with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Chile unless a court were to determine that Chile is not entitled under the U.S. Foreign Sovereign Immunities Act to sovereign immunity with respect to such action.

Even if investors are able to obtain a judgment against Chile, the enforceability in Chile of such a judgment is dependent on such judgment not violating the principles of Chilean public policy.

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Certain Defined Terms And Conventions

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the rates specified below unless otherwise indicated.

Exchange Rate(1)

At December 31, 2007	Ps.495.82 per US$1.00
Average for year ended December 31, 2007	Ps.522.69 per US$1.00
At December 31, 2008	Ps.629.11 per US$1.00
Average for year ended December 31, 2008	Ps.521.79 per US$1.00
At December 31, 2009	Ps.506.43 per US$1.00
Average for year ended December 31, 2009	Ps.559.67 per US$1.00
At December 31, 2010	Ps.468.37 per US$1.00
Average for year ended December 31, 2010	Ps.510.38 per US$1.00
At December 31, 2011	Ps.521.46 per US$1.00
Average for year ended December 31, 2011	Ps.483.36 per US$1.00
At June 30, 2012	Ps.509.73 per US$1.00
Average for six-month period ended June 30, 2012	Ps.492.83 per US$1.00

(1)	As reported by the Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

For amounts relating to a period, Chilean pesos are translated into U.S. dollar amounts using the average exchange rate for that period. For amounts at period end, Chilean pesos are translated into U.S. dollar amounts using the exchange rate at the period end.

The Central Bank reported the exchange rate for Chile’s formal exchange market at Ps. 474.74 per US$1.00 as of September 12, 2012. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Presentation of Financial Information

All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

Since Chile’s official financial and economic statistics are subject to review by the Central Bank, the information in this prospectus may be adjusted or revised. The information and data contained in this prospectus for December 31, 2011 and thereafter is preliminary and subject to further revision. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

Defined Terms

This prospectus defines the terms set forth below as follows:

•	Gross domestic product or GDP means the total value of final products and services produced in Chile during the relevant period.

•	Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon entry of goods into Chile on a cost, insurance and freight included, or CIF, basis and (ii) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis at a given departure location.

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•	Exports are calculated based upon statistics reported to Chilean customs upon departure of goods from Chile on a FOB basis.

•	Rate of inflation or inflation rate is change in the consumer price index or CPI for the relevant calendar year, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. The rate of inflation is measured by comparing the CPI indices for the later December against the indices for the prior December. See “Monetary and Financial System — Inflation.”

•	An Unidad de Fomento (UF) is an inflation-indexed, Chilean peso-denominated monetary unit that is set daily based on the Chilean CPI of the immediately preceding 30 days as calculated and published daily by the Central Bank of Chile. The main use of this index is in connection with “re-adjustable” payment obligations denominated in Chilean pesos.

Unless otherwise indicated, all annual rates of growth are average annual compounded rates, and all financial data are presented in current prices.

This prospectus refers to the state-owned companies and institutions as indicated below:

Banco del Estado de Chile	Banco Estado
Corporación de Fomento de la Producción	Corfo
Corporación Nacional del Cobre de Chile	Codelco
Empresa Nacional del Petróleo	ENAP
Empresa de Transporte de Pasajeros Metro S.A.	Metro
Empresa Nacional de Minería	Enami
Empresa de los Ferrocarriles del Estado	EFE

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Forward-Looking Statements

This prospectus and any prospectus supplement may contain forward-looking statements.

Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of them in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low copper and mineral prices and recession or low growth in Chile’s trading partners. High international interest rates could negatively affect Chile’s current account and could increase budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile and lower growth in Chile;

•	Instability or volatility in the international financial markets, including in particular continued or increased distress in the financial markets of the European Union, could lead to domestic volatility, which may adversely affect the ability of the Chilean government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investments in particular;

•	Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•	Other adverse factors, such as energy deficits or restrictions, climatic or seismic events, international or domestic hostilities and political uncertainty.

Data Dissemination

Chile is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Chile, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The SDDS’ Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=CHL. Neither Chile nor any agents or underwriters acting on behalf of Chile in connection with the offer and sale of securities, as contemplated in this prospectus or in any prospectus supplement, accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

Use Of Proceeds

Unless otherwise specified in a prospectus supplement, Chile will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the government.

4

Summary

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the debt securities. You should read the entire prospectus and any prospectus supplement carefully.

Selected Financial Information(1)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012(5)
THE ECONOMY
Gross Domestic Product (GDP)(2)	173,007	179,858	172,958	216,253	248,743	124,170
Real GDP (in billions of pesos)(3)	90,857	93,848	92,857	98,536	104,437	55,820
% Change from prior year	5.2%	3.3%	(1.0)%	6.1%	6.0%	5.5%
Consumer price index (annual rate of change)	4.4%	8.7%	1.5%	1.4%	3.3%	2.5%
Producer price index (annual rate of change)	6.5%	2.36%	0.0%	20.21%	(7.45)%	2.3%
Unemployment rate (annual average)	7.2%	8.0%	8.7%	7.3%	6.6%	6.6%
BALANCE OF PAYMENTS
Trade balance	24,132	6,074	15,360	15,324	10,793	1,263
Current account	7,079	(5,800)	3,518	3,269	(3,220)	(2,442)
Financial and capital account (including change in reserves)	7,575	(4,522)	4,193	15,192	(3,914)	(1,967)
Errors and omissions	465	1,272	646	(558)	(721)	470
Central Bank international reserves (period-end)	16,910	23,162	25,371	27,864	41,979	40,344
Number of months of import coverage	3.7	4.0	5.7	4.7	4.7	5.5
PUBLIC FINANCE
Central government revenue	44,214	43,570	32,821	46,842	57,022	30,414
% of GDP	25.6%	24.2%	19.0%	21.7%	22.9%	23.9%
Central government expenditure	30,731	36,216	40,044	47,729	53,793	21,242
% of GDP	17.8%	20.1%	23.2%	22.1%	21.6%	16.7%
Central government surplus/(deficit)	13,484	7,354	(7,223)	(887)	3,229	5,175
% of GDP	7.8%	4.1%	(4.2)%	(0.4)%	1.3%	4.1%
Consolidated non-financial public sector surplus/ (deficit)(4)	4,556	2,419	2,950	4,956	N.A.	N.A.
% of GDP	2.5%	1.3%	1.6%	2.1%	N.A.	N.A.
PUBLIC DEBT
Central government external debt	3,656	2,935	2,530	4,095	5,280	4,649
Central government external debt/GDP	2.0%	2.0%	1.3%	1.7%	2.3%	1.9%
Central government external debt/exports	4.7%	3.9%	4.0%	5.0%	5.6%	N.A.

(1)	In millions of U.S. dollars, except as otherwise indicated.
(2)	GDP in U.S. dollars calculated by translating the nominal GDP in pesos at the average exchange rate of each period.
(3)	Calculated using chained volumes at prices for the immediately preceding year.
(4)	The non-financial public sector includes the central government, municipalities and public owned enterprises, and does not include Banco Estado and the Central Bank.
(5)	Preliminary.

Source: Central Bank, Budget Office and National Statistics Institute.

5

MAP OF CHILE

IGM
INSTITUTO GEOGRÁFICO MILITAR
Cartografía Oficial del Estado de Chile
Mar Caribe
OCÉANO ATLÁNTICO
OCÉANO PACÍFICO
VENEZUELA
Caracas
COLOMBIA
Bogotá
GUYANA
Georgetown
SURINAME
Paramaribo
GUAYANA FRANCESA (FRANCIA)
Cayena
ECUADOR
Quito
Archipiélago de Colón
Islas Galápagos (ECUADOR)
Ecuador
PERÚ
Lima
BRASIL
Brasilia
BOLIVIA
La Paz
PARAGUAY
Asunción
ARGENTINA
Buenos Aires
URUGUAY
Montevideo
Trópico de Capricornio
Isla San Félix (CHILE)
Isla San Ambrosio (CHILE)
Isla Salas y Gómez (CHILE)
Isla de Pascua (CHILE)
Archipiélago Juan Fernández
Isla Alejandro Selkirk (CHILE)
Isla Robinson Crusoe (CHILE)
Mar Chileno
Arica
REGIÓN DE ARICA Y PARINACOTA
Iquique
REGIÓN DE TARAPACÁ
Antofagasta
REGIÓN DE ANTOFAGASTA
Copiapó
REGIÓN DE ATACAMA
La Serena
REGIÓN DE COQUIMBO
Valparaíso
REGIÓN DE VALPARAÍSO
SANTIAGO
REGIÓN METROPOLITANA DE SANTIAGO
Rancagua
REGIÓN DEL LIBERTADOR GENERAL BERNARDO O'HIGGINS
Talca
REGIÓN DEL MAULE
Concepción
REGIÓN DEL BIOBÍO
Temuco
REGIÓN DE LA ARAUCANÍA
Valdivia
REGIÓN DE LOS RÍOS
Puerto Montt
REGIÓN DE LOS LAGOS
Coyhaique
REGIÓN AYSÉN DEL GENERAL CARLOS IBÁÑEZ DEL CAMPO
REGIÓN DE MAGALLANES Y DE LA ANTÁRTICA CHILENA
Punta Arenas
Isla Diego Ramírez (CHILE)
Paso Drake
TERRITORIO CHILENO ANTÁRTICO
OCÉANO PACÍFICO
OCÉANO AUSTRAL
Paso Drake
Tierra de O'Higgins
Polo Sur
* "ACUERDO ENTRE LA REPÚBLICA DE CHILE Y LA REPÚBLICA ARGENTINA PARA PRECISAR EL RECORRIDO DEL LÍMITE DESDE EL MONTE FITZ ROY HASTA EL CERRO DAUDET". (Buenos Aires, 16 de diciembre de 1998)
SIMBOLOGÍA
Capital de país
Otras ciudades
Límite Internacional
0 200 400 600 800 1.000 km

6

Republic of Chile

Area and Population

Chile covers an area of approximately 756,626 square kilometers (excluding the Antarctic territory, which covers approximately 1,250,000 square kilometers). Continental Chile occupies a narrow strip of land, with an average width of 177 kilometers, extending approximately 4,270 kilometers along South America’s west coast. It borders Peru to the north, the Antarctic territory to the south, Bolivia and Argentina to the east and the Pacific Ocean to the west. Continental Chile’s geography is dominated by a range of Pacific coastal mountains in the west, the Andes Mountains in the east and a valley that lies between these two ranges. Southern Chile is an archipelago, with Cape Horn at its tip. Chile’s territory also includes several islands, including Easter Island, Juan Fernández Island and Sala y Gómez Island.

Continental Chile has five well-defined geographic regions: the northern desert, the high Andean sector, the central valley, the southern lakes district and the archipelago region. Approximately 21% of Chile’s land area is forested, while the remaining non-urban areas consist primarily of agricultural areas, deserts and mountains. The northern desert region is rich in mineral resources. The climate is dry and hot in the north, temperate in the central regions and cool and wet in the south.

Chile’s population, industry and arable land are mainly concentrated in the central valley, which includes the nation’s capital and largest city, Santiago, and its two largest ports, San Antonio and Valparaíso. According to the national census conducted in 2002, Chile’s population was approximately 15.7 million, with an annual average growth rate of 1.2% from June 1992 to June 2002. The National Statistics Institute (Instituto Nacional de Estadísticas — INE) conducted a national census during the first half of 2012 and is currently reviewing the results. The INE expects to release final results of the 2012 national census by the end of 2012. According to the preliminary results of the 2012 national census published by the INE, Chile’s population was approximately 16.6 million as of June 30, 2012, representing a 0.97% average growth in population as compared to June 30, 2002. The 2002 national census showed that the population in Chile was highly urbanized, with approximately 87% living in cities, with approximately 40% of urban dwellers residing in the Santiago metropolitan area, which includes the city of Santiago and the surrounding region. Spanish is Chile’s official language.

Chile considers itself an upper-middle income economy. The following table provides selected comparative statistics as set forth in the CIA World Fact Book 2012.

	Argentina		Brazil		Chile		Colombia		Mexico		Venezuela		United States of America

Per capita GDP(1)	US$	17,700	US$	11,900	US$	17,400	US$	10,400	US$	14,800	US$	12,700	US$	49,500
Life expectancy at birth (in years)		77.1		72.7		78.1		74.7		76.6		74.0		78.4
Infant mortality (as % of live births)		1.05%		2.05%		0.73%		1.59%		1.67%		2.01%		0.59%
Adult literacy rate		97.2%		88.6%		95.7%		90.4%		86.1%		92.7%		99.0%

(1)	Figures are adjusted by purchasing power parity (PPP).

Source: CIA World Fact Book 2012.

The Chilean Constitution and Government

Chile is a democratic republic. Accordingly, the Chilean Constitution declares and guarantees principles such as the recognition and protection of human dignity, equality before the law, protection of private property and free entrepreneurship, freedom of speech and association, popular sovereignty, representative government, separation of powers and the rule of law.

The Constitution was approved in a national referendum in 1980 and provides for a system of government composed of three separate and independent powers: an executive branch headed by a President (with a non-renewable four-year term), a legislative branch consisting of a two-chambered Congress, and a judicial branch in which the Supreme Court is the highest authority. The Constitution also provides for a Constitutional Court, which is the highest authority for all matters of constitutional law.

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The 1980 Constitution was significantly amended in 1989 and in 2005 to introduce important changes to the structure of the political system, including the increase of lower house’s oversight powers and a decrease in the powers and status of the National Security Council, which is now an advisory body, strengthening the role of the Constitutional Court by allowing it to rule on the constitutionality of laws and the introduction of a six-year Presidential term limit, which has subsequently been reduced to four years.

The Congress consists of a Senate and a Chamber of Deputies. Thirty-eight Senators comprise the Senate, while the Chamber of Deputies consists of 120 members. All members of Congress are elected by popular vote.

There are 21 judges on the Supreme Court, who are each appointed by the President with the Senate’s consent, and serve until age 75. The Chilean Constitutional Court is composed of 10 judges, three of whom are appointed by the President, three by the Supreme Court and four by Congress, and serve until the age of 75.

Recent Political History

From its independence from Spain in 1810 until 1973 (with the exception of short intervals in the early 1800s, in 1924 and in 1931), Chile had a democratically elected government. In September 1973 a military junta, led by General Augusto Pinochet, then commander in chief of the army, took power and held it until 1990, when a democratic system was reinstated.

Former President Patricio Aylwin, a member of the Christian Democratic Party (PDC), reinstated civilian rule when he took office for a four-year term on March 11, 1990 with the support of the Concertación de Partidos por la Democracia (the Concertación coalition), a political coalition described below. His election in December 1989 followed a transition from military rule that included a countrywide plebiscite in 1988, as stipulated in the 1980 Constitution. Eduardo Frei Ruiz-Tagle, also a member of the PDC and supported by the Concertación coalition, was elected to the presidency in December 1993 for a six-year term and took office on March 11, 1994. In January 2000, again with the support of the Concertación coalition, Ricardo Lagos, founder of the Party for Democracy (PPD), was elected to the presidency for a six-year term, which ended on March 11, 2006. His successor, Michelle Bachelet, became the first woman to be President of Chile after being sworn into office on March 11, 2006. Ms. Bachelet is a member of the Socialist Party and was supported by the Concertación coalition. The current president is Sebastian Piñera, who, at the time of the election, was a member of the National Renewal Party (Renovación Nacional – RN). Mr. Piñera resigned from RN prior to being sworn in as President on March 11, 2010, having won the 2010 presidential elections with the support of the center-right Coalición por el Cambio alliance described below.

Political Parties

Chile has two major political groups: the center-left and center-right coalitions.

•	The center-left coalition, Concertación, consists of the following political parties: the centrist Christian Democratic (Partido Demócrata Cristiano – PDC) and Radical Social Democratic (Partido Radical Socialdemócrata – PRSD) parties, as well as the moderate leftist Party for Democracy (Partido por la Democracia – PPD) and the Socialist Party (Partido Socialista – PS).

•	The center-right coalition, Coalición por el Cambio, consists of the following political parties: National Renewal Party (Renovación Nacional – RN), the Independent Democratic Union Party (Unión Demócrata Independiente – UDI) and, until the most recent congressional elections, Chile Primero.

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Chile also has several smaller parties, which historically have not generally been represented in Congress, but have had elected representatives in certain municipal governments. These parties have historically had limited success, because voting for the Chamber of Deputies is done on a district-by-district basis and candidates from smaller parties have not received the most votes in any individual constituency despite their parties receiving a significant share of the national popular vote. In the most recent congressional election held in December 2009, however, three members from the Communist Party (Partido Comunista — PC) and two from the Regionalist Independent Party (Partido Regionalista Independiente — PRI), both traditionally smaller parties, were elected as Deputies.

In December 2011, Congress approved a major electoral reform to simplify the registration process for all eligible voters, which is expected to increase the Chilean electorate by approximately 50%. As a result of the reform, the Chilean Electoral Service estimates that the Chilean electorate will comprise 13,388,643 registered voters as of the upcoming municipal elections in October 2012, as compared to 8,285,186 registered voters at the time of the presidential and congressional elections in November 2009.

Presidential and Congressional Elections

The following tables detail the results of the Presidential and Congressional elections held since Chile’s return to democracy in 1989:

Presidential Election Vote
(in %)

	1989	1993		1999 1st round	1999 2nd round(2)	2005 1st round		2005 2nd round(2)	2009 1st round	2009 2nd round(2)

Center-Left (Concertación)	55.2	58.0		48.0	51.3	46.0		53.5	29.6	48.4
Center-Right (Coalición por el Cambio)	29.4	30.6	(1)	47.5	48.7	48.6	(1)	46.5	44.1	51.6
Left (Juntos Podemos Más)	—	4.7		3.2	—	—		—	6.2	—
Humanists and Green Party	—	6.7		1.0	—	5.4		—	—	—
Centrist Union (Unión de Centro Centro)	15.4	—		0.4	—	—		—	—	—
Independent	—	—		—	—	—		—	20.1	—

(1)	Aggregate percentage of two center-right presidential candidates.

(2)	The second round took place in January of the following year.

Congressional Elections (Chamber of Deputies)
(in % of votes at the national level)

	1989	1993	1997	2001	2005	2009

Center-Left (Concertación)	51.5	55.4	50.5	47.9	51.8	44.4	(1)
Center-Right (Coalición por el Cambio)	34.2	36.7	36.3	44.3	38.7	43.4
Left	5.3	6.4	7.5	5.2	7.4	—	(1)
Humanists and Greens	—	1.4	2.9	1.1	—	4.6
Centrist Union (Unión de Centro Centro)	2.6	—	2.1	—	—	—
Others	6.4	0.1	0.7	1.5	2.1	7.6

(1)	In the 2009 Congressional election, the Concertación and the Communist Party campaigned together as an electoral alliance.

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The following table details the composition of the Senate and Chamber of Deputies as of July 30, 2012:

Composition of Senate		Composition of Chamber of Deputies

Center-Left (Concertación)	19	Center-Left (Concertación)	53
Center-Right (Coalición por el Cambio)	16	Center-Right (Coalición por el Cambio)	55
Others(1)	3	Others(1)	12
Total	38	Total	120

(1)	Includes Deputies and Senators that are independent (not members of a political party) and deputies of the Communist Party (Partido Comunista — PC) and the Independent Regionalist Party (Partido Regionalista Independiente — PRI).

Presidential and Congressional elections are held every four years. Chile will hold its next Congressional and Presidential elections in November 2013 and the next Presidential period is scheduled to begin in March 2014. The President is elected for four years, and is prohibited from serving in office for consecutive terms. The Senators are elected for eight years, with half the chamber’s seats up for election every four years. Members of the Chamber of Deputies are elected to four-year terms. There are no term limits for Senators or Deputies.

Municipal Elections

There are 345 municipalities in Chile, each administered by a mayor and a municipal council, composed of 6, 8 or 10 councilors, depending on the number of electors in each commune. Municipal elections are held every four years, with the most recent elections held in October 2008 and the next anticipated elections to be held in on October 28, 2012.

The following tables detail the results of the elections for mayors and councilors by pact or alliance:

Municipal Elections 2008 - Mayors 2008

	Votes	Percentage	Candidates	Elected

Center-Left (Concertación Democrática)	1,826,824	28.71%	227	101
Center-Left (Concertación Progresista)	618,685	9.72%	102	46
Center-Right (Alianza por Chile)(1)	2,586,754	40.66%	340	144
Left (Juntos Podemos Más)	402,661	6.33%	191	7
Independents	647,025	10.17%	264	38
Others	280,181	4.40%	107	9
Validly elected candidates	6,362,130	100.00%	1,231	345

(1)	Alianza por Chile consisted of the National Renewal Party and the Independent Democratic Union.

Municipal Elections 2008 - Councilors 2008

	Votes	Percentage	Candidates	Elected

Center-Left (Concertación Democrática)	1,694,494	27.84%	2,092	677
Center-Left (Concertación Progresista)	1,052,333	17.29%	2,013	393
Center-Right (Alianza por Chile)(1)	2,194,528	36.05%	2,123	861
Left (Juntos Podemos Más)	555,329	9.12%	1,589	79
Independents	94,986	1.56%	203	12
Others	495,225	8.14%	1,466	124
Validly elected candidates	6,086,895	100.00%	9,486	2,146

(1)	Alianza por Chile consisted of the National Renewal Party and the Independent Democratic Union.

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International and Regional Relations

Chile maintains close ties with its neighboring countries and has had no significant regional or international conflicts in recent years, except for a recent maritime boundary dispute with Peru, which is pending before the International Court of Justice at The Hague. The dispute was instituted by the Republic of Peru in 2008 and concerns sovereignty over a sea area of about 37,900 km² in the Pacific Ocean. Peru believes that the demarcation of the maritime boundary between the two countries is still outstanding. Chile’s position, however, is that the border is settled pursuant to previously ratified treaties.

Chile also has a boundary dispute with Argentina concerning the Southern Patagonian Ice Field (Campo de Hielo Sur), which comprises an area of 13,900 km² and a large water reservoir. Notwithstanding several attempts to resolve this disagreement, 50 km of the border remains undefined.

Chile is a member of or party to:

•	the United Nations (UN), as a founding member, including many of its specialized agencies. Chile was a non-permanent member of the UN Security Council from January 2003 until the end of 2004;

•	the Organization of American States (OAS);

•	the World Health Organization (WHO);

•	the World Trade Organization (WTO);

•	the International Labor Organization (ILO);

•	the International Monetary Fund (IMF);

•	the International Bank for Reconstruction and Development (World Bank);

•	the Inter-American Development Bank (IDB);

•	the Organization for Economic Cooperation and Development (OECD);

•	the International Conference of Copper Exporting Countries (CIPEC);

•	the Asian Pacific Economic Cooperation Forum (APEC);

•	the Union of South American Nations (UNASUR);

•	the World Intellectual Property Organization (WIPO); and

•	Pacific 4: New Zealand, Singapore, Brunei Darussalam and Chile.

In February 2003, the Central Bank formally became part of the credit arrangements known as the New Arrangements to Borrow (NAB), created by the IMF in 1998. The NAB serves as a mechanism to provide resources to countries facing a financial crisis. In October 2003, the Central Bank became a member of the Bank for International Settlements (BIS). The BIS is an international organization, established in 1930 to pursue worldwide monetary and financial stability.

Chile also participates in several regional arrangements designed to promote cooperation in trade, investment and services. Chile is a member of the Latin American Integration Association (Asociación Latinoamericana de Integración – ALADI), a regional trade association, and an associate member of the Mercado Común del Sur or “Mercosur,” which is an economic and political agreement designed to promote free trade in Latin America. Chile is also party to a number of bilateral trade arrangements. See “Balance of Payments and Foreign Trade – Foreign Trade” for more information on these arrangements.

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Chile participated as an observer in the Organization for Economic Cooperation and Development (OECD) for over a decade and became an active member of 20 OECD committees and working groups. In recognition of Chile’s sound policies, the OECD Board invited Chile to become a full member of the organization in May 2007. In September 2008, Chile submitted its Initial Memorandum in support of its membership application and, after completing the process for accession, Chile was invited to become a member on December 15, 2009. Chile’s membership in the OECD became effective on May 7, 2010. In joining this organization, Chile became its first South American member.

In becoming an OECD member, Chile agreed to: (i) promote the efficient use of its economic resources; (ii) incentivize research, development and vocational training in the scientific and technological fields; (iii) implement policies that target economic growth and internal and external financial stability and avoid policies that hinder such growth and stability; (iv) Reduce, and to the extent possible, abolish any obstacles to the domestic and international exchange of goods, services and payments and maintain and extend the liberalization of capital movements; and (v) contribute to the sustainable economic development of both member and non-member countries, in particular, by contributing capital flow and technical assistance and providing access to export markets.

Measures Implemented to Deter Terrorism and Money Laundering

Chile has played an active role in the initiatives against money laundering and terrorism financing undertaken by international organizations in which it is a member. These organizations include the UN, the OAS, the Financial Action Task Force of South America (GAFISUD), the Inter-American Drug Abuse Commission (CICAD) and the OECD.

To this end, in 2001 the President issued Supreme Decree No. 488, which requires all authorities and public institutions to ensure the observance and enforcement of UN Security Council resolution No. 1,373 and, in 2003, in compliance with the undertakings of the “International Convention for the Suppression of the Financing of Terrorism,” Chile modified its original counter-terrorism Law No. 18,314, enacted in 1984, by enacting Law No. 19,906, through which the financing of terrorism has been made a criminal offense.

In 2003, Law No.19,913 was enacted to bolster the Chilean anti-money laundering regime by increasing the penalties for money laundering and expanding the number of criminal offenses deemed as underlying crimes for the purposes of the law, such as drug dealing, arms dealing, financial offenses or any form of terrorism, including the financing of terrorism. In addition, Law 19,913 created the Financial Analysis and Intelligence Unit (UAF), a governmental entity aimed at preventing the use of the financial system and other sectors of the economy for specified illegal activities, with a special focus on money laundering. It is responsible for gathering, processing and exchanging information related to the financing of terrorist or money laundering activities. If the UAF has reasonable belief that a financial operation is being used to launder money or to fund terrorist activities, it is required to promptly provide all relevant information to the Chilean prosecutors and courts. With the purpose of deterring terrorism, the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras — SBIF), the banking regulatory agency, has instructed banks and other entities under its supervision to implement certain recommendations that expand the concept of illegal activities constituting international terrorism, such as money laundering and providing improper financing.

In 2005, a new Drug Act (Law No. 20,000) was enacted. This law contains measures to help detect money laundering by strengthening the police’s powers of investigation and international judicial cooperation.

In March 2006, the SBIF replaced its standards on the prevention of money laundering with the “Core principles for effective banking supervision” and “Customer due diligence standards for banks” established by the GAFISUD and the Basel Committee on Banking Supervision. Many of these guidelines, however, had already been implemented in practice.

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In December 2009, Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Financing of Terrorism and Offences of Bribery entered into force. This law, which was promulgated in part to give effect to Chile’s obligations under certain international treaties, introduced a list of offenses for which private legal entities and state-owned enterprises can be held criminally liable (i.e., bribery of Chilean and foreign public officials, money laundering and financing of terrorism). Criminal liability for legal entities in the aforementioned cases is an exception to the general Chilean criminal law principle restricting criminal liability to individuals.

In December 2010, GAFISUD concluded its third round evaluation of Chile’s compliance with the International Financial Action Task Force recommendations to combat money laundering and terrorism financing. In its report, GAFISUD provided recommendations for further improving compliance. These recommendations are consistent with GAFISUD’s 2006 evaluation and include, among others, the following items requiring legislative action: (i) improving the implementation of “know your client” procedures by certain unregulated foreign exchange service providers and (ii) facilitating criminal prosecution of money laundering and terrorism financing by eliminating the intent requirement from the legal definitions of these crimes. Congress is currently reviewing a proposed bill that would codify these recommendations.

As of the date of this prospectus, Chile holds the pro tempore presidency of GAFISUD. While serving as such, Chile announced at the 25th Plenary Session the adoption of a new national strategy to combat money laundering and terrorism financing and the formation of a discussion group to develop and implement the strategy. The group will benefit from the participation of the IMF, the IADB and more than 20 public entities, including the Central Bank, the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras — SBIF), Superintendency of Pensions (Superintendencia de Pensiones — SP), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) and the Office of the National Public Prosecutor (Fiscalía Nacional).

2010 Earthquake and Tsunami

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960, which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck central-south Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The earthquake triggered a tsunami in central-south coastal areas. Due to the severity of the earthquake and its devastating consequences, on February 28, 2010 the government declared a “state of catastrophe” in Región del Maule and Región del Bio Bio for a 30-day period. On March 11, 2010, a “state of catastrophe” was also declared in Región del Libertador General Bernardo O’Higgins for a 20-day period. Significant aftershocks followed the initial earthquake, including aftershocks of 6.2, 5.4 and 5.6 magnitudes within an hour of the initial earthquake, aftershocks of 6.9, 6.7 and 6.0 magnitudes on March 11, 2010 and a 7.2 magnitude earthquake on March 13, 2010. As of May 15, 2010 the official death toll from the earthquake and tsunami was 521.

The regions of Bio Bio and Maule were the most severely affected regions. Concepción, located approximately 200 miles south of Santiago, was the most affected city, with its infrastructure and numerous buildings severely damaged. The coastal area of Concepción, including the neighboring cities Talcahuano and Penco, were hit by a tsunami shortly after the earthquake that significantly damaged port facilities. Several cities in the Maule region, including its capital city of Talca, were also seriously affected by the earthquake. The region of Valparaíso, including the port of Valparaíso and the city of Viña del Mar, was also severely affected. Region VI suffered serious damages as a result of the 7.2 magnitude quake on March 13, 2010, which forced President Sebastián Piñera to declare a “state of catastrophe” in that region. Rancagua, the capital city of Region VI, located approximately 56 miles from Santiago, also suffered significant damages.

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The earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including roads, bridges, ports and Santiago’s international airport. The damage to Chile’s roads, port and other infrastructure is likely to have an adverse impact on the Chilean economy and, in particular, on export businesses that operate in the affected areas. Total infrastructure damage from this catastrophe has been estimated to be US$21 billion and comprises US$10.4 billion of private sector infrastructure damage and US$10.6 billion of public sector infrastructure damage. The public sector infrastructure damage primarily affected housing, education, health care, public works, government buildings and monuments and agriculture. The private sector infrastructure damage primarily affected manufacturing, fishing, tourism, housing, education, energy, agriculture, transportation and telecommunications. The government estimates that public spending of US$8.4 billion will be needed between 2010 – 2013 for the government’s reconstruction efforts, as further described below, of which US$3.3 billion will come from tax revenues (including the increased mining royalty imposed by Law No. 20,469); US$2.9 billion from budget reassignments; US$1.2 billion from the copper reserves fund; US$0.3 billion from donations and 0.7 billion from other sources, including, proceeds from the sale of non-core assets (mainly shares in privatized water utility companies), additional indebtedness (subject to congressional approval), or the withdrawal of funds from the Economic and Social Stabilization Fund (FEES).

In February 2011, the global insurance company Swiss Re estimated that the total value of claims on private insurance companies as a consequence of the earthquake and tsunami will reach US$8 billion. As of May 2012, the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) had recorded a total of US$6.0 billion in claims relating to the earthquake and tsunami damage.

The government has announced a US$8.4 billion reconstruction plan to be allocated as follows: housing: 27.4%; health system: 25.4%; education: 14.3%; public works: 13.9%; other: 19%. The Ministry of Finance is funding the reconstruction plan from a variety of sources, including a US$730 million reallocation of public expenditures. The government is also encouraging private donations to help the reconstruction efforts. A law on donations (Law No. 20,444) created tax credits for donations to a reconstruction fund managed by the government. As of April 2012, the total amount of donations received pursuant to this law was approximately US$23.6 million.

In addition, in July 2010, the Reconstruction Financing Law (Law No. 20,455) was approved by Congress. Highlights of the initiatives contained in this law include:

•	The first category tax, applied to businesses, was increased from the then-current 17% to 20% during 2011, 18.5% in 2012 and will return to 17% in 2013 (however, as of the date of this prospectus, Congress approved a law to increase the first category tax to 20% on a permanent basis).

•	An increase of 0.275% in the real estate tax rate for years 2011 and 2012, which applies to property with a fiscal value exceeding approximately US$180,000, which represents approximately 1.5% of Chile’s real estate.

•	An increase in the tax on tobacco sales from 50.4% to 62.3%, plus a tax of approximately US$0.10 per package of 20 cigarettes.

•	Tax deferral treatment of certain voluntary social security deposits (depósitos convenidos) has been limited to approximately US$35,000 per year.

•	Restrictions have been placed on the use of tax exemptions for income derived from lease payments, which had historically been permitted by the special tax regime of Decree with Force of Law No. 2 of 1959 applicable to homes complying with certain legal requirements.

The mining royalty was also amended as part of the government’s reconstruction efforts. In October 2010, Congress passed Law No. 20,469, which subjects mining operators with annual sales over 50,000 metric tons of fine copper to a tax on a sliding scale from 5.0% to 34.5% of operating margin, depending on annual sales revenues of fine copper, instead of the prior 5.0% fixed rate tax previously established under Law 20,026 of 2005.

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Law No. 20,469 does not affect (i) foreign mining operators that had already been granted a fixed tax rate, or “tax invariability,” under a foreign investment agreement enacted between such foreign mining operator and the Chilean government pursuant to the Foreign Investment Statute (Decree Law No. 600) or (ii) local mining operators that had entered into a tax invariability contract under Law No. 20,026, unless such operators have waived their rights to tax invariability within 60 days of the effectiveness of Law 20,469. Companies that waived their rights became subject to the transitory provisions of Law No. 20,469, which include a tax rate ranging from 4.0% to 19.5% during 2010, 2011 and 2012. Beginning in 2013, such mining operators will be subject to the mining royalty pursuant to the following rules: (i) between 2013 and until the original termination date of the invariability regime set forth in the relevant foreign investment agreement, the mining operator shall be subject to: (x) a tax rate ranging from 0.5% to 5% in the case of mining operators subject to the provisions of Law No. 20,026; (y) a tax rate of 4%, in the case of foreign investors that have entered into a foreign investment agreement under the Decree Law No. 600 before December 1, 2004 or local mining operators that have applied for foreign investor rights under the rules of the Decree Law No. 600; or (z) a tax rate of 5%, in the case of foreign investors that have entered into a foreign investment agreement under the Decree Law No. 600 on or after December 1, 2004; (ii) upon the original termination date of the tax invariability regime set forth in the relevant agreement, the mining operator shall be subject to an extended tax invariability period at the tax rates set forth by Law No. 20,469 for an additional period of six years; and (iii) upon the termination of the extended invariability regime, the mining operator shall be subject to the general tax regime effective at the date thereof.

As of the date of this prospectus, the government spending on the reconstruction effort during 2010 and 2011 amounted to US$1.3 and US$2.0 billion, respectively. For 2012 and 2013, the government expects spending on the reconstruction effort to reach approximately US$2.2 and US$1.3 billion, respectively.

As of April 30, 2012, the government had completed approximately 74% of its anticipated spending on the reconstruction effort. In particular, the government had completed 58% of its anticipated housing expenditures, 100% of its anticipated telecommunications expenditures, 62% of its anticipated expenditures on public buildings, 96% of its anticipated expenditures on health care and services and 77% of its anticipated expenditures on education.

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The Economy

History and Background

Chile is a country rich in natural resources and its economy has historically been oriented towards the export of primary products. During the international economic crisis of the 1930s, however, the market for Chilean exports collapsed and international capital markets were closed to Chilean borrowers. In response to this, successive governments sought to reduce Chile’s dependence on foreign trade by implementing import substitution policies designed to promote domestic industries and discourage imports. The strategy was supplemented by giving the state a role in the development of key sectors, including electricity and steel. As result of these policies, the government’s role in the economy expanded in the decades that followed.

Government policy was eventually liberalized and, between 1964 and 1966, the administration of President Eduardo Frei Montalva (1964 to 1970) lowered external tariffs and greatly reduced other non-administrative import barriers. In addition, the administration tried to professionalize Chile’s monetary policy by recruiting career economists to the Central Bank and the Ministry of Finance. Despite these more liberal economic policies, Chile’s economy was still heavily regulated into the late 1960s.

The socialist government of President Allende (1970 to 1973) greatly increased the government’s role in the economy by implementing a wide-ranging nationalization program, expanding the agrarian reform process that was started by previous governments, and rapidly increasing the government expenditure and the money supply. By 1973, inflation reached an annual rate of more than 500%, industrial output fell by more than 6% and the Central Bank’s foreign exchange reserves stood at slightly over US$40 million.

Following the military coup d’etat in 1973, the military government lead by General Augusto Pinochet (1973 to 1990) introduced liberal economic reforms designed to open the economy to foreign investment, liberalize foreign trade and reduce the central government’s size and influence on the economy by, among other things, eliminating long-standing and widespread price controls and undertaking a significant privatization program. Although the military government was able to reduce inflation, eliminate budget deficits and initiate an economic recovery, in the early 1980s, Chile underwent a severe recession due largely to a global recession, a worsening of the terms of trade, a decrease in the availability of external credit, weak banking sector regulation, real wage inflexibility, and the abandonment of the currency peg which quickly led to the depreciation of the peso and an external debt and domestic banking crisis. In 1982, real GDP fell 13.4% compared to the previous year. In 1983, real GDP further decreased 3.5% and unemployment peaked at 20.5% (excluding the effects of certain ad hoc emergency employment programs developed by the government). From 1984 to 1989, however, the government’s liberalizing economic policies resulted in increased exports, average GDP growth of 6.7% per year, a 66.6% reduction in the current account deficit, and a steady rise in international reserves.

In addition, in 1985, the government initiated a far-reaching privatization program of state-owned companies. These economic policies and the government’s expansionary monetary policy led to an approximately 22.8% increase in domestic spending for the two-year period from 1987 to 1989, which in turn led to a rise in inflation. When President Aylwin took office in 1990, it implemented a macroeconomic policy designed to correct these economic imbalances.

The Concertación coalition governments of Presidents Patricio Aylwin (1990 to 1994), Eduardo Frei Ruiz-Tagle (1994 to 2000), Ricardo Lagos (2000 to 2006), and Michelle Bachelet (2006 to March 2010) sought to provide stability and economic growth to Chile while fostering social development. Concertación coalition administrations consistently promoted free-market economic principles, including protection of private property, the subsidiary role of the state in the economic activity, free trade, open and fair competition, sound macroeconomic, banking and financial regulation policies. The current administration of President Sebastian Piñera from Coalición por el Cambio seeks to strengthen the Chilean economy and increase economic growth to an average of 6% per year by expanding the investment rate, improving capital markets regulation and enhancing labor productivity through human capital investment, promoting innovation and entrepreneurship, and modernizing the state. The current government has expressed its commitment to sound macroeconomic policies and the extension and improvement of social policies to those in need.

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Additionally, the current government has adhered to a sustainable fiscal policy that includes a stable fiscal balance measured as a percentage of GDP (known as the “fiscal balance rule”). During 2010, the government appointed a special commission to assess the then-prevailing fiscal balance pursuant to a new methodology, which study revealed a 2.0% fiscal deficit. As of the date of this prospectus, the fiscal target for 2012 is a structural deficit of approximately 1.1% of GDP, and the government intends to reduce this deficit to 1.0% of GDP by 2014 (See “Public Sector Finances – Public Sector Accounts and Fiscal Statistics”).

Macroeconomic Performance (1990 – 2008)

The Chilean economy grew by an average of 8% per year between 1990 and 1998. In 1999, as a result of the 1997 Asian crisis and the abandonment of the crawling exchange rate band, the Chilean economy experienced a recession. Despite relatively strong growth in 2000 (4.5%), turmoil in the international financial markets, low copper prices and the Argentine currency and debt crisis of 2001-2002 combined to slow the pace of growth in Chile to 2.2% in 2001 and 3.4% in 2002. The policies implemented to give effect to the structural balance rule introduced in 2001 (see “Public Sector Finances – Public Sector Accounts and Fiscal Statistics – Fiscal Policy Framework – Structural Balance Policy Rule”) were instrumental in helping the economy accelerate its growth rate. In 2003, the economy grew by 3.9% and by 7.0% in 2004, 6.2% in 2005, 5.7% in 2006, 5.2% in 2007 and 3.3% in 2008. This was accompanied by an improvement in the terms of trade, driven mainly by the price of copper, which rose from an average of US$0.707 per lb. in 2002 to US$1.669 in 2005 and US$3.049, US$3.229 and US$3.155 in 2006, 2007 and 2008, respectively. Increased copper prices helped the Chilean Sovereign Wealth Funds (the Pension Reserve Fund-FRP, by its Spanish acronym, and the Economic and Social Stabilization Fund) save US$22.7 billion as of the end of 2008 (see “Public Sector Finances – Fiscal Responsibility Law”).

Global Financial Crisis – Economic Performance and Policies of 2008–2009

Beginning in the fourth quarter of 2008, global trends began to negatively affect Chile’s macroeconomic performance including the contraction in available external financing, increase in premiums for credit risk, significant capital outflows from emerging markets, reductions in interest rates on U.S. Treasury bonds, lower commodity prices, including copper (US$1.39/lb in December 2008 compared to US$3.17/lb in September 2008) and fluctuation in the value of the dollar against other major currencies. These factors resulted in a significant slowdown in output (from 4.7% to 1.4%) and demand (from 9.9% to 1.2%) in the fourth quarter of 2008 compared to the same period of 2007. The export sector was similarly affected, with the terms of trade deteriorating by 27.5% in the fourth quarter of 2008 compared to the same period in 2007. GDP growth in 2008 was 3.3% compared to 5.2% during 2007. Domestic consumption grew 5.2% in 2008 compared to 7.6% in 2007. This decrease resulted from a significant reduction in the demand for new cars, capital goods, new homes and inventories. The sectors that have been most affected are retail, manufacturing and construction.

In an effort to combat the effects of the global financial crisis and ensure sufficient liquidity in the economy, in October 2008, the Central Bank suspended its program of U.S. dollar reserve accumulation, implemented U.S. dollar repurchase transactions with weekly auctions of US$500 million and permitted banks to use currencies in addition to U.S. dollars to meet their foreign currency reserve requirements for a period of six months.

In light of global economic conditions, at the beginning of January 2009, the government implemented a stimulus plan aimed at boosting employment and economic growth. This fiscal package, equivalent to 2.1% of GDP (US$4.0 billion), sought to create conditions that would allow the economy to grow in 2009 and, directly and indirectly, create more than 100,000 jobs (See “— Employment and Labor — Employment”). The stimulus package included: subsidies to individuals and families, additional investment in public infrastructure, tax cuts, improved access to financing for small- and medium-sized businesses, additional capitalization of state-owned enterprises (including a US$1 billion investment in Codelco), and other initiatives to incentivize private investment, such as a US$700 million public investment plan for rural and urban roads and housing and irrigation projects aimed at supporting employment in the construction sector.

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Primarily as a result of the fiscal stimulus plan, in 2009, government expenditures grew by 17.8%, while central government real revenue fell by 23.2% as compared to 2008 due to decreases from net tax collection and gross copper revenue, mainly from Codelco. In 2009, the government recorded an effective deficit of 4.5% of GDP and a structural deficit of 1.1% of GDP. (See “Public Sector Finances – Public Sector Accounts and Fiscal Statistics – Fiscal Policy Framework – Structural Balance Policy Rule”). Financing sources for the deficit came from the issuance of government bonds in the local market, as authorized in the 2009 budget law, and from withdrawals from the FEES. Withdrawals from the FEES in 2009 included: US$8.0 billion to help finance part of the stimulus plan and the fiscal deficit caused by the drop in both tax revenues and income from Codelco; US$441 million to pay down public debt; and US$837 million for payment into the FRP. Total withdrawals from the FEES in 2009 were US$9.3 billion. (See “Public Sector Finances – Fiscal Responsibility Law – Economic and Social Stabilization Fund”).

The government sought to mitigate the effect on the exchange rate of the inflow of dollars related to the government’s withdrawal from the FEES by using domestic borrowing to finance the deficit and launching a process of daily auctions so as to provide the market with a framework of predictable and transparent sales. In order to finance expenditures in pesos under the stimulus plan (equivalent to approximately US$3 billion), daily auctions of US$50 million were held between March 27 and June 23, 2009. Subsequently, auctions of US$40 million were held daily from July 1 to November 20, 2009, for a total of US$4 billion.

Gross Domestic Product (2009 to the Present)

In 2009, GDP contracted by 1.0%. This was primarily caused by a 5.7% decrease in aggregate domestic demand due largely to a 12.1% reduction in gross fixed capital formation and a 4.5% contraction in exports compared to 2008, which resulted from the global financial crisis. In addition, the 2009 average price of copper decreased to US$2.34 per lb. compared to US$3.16 per lb. in 2008, which resulted in less favorable international trade terms. These factors were partially offset by the government’s fiscal stimulus plan implemented in January 2009.

In 2010, GDP increased by 6.1% mainly due to an increase in the growth of domestic consumption from a decrease of 0.8% in 2009 to an increase of 10.0% in 2010, an 35.6% increase in investment from a decrease of 23.5% in 2009 and a 1.4% increase in exports from a 4.5% decrease in 2009. In addition, the 2010 average price of copper increased to US$3.42 per pound compared to US$2.34 per pound in 2009, which resulted in improved international terms of trade. Chile’s economic recovery in 2010 was partially offset by the negative impact of the earthquake and tsunami of February 27, 2010. (See “Republic of Chile – 2010 Earthquake and Tsunami”).

During 2011, GDP grew by 6.0%. This was primarily caused by a 9.4% increase in aggregate domestic demand, a 17.6% increase in gross fixed capital formation a 7.9% increase in consumption and a 4.6% increase in exports.

During the six months ended June 30, 2012, GDP grew by 5.5% (compared to the same period of 2011). This was mainly due to a 6.9% increase in the service sector as a result of an increase in private consumption. However, the current account recorded a negative balance mainly due to a larger increase in imports than exports.

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Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the fiscal quarters presented:

	Current Account (Million US$)	GDP Growth (in %)	Domestic Demand Growth (in %)
2007
First quarter	3,124.60	6.4%	6.4%
Second quarter	2,686.64	5.6%	6.6%
Third quarter	1,165.44	4.0%	5.9%
Fourth quarter	102.08	4.7%	9.9%
2008
First quarter	1,307.12	3.0%	8.9%
Second quarter	(881.16)	3.8%	12.5%
Third quarter	(3,350.08)	5.1%	11.4%
Fourth quarter	(2,875.97)	1.4%	1.2%
2009
First quarter	953.34	(2.8)%	(6.7)%
Second quarter	1,812.63	(3.2)%	(10.1)%
Third quarter	305.79	(0.6)%	(7.1)%
Fourth quarter	446.11	(2.4)%	1.3%
2010
First quarter	2,161.07	2.8%	10.3%
Second quarter	793.62	7.1%	17.1%
Third quarter	(757.76)	7.7%	17.2%
Fourth quarter	1,071.63	6.7%	14.4%
2011
First quarter	639.92	9.9%	15.4%
Second quarter	406.00	6.3%	9.0%
Third quarter	(2,998.73)	3.7%	8.6%
Fourth quarter	(1,267.37)	4.5%	5.5%
2012
First quarter	(129.08)	5.3%	4.5%
Second quarter	(2,442.39)	5.5%	7.1%

Source: Central Bank.

19

The following tables present GDP and expenditures measured at current prices and in constant 2003 Chilean pesos, each for the periods indicated:

GDP and Expenditure

(at current prices for year indicated, in billions of constant 2003 Chilean pesos)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
GDP	90,429	93,848	96,799	110,371	120,233	62,705
Aggregate Domestic Demand	78,435	91,997	89,495	103,581	116,212	61,220
Gross Fixed Capital Formation	18,145	23,179	21,027	23,688	27,839	14,590
Change in Inventories	448	1,184	(1,465)	2,304	1,794	1,546
Total Consumption	59,842	67,635	69,933	77,589	86,579	45,084
Private Consumption	50,470	57,082	57,713	64,348	72,368	37,933
Government Consumption	9,372	10,553	12,220	13,241	14,211	7,152
Total Exports	40,885	38,953	35,849	42,009	45,770	22,869
Total Imports	28,891	37,102	28,545	35,219	41,749	21,384
Net Exports	1,851	1,851	7,304	6,790	4,020	1,485

Source: Central Bank.

GDP and Expenditure

(chained volume at previous year prices, in billions of Chilean pesos)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
GDP	90,857	93,848	92,875	98,536	104,437	54,038
Aggregate Domestic Demand	84,951	91,997	86,798	99,633	108,989	55,821
Gross Fixed Capital Formation	19,662	23,179	20,375	23,279	27,380	14,388
Change in Inventories	510	1,184	(1,733)	2,001	1,366	1,193
Total Consumption	64,773	67,635	68,156	74,264	80,165	40,239
Private Consumption	54,271	57,082	56,633	62,321	67,792	34,475
Government Consumption	10,520	10,553	11,523	11,967	12,433	5,824
Total Exports	39,228	38,953	37,181	37,691	39,432	20,250
Total Imports	33,358	37,102	31,104	39,631	45,323	22,595
Net Exports	5,869	1,851	6,077	(1,939)	(5,891)	(2,345)

Source: Central Bank.

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Composition of Demand

The primary component of aggregate demand is private consumption, which has remained stable relative to GDP at an average of 58.9% between 2007-2011. Another key component of demand, gross fixed capital formation, increased from 20.1% of GDP in 2007 to 23.2% of GDP in 2011, despite a decrease in 2009 to 21.7% of GDP (as compared to gross fixed capital formation of 24.7% of GDP in 2008).

The following table presents GDP by categories of aggregate demand:

GDP by Aggregate Demand
(percent of total GDP)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012

GDP	Ps. 90,429	Ps. 93,848	Ps. 96,799	Ps. 110,371	Ps. 120,233	Ps. 62,705
Domestic Absorption	86.2%	96.8%	94.0%	91.8%	95.2%	95.2%
Private Consumption	55.8%	60.8%	59.6%	58.3%	60.2%	60.5%
Government Consumption	10.4%	11.2%	12.6%	12.0%	11.8%	11.4%
Gross Fixed Capital Formation	20.1%	24.7%	21.7%	21.5%	23.2%	23.3%
Exports of goods and services	45.2%	41.5%	37.0%	38.1%	38.1%	36.5%
Imports of goods and services	31.9%	39.5%	29.5%	31.9%	34.7%	34.1%

Source: Central Bank.

Savings and Investment

For several years leading up to 2009, Chile significantly increased its savings rate due to the Structural Fiscal Policy Rule (as defined below in “Public Sector Finances”). The following table presents the savings expansion that occurred during 2007 and 2008, and its subsequent contraction in 2009, caused by a decrease in bank loans and an increase in net capital outflows abroad, mainly by institutional investors and the government. In 2010, 2011 and the first six months of 2012, the savings rate recovered primarily as a result of higher levels of institutional investment and economic growth. In 2010, the savings rate recovery was also driven by a positive current account, which resulted from an improved trade balance for Chilean goods due to the increase in external demand for Chilean exports.

Savings and Investment
(% of GDP)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012

National Gross Savings	24.8%	22.4%	22.2%	25.0%	23.4%	23.7%
External Savings	(4.2)%	3.6%	(2.0)%	(1.5)%	1.3%	2.0%
Total Gross Savings or Domestic Gross Investment	20.6%	26.0%	20.2%	23.5%	24.6%	25.6%

Source: Central Bank

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Principal Sectors of the Economy

The Chilean economy, with a GDP of US$235.7 billion in 2010 and US$230.6 billion in 2011, has considerable natural resources, a modern export-oriented manufacturing sector and a sophisticated services sector.

Prior to the February 27, 2010 earthquake and tsunami, Chilean output and domestic demand had begun to recover compared to the same period in 2009. The earthquake and tsunami, however, caused severe damage to productive assets in areas of the country important to Chile’s economy, which led the government to lower its productive outlook in the short term.

On a quarterly basis, output decreased by 6.6% in the first quarter of 2010 compared to the fourth quarter of 2009. This contraction in output was largely caused by the earthquake and tsunami’s effect on industrial output and on the manufacturing sector in particular, which suffered damage to its infrastructure, machinery and equipment and experienced an increase in lost workdays among absent employees. The manufacturing sub-sectors most affected were paper and presses, food, drinks and tobacco, metallic products, machinery, equipment and other, and chemical industry, oil rubber and plastic. The primary sector was also severely affected by the earthquake and tsunami. The fishing industry suffered significant damage to vessels and processing infrastructure, while the agriculture industry experienced the destruction of storage facilities, and water restraints caused by damage to irrigation infrastructure. The services sub-sectors most significantly and adversely affected by the earthquake and tsunami were transport and personal services.

During the remainder of 2010, the Chilean economy gradually recovered from the effects of the earthquake and tsunami as a result of increased domestic demand in various sectors of the economy, including electricity, gas and water, trade, catering, communications and copper.

In 2011, GDP grew by 6.0%, driven by the increase in gross fixed capital formation and private consumption. Most of Chile’s productive sectors, including in particular agriculture, forestry and fishing, recorded significant growth. This growth was mainly due to domestic absorption, which reached rate of 95.2% of GDP in 2011, compared to 91.8% in 2010.

During the six months ended June 30, 2012, GDP grew by 5.5% compared to the same period of 2011, explained mainly by a 6.9% increase in the service sector and a 2.7% increase in the primary sector. In line with 2011 results, this growth was principally driven domestically by a domestic absorption rate of 97.5% of GDP and a private consumption rate of 61.9% of GDP.

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The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012(1)
PRIMARY SECTOR:	24.0%	17.3%	16.4%	19.2%	18.3%	16.5%
Agriculture, livestock and forestry	2.8%	2.9%	2.8%	2.8%	2.8%	2.7%
Fishing	0.6%	0.4%	0.4%	0.3%	0.4%	0.3%
Mining	20.5%	14.0%	13.1%	16.1%	15.2%	13.5%
Copper	19.5%	12.8%	12.0%	14.9%	13.5%	11.7%
Other	1.1%	1.2%	1.1%	1.2%	1.7%	1.8%

MANUFACTURING SECTOR:	12.0%	11.2%	11.3%	10.8%	10.9%	11.2%
Food, drinks and tobacco	3.5%	4.0%	4.5%	4.1%	4.2%	4.4%
Textile, cloths and leather	0.5%	0.4%	0.3%	0.3%	0.3%	0.3%
Wood and Furniture	0.7%	0.6%	0.5%	0.4%	0.3%	0.4%
Paper and presses	1.6%	1.5%	1.3%	1.4%	1.3%	0.9%
Chemical Industry, oil, rubber and plastic	3.0%	2.2%	2.3%	2.1%	2.4%	2.5%
Non-Metal Mineral Products and basic metallurgies	1.1%	0.9%	0.6%	0.6%	0.7%	0.9%
Metallic products, machinery, equipments and other	1.6%	1.5%	1.8%	1.7%	1.7%	1.9%

SERVICE SECTOR:	56.2%	63.0%	64.5%	62.0%	62.4%	63.7%
Electricity, gas and water	1.9%	2.7%	3.1%	2.4%	2.4%	1.8%
Construction	5.8%	7.3%	7.4%	7.2%	7.4%	7.6%
Trade and catering	8.7%	9.8%	9.1%	9.3%	9.5%	9.3%
Transport	4.7%	4.8%	4.3%	4.2%	4.1%	4.5%
Communications	1.9%	2.0%	2.0%	2.0%	1.9%	1.9%
Financial Services	15.8%	17.4%	17.7%	17.2%	17.2%	17.5%
Housing	4.5%	4.9%	5.3%	4.9%	5.0%	5.2%
Personal Services	9.2%	10.1%	10.9%	10.4%	10.6%	11.5%
Public Administration	3.7%	4.1%	4.6%	4.4%	4.3%	4.4%

Subtotal	92.1%	91.5%	92.1%	92.0%	91.6%	91.5%
Net adjustments for payments made by financial institutions, VAT and import tariffs	7.9%	8.5%	7.9%	8.0%	8.3%	8.5%
Total GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Nominal GDP (millions of Pesos)	Ps. 90,428,771	Ps. 93,847,932	Ps. 96,799,161	Ps. 110,371,423	Ps. 120,232,603	Ps. 62,705,098

(1) Preliminary.

Source: Central Bank.

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Change in GDP by Sector
(% change from previous year)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012(1)
PRIMARY SECTOR:	2.8%	(1.8)%	(1.9)%	1.3%	(1.7)%	2.7%
Agriculture, livestock and forestry	3.1%	6.0%	(4.3)%	2.3%	11.2%	2.4%
Fishing	(1.1)%	15.4%	(14.2)%	2.2%	17.1%	2.8%
Mining	2.8%	(3.7)%	(1.0)%	1.1%	(4.8)%	2.7%
Copper	2.9%	(3.7)%	(0.4)%	0.5%	(6.0)%	3.6%
Other	0.6%	(3.4)%	(8.1)%	7.3%	9.5%	(4.0)%

MANUFACTURING SECTOR:	2.4%	1.6%	(4.2)%	3.4%	6.6%	3.5%
Food, drinks and tobacco	2.2%	2.6%	(3.3)%	2.6%	4.3%	8.6%
Textile, cloths and leather	(7.2)%	(9.7)%	1.1%	10.4%	(1.3)%	(3.4)%
Wood and Furniture	(17.0)%	(8.7)%	(23.6)%	9.5%	7.0%	(5.1)%
Paper and presses	17.2%	3.6%	1.0%	(6.3)%	10.1%	(2.6)%
Chemical Industry, oil, rubber and plastic	2.3%	4.4%	(4.8)%	3.5%	6.9%	(1.4)%
Non-Metal Mineral Products and basic metallurgies	(0.1)%	(7.5)%	(3.9)%	4.3%	17.2%	6.9%
Metallic products, machinery, equipments and other	8.0%	6.6%	(4.8)%	9.1%	5.8%	4.9%

SERVICE SECTOR:	5.6%	5.5%	0.1%	7.0%	8.2%	6.9%
Electricity, gas and water	(25.4)%	4.3%	13.8%	10.7%	12.5%	13.1%
Construction	4.8%	11.0%	(5.3)%	1.7%	11.1%	7.3%
Trade and catering	6.6%	5.2%	(5.8)%	16.1%	11.7%	6.8%
Transport	4.1%	0.0%	(9.6)%	8.5%	8.4%	6.6%
Communications	11.7%	11.2%	(5.4)%	9.2%	6.9%	6.1%
Financial Services	13.4%	6.7%	1.5%	7.0%	8.5%	7.1%
Housing	3.8%	3.5%	3.6%	0.2%	2.5%	3.1%
Personal Services	5.5%	5.3%	3.0%	5.3%	7.0%	6.5%
Public Administration	4.2%	0.3%	6.6%	2.8%	0.9%	5.9%

Subtotal	4.6%	3.6%	(0.8)%	5.5%	6.2%	5.5%
Net adjustments for payments made by financial institutions, VAT and import tariffs	9.4%	6.3%	(3.6)%	13.4%	8.3%	4.7%
Total GDP	5.2%	3.3%	(1.0)%	6.1%	6.0%	4.2%
Real GDP (chained volume at previous year prices)	Ps 90,856,522	Ps. 93,847,932	Ps. 92,875,262	Ps. 98,536,200	Ps. 104,436,771	Ps. 54,037,845

(1)	Except for Real GDP, percentages reflect change recorded during the second quarter of 2012 as compared to the same period in 2011. Real GDP corresponds to the six-month period ended June 30, 2012.

Source: Central Bank

Primary Sectors

The Chilean economy’s primary sector is significant due to the size of its direct contribution to GDP (19.2% in 2010 and 18.3% in 2011), and its role as a supplier of inputs to the manufacturing sector.

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Agriculture, Livestock and Forestry

Agricultural production consists primarily of fruit, which includes fruit concentrates, table grapes, apples, pears, nectarines, prunes, lemons, avocados, berries, cherries and peaches.

From 2007 to 2011, exports of agricultural products (including fishing) made up approximately 6.0% of total exports, amounting to an average of US$4.1 billion per year. In 2011, exports of agricultural products were valued at US$5.1 billions.

The characteristics of Chile’s climate, botany and soil give the country a comparative advantage in the forestry sector. As of June 2011, forests covered 16 million hectares, making up approximately 22.0% of Chile’s surface area and forest plantations covered approximately 2.6 million hectares, or 3.4% of Chile. These plantations contributed US$5.9 billion in exports during 2011, or 7.3% of exports by value, compared to US$5.0 billion or 7.0% during 2010.

Fishing

Chile ranks among the foremost fishing nations in the world, with an estimated annual catch as of December 2011 of 4.3 million tons, of which sea-caught product accounted for 3.2 million tons, while aquaculture accounted for 1.1 million tons. Among the main products are anchovies, horse mackerel and sardines.

In less than a decade, Chile has become a leading farmed salmon and trout producer and exporter. Climatic conditions around the Chiloé and Aysén Regions, including water that is continually replenished from both the Antarctic currents and run-off from the Andes, provide an ideal environment for a year-round fish farming industry. In 2008, total Atlantic salmon production amounted to 338.8 thousand tons, a 19.3% increase compared to 2007. In 2009, however, salmon production was adversely affected by the infectious salmon anemia, or ISA, virus, which affected large numbers of breeds and production sites. Producers and other affected companies downsized their labor force and, in many cases, had to restructure their debt burdens. In response, the government launched a support plan for this sector, including US$120 million in financial support for producers and improvements in the applicable regulations. In addition, the National Fishing Authority (Servicio Nacional de Pesca — SERNAPESCA) formed a committee of virology experts and representatives of the salmon industry to study the causes of the virus and devise a plan to limit its spread. The plan was modeled, in part, on remediation plans implemented by other countries that had experienced similar outbreaks and partially based on recommendations of the World Organization for Animal Health. Largely as a result of the outbreak of the ISA virus, total Atlantic salmon production in 2009 decreased to 203.1 thousand tons, representing a decrease of 47.8% as compared to 2008, and total fish exports decreased by 6.8% in 2009 compared to 2008. In 2010, total Atlantic salmon annual production amounted to 123.2 thousand tons, a 39% decrease compared to the 2009, as a result of the ISA virus and the earthquake and tsunami of 2010. Notwithstanding the decreased production in 2009 and 2010, the sector has begun to recover during 2011 and the first half of 2012, reaching a production of 264.4 thousand tons in 2011 and 222.2 thousand tons between January and July, 2012. However, production of Atlantic salmon in 2011 was still 32% below the pre-crisis production of 2008.

In 1991, the Fishing Act was enacted to introduce the concept of sustainable use. The government also limited the size of Chile’s fishing fleet to curb over-fishing and implemented a resource management system to promote sustainable fishing conditions. The Temporary New Fishing Act was passed in January 2001, granting governmental fishing agencies the authority to establish limits on the number of fish that industrial ship-owners may catch. In December 2002, Congress extended the validity of this act through 2012. As of the date of this prospectus, approval by Congress of a new extension of the Temporary New Fishing Act is pending.

Research published by foreign institutions has linked Atlantic salmon farming with certain environmental complications caused in part by the introduction of diseases alien to the Pacific marine environment, the use of medicines and pesticides on the aquafarms and the production of large volumes of waste. In April 2010, important amendments were introduced to the Fishing Act in part to address these concerns, which primarily related to the aquaculture industry and the protection of the marine environment. The amendments limited the concentration of the ownership and duration of aquaculture concessions, liberalized the rules for the transfer and lease of aquaculture concessions, suspended the granting of new aquaculture concessions in several regions of the country and expressly permitted concessionaires to grant security interests in their concessions. These amendments also included certain measures designed to align the Fishing Act with international standards on the regulation of the salmon industry, such as (i) the strengthening of environmental and sanitary regulations, including in respect of waste disposal and the use of chemicals; (ii) the formation of designated fishing zones along the coast; (iii) the creation of aquaculture concession zones; and (iv) the establishment of new administrative sanctions for the infringement of certain environmental and sanitary regulations.

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In June 2010, the environmental regulations on aquaculture were amended to incorporate additional environmental protections. These protections included (i) the establishment of a minimum distance requirement between any two aquaculture centers; (ii) cleanliness requirements for beaches and land bordering aquaculture centers; (iii) a ban on the use of audio devices for the purpose of repelling birds and other animals from aquaculture centers; and (iv) additional requirements for establishing and maintaining environmental contingency plans.

The Fishing Act was amended in April 2010 by Law No. 20,434, pursuant to which the National Service of Fishing (Servicio Nacional de Pesca - SERNAPESCA) of the Ministry of Economy, was empowered to create a registry of legal entities and individuals authorized to perform environmental and sanitation evaluation services as well as to issue certificates of compliance with the Fishing Act. In June 2011, this registry was approved into law by the Ministry of Economy.

In August 2011, the Ministry of Economy issued a regulation that sets forth procedures for the proper application and oversight of environmental regulations relating to the cleaning and washing of fish farming devices. In addition, in August 2011, the Regulation on Concessions and Permits of Aquaculture (Reglamento de Concesiones y Autorizaciones de Acuicultura) was amended by Decree No. 202, issued by the Undersecretary of Fishing of the Ministry of the Economy, which introduced several amendments to the Fishing Act, including Law No. 20,434 discussed above. Among other changes in law brought about by the amendments, the time required to obtain an aquaculture concession was shortened through the simplification or elimination of certain previously-required concession application steps.

In December 2011, the government presented a bill to Congress proposing an amendment to the Fishing Act to address the issue of long-term sustainability of fishing activities in light of the permanent and growing challenges presented by the overexploitation of fishing resources. The bill seeks to delegate certain decision-making authority regarding issues such as the establishment of global quotas and the closure of certain fishing operations in an administrative body. Among the principal contents of the bill are the following: (i) the new concept of maximum sustainable performance related to capture quotas; (ii) the decrease of governmental powers, by establishing scientific committees that will define ranges and parameters for decision making; (iii) changes to the actual maximum capture limits (LMC) that expire at the end of 2012, for tradable fishing licenses (LTP), that will have an indefinite duration and will be tradable and divisible; (iv) the introduction of a specific fishing tax; and (v) amendments to improve artisanal fishing.

As of the date of this prospectus, the bill has been approved by the Chamber of Deputies, with certain amendments, but remains subject to the review of the Senate.

Mining

Chile has large reserves of metallic and non-metallic mineral resources and is the world’s largest producer of copper. In 2011, Chile had an estimated 190 million metric tons of copper reserves, 27.5% of world reserves, and produced 5.4 million metric tons of grade A copper. Large quantities of iodine, coal, gold, silver, nitrate, iron ore and molybdenum are also found in Chile. As a result, the mining sector of the Chilean economy is a significant contributor to the export sector and GDP. The processing of mining production is included in the manufacturing sector.

In the 1990s, the mining sector grew due to increased investment, including the opening of new large mines. During 2010 and 2011, this sector represented 16.1% and 15.2% respectively of GDP and constituted approximately 62.6% and 60.0% of Chile’s total exports, amounting to approximately US$44.3 and US$48.9 billion per year. Copper exports during 2011 increased by US$3.3 billion compared with 2010, primarily as a result of an increase in copper prices from an annual average of US$3.42 per pound in 2010 to an annual average of US$4.00 per pound in 2011.

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The copper sub-sector is composed of a mix of government-owned and private companies. The state-owned copper enterprise, Codelco, is the largest copper producer in the world as well as the largest company in Chile. In 2010, Codelco contributed US$6.0 billion to government revenue, and US$5.7 in 2011, while private mining contributed US$3.7 billion in 2010 and US$4.7 in 2011. Unlike its private sector competitors that are taxed on their revenues, under Chilean law, Codelco’s net earnings are subject to an additional 40% tax above the 17% corporate income tax generally applicable to domestic companies. In addition, as a wholly state-owned enterprise, Codelco contributes all of its net income to the central government’s budget through profit transfers. (See “Public Sector Finances — Government-owned Enterprises — Codelco.”). In 2011, copper made up approximately 90.9% of all Chilean mining exports. In 2011, as a result of the strong increase in copper prices, the government revenue from copper, including from private mining, increased to US$9.2 billion compared with US$8.6 billion in 2010. Foreign investment in the mining sector has been significant during the past three decades. Between 1974 and 2011 investment amounted to US$25.4 billion, or an average of US$2,158 million per year. Although the mining sector continues to be the recipient of most of the foreign investment in Chile, a trend toward diversification has made the electricity and service sectors increasingly appealing to foreign investors, while mining investment has decreased in relative terms. During 2011, foreign investment in the mining sector amounted to US$2.48 billion.

In May 2005 a mining tax was enacted by Congress, known as the mining royalty, which initially stipulated that mining companies producing over 50,000 metric tons of fine copper per year are to be taxed at 5% of operating profits, while those producing between 12,000 and 50,000 metric tons are taxed on a sliding scale from 0% to 5%, and those producing less than 12,000 tons are excluded from the new tax. The mining royalty is consistent with existing tax agreements between foreign firms and the Chilean government. The royalty is currently set at 4% and includes a series of tax rules for a period of between 10 and 20 years depending on the size and nature of the investment. During 2010 and 2011, the mining royalty, which is imposed on both domestic and foreign mining companies operating in Chile, contributed, in gross terms, US$364 and US$807 million, respectively, to government revenue.

In October 2010, as part of the government’s plan to finance the reconstruction effort following the February 2010 earthquake and tsunami, Congress raised mining royalties payable to the government pursuant to Law No. 20,469. This law establishes a new sliding scale tax on mining companies that depends on annual sales of fine copper. Mining operators with annual sales over 50,000 metric tons of fine copper are subject to a tax ranging from 5.0% to 34.5% of operating margin, instead of the prior 5.0% fixed rate tax previously established under Law 20,026 of 2005 (see “Republic of Chile – 2010 Earthquake and Tsunami”).

In July 2011, Congress began review of a bill known as the Institutional and Security Mining Act, that among other provisions: (i) creates the Superintendency of Mining (Superintendencia de Minería), with the purpose of reinforcing mining security and compliance; (ii) creates the Chilean Geological Service (Servicio Geológico de Chile), replacing the current structure to increase research in geological studies and risks; and (iii) updates the actual legislation regarding mining security. As of the date of this prospectus, the bill is under the review of the Chamber of Deputies and is expected to be reviewed by the Senate in the short-term.

In order to promote the investment in and increase the production of lithium, on April 2012, the Ministry of Mining (Ministerio de Minería), launched an international bidding process for rights to explore and exploit such metal. For this purpose, the Ministry of Mining issued on April 2 2012, Decree No.16, which establishes the requirements and conditions of the Special Lithium Operations Contract (Contrato Especial de Operaciones del Litio, or CEOL), that, among other things, enables the contractor to explore for, exploit and benefit from up to 100,000 tons of metallic lithium with a maximum duration of 20 years. The submissions of tenders are due in September 2012 and the first decision is expected to be announced at the end of this year.

A mining agreement between Chile and Argentina encourages the exploitation of mining deposits located close to border areas. Pascua Lama, a cross-border mining project, will be the first investment to be made under this agreement. The project, which will focus on the development of an open-pit gold mine, would involve an investment of more than US$2 billion. The project is scheduled to commence production in the second quarter of 2014.

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Manufacturing Sector

Manufacturing is one of the largest sectors of Chile’s economy. Between 2007 and 2011, this sector represented 11.2% of GDP, and is based primarily on the processing of natural resources.

During 2010 and 2011, exports from the manufacturing sector amounted to US$22.2 billion and US$27.5 billion, respectively, representing 31.3% and 33.8% of total exports, respectively. During the six-month period ended June 30, 2012, exports from the manufacturing sector amounted to US$13.4 billion, which accounted for 34.0% of total exports and represented a 2.2% increase as compared to the same period in 2011.

The following table presents information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products

(in billions of pesos and as a percent of total)

	2007			2008			2009			2010			2011
Foodstuffs, beverages and tobacco	Ps.	3,187	29.4%	Ps.	3,730	35.5%	Ps.	4,319	39.7%	Ps.	4,549	38.3%	Ps.	5,023	38.3%
Textiles, clothing and leather		457	4.2%		346	3.3%		277	2.5%		294	2.5%		315	2.4%
Wood products and furniture		652	6.0%		576	5.5%		448	4.1%		480	4.0%		419	3.2%
Paper and printing		1,405	13.0%		1,428	13.6%		1,253	11.5%		1,599	13.5%		1,594	12.1%
products
Chemicals, petroleum, rubber and plastic products		2,696	24.9%		2,103	20.0%		2,232	20.5%		2,362	19.9%		2,928	22.3%
Non-metallic mineral products and base metals products		1,008	9.3%		875	8.3%		627	5.8%		704	5.9%		859	6.5%
Metal products, machinery and equipment and miscellaneous manufacturing		1,434	13.2%		1,448	13.8%		1,735	15.9%		1,892	15.9%		1,993	15.2%

Total	Ps.	10,840	100.0%	Ps.	10,506	100.0%	Ps.	10,892	100.0%	Ps.	11,880	100.0%	Ps.	13,130	100.0%

Source: Central Bank.

In 2009, the manufacturing sector grew slightly, as measured at current prices, as a result of the global financial crisis, which resulted in lower foreign and domestic demand in virtually all manufacturing sub-sectors and, as set forth in the table above, decreases in total output in textiles, clothing and leather, paper and printing products and non-metallic mineral products and base metals products compared to 2008.

During 2010, the manufacturing sector grew by 3.4%, as measured using chained volumes at previous year prices, as a result of the global economic recovery during that time and the 2010 earthquake and tsunami, which resulted in higher foreign and domestic demand, respectively, primarily in food, beverage and tobacco, textiles, clothing, leather, paper and printing products. During 2011, the manufacturing sector grew by 6.6%, which was mainly driven by growth in revenues from metallic products and foodstuffs, beverages and tobacco.

During the first half of 2012, the manufacturing sector grew by 3.5%, compared to the same period in 2011, mainly as a result of an increase in exports of foodstuffs, beverages and tobacco, and to a lesser extent the increase in exports of paper and printing products, non-metallic mineral products and chemicals.

Manufactured food exports include products such as fishmeal, wine, frozen fish (including processed salmon), juice and canned foods. Exports of manufactured food products have grown by an average of 12.2% per year in the past 8 years. During 2009, 2010 and 2011, exports of manufactured food products amounted to US$6.1 billion, US$5.9 billion and US$7.6 billion, respectively.

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The chemicals, petroleum products, rubber and plastics industries exported in 2010 and 2011 approximately US$4.8 billion and US$6.1 billion, respectively, which represented 21.8% and 22.2% of all manufactured exports in those years.

Chile has become a significant wine exporter globally. Wine exports amounted to US$1.6 billion and US$1.7 billion in each of 2010 and 2011, respectively.

Services Sector

Construction

The construction sector is composed of an infrastructure and a non-infrastructure sub-sector. The infrastructure sub-sector includes projects such as the construction of large-scale mining facilities, energy and/or water plant projects. Growth in the infrastructure sector until 2009 had been aided by a public works concession program implemented by the Ministry of Public Works. (See “— Privatization and Infrastructure — Public Works — Infrastructure Concessions”). The non-infrastructure sub-sector is comprised of private sector construction projects, such as hotels, apartments and office buildings, mall centers, commercial outlets, cinemas and single-family homes. The construction sector contracted by 5.3% during 2009 as a result of the global economic slowdown and despite the government’s investment in this sector as part of its 2009 fiscal stimulus plan, and grew by 1.7% in 2010 as a result of the Chilean reconstruction efforts. This upward trend continued during 2011 and the first half of 2012, during which the construction sector grew by 11.1% and 7.3%, respectively mainly as a result of continued reconstruction efforts.

Electricity, Oil and Gas and Water

General. Energy consumption in Chile consists mainly of oil, natural gas, wood and electricity. Between 2006 and 2007, this sector remained relatively stable as a percentage of GDP, representing an average 2.2% of GDP. In 2008 and 2009, however, it increased to 2.7% and 3.1% of GDP, respectively, due to an increase in hydroelectric generation. In 2010 energy consumption decreased to 2.4% of GDP, which was primarily the result of the increased production by other sectors of the economy, particularly the mining sector, which benefited from increased copper prices, and was partially offset by the continued increase in hydroelectric generation. In 2011, energy consumption remained stable at 2.4% of GDP. In the upcoming years, electricity generation projects currently under construction are expected to provide an additional total generating capacity of 2,922 MW, of which 1,812 MW will be generated by coal and diesel fuel and up to 1,017 MW by hydro-generation.

Law No. 20,042, enacted in December 2009 created the Ministry of Energy, which is responsible for policy, laws and regulations, plans and programs and generally the stewardship of the energy sector in the country. Technical and economic regulation of the sector, including tariff analysis and identification of technical and quality standards, are the responsibility of the National Commission on Energy (Comisión Nacional de Energía — CNE).

The government’s current energy policy is to (i) promote the security, efficiency and sustainability of the supply of energy, principally by providing sound and stable regulations, and (ii) to provide the right incentives for the private sector to be the primary actor in this sector. In order to accomplish these goals the government has pursued medium and long-term strategies to (i) diversify the energy matrix (in terms of both fuels and suppliers), (ii) achieve greater energy autonomy, and (iii) encourage a more efficient and intelligent use of energy through policies that promote both the development of traditional power generation sources and the use of alternative renewable energy sources, such as geothermal, solar, micro hydroelectric, wind, biomass and liquid biofuels, including ethanol and biodiesel. Additionally, nuclear power generation is also being considered as a possible long-term alternative.

In February 2012, the government announced a National Energy Strategy (Estrategia Nacional de Energía) that established the energy policy goals for the next two decades. The main aspects of the National Energy Strategy are: (i) a strengthened commitment to energy efficiency, establishing it as a public policy priority; (ii) an increase in consumption of non-conventional renewable energies within the Chilean electricity matrix; (iii) the strengthening of traditional renewable energy sources, reducing external dependence and limiting greenhouse gas emissions; (iv) a boosting in the development of the transmission system; and (v) the continued promotion of cross-border electricity grid interconnections. The Ministry of Energy (Ministerio de Energía) has announced that legislation will be presented and initiatives will be commenced to implement these objectives in the near future.

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Over the past few years, conditions for the development of non-conventional renewable energy, or NCRE, such as geothermal, wind, solar, tidal and biomass energy, have improved significantly in Chile. The government has supported the development of NCRE particularly through an improvement in the electricity market’s regulatory framework and the implementation of direct support mechanisms for investment initiatives in NCRE. There has been an increasing interest by both local and international investors in the development of these projects. On April 1, 2008, Congress enacted Law No. 20,257 aimed at fostering the development and use of NCRE sources, as well as energy produced by small hydroelectric power plants. Under the new law, energy generation companies with a capacity of 200MW or more are required to produce a certain percentage of their energy output from NCRE sources. This obligation is initially 5% of the total energy output and, starting from 2015, the obligation will increase 0.5% annually up to 10% in 2024. As of the date of this prospectus, Congress is considering a bill that would increase the required percentages of NCRE-sourced energy such that energy producers would be required to produce 20% of their total energy output from NCRE sources by 2020 and the government is analyzing other alternatives to incentivize the development of NCRE.

Oil and Gas. Although there are no legal restrictions in Chile on the refining of crude oil by private sector companies, there is currently only one refiner in Chile, ENAP, which is state-owned. National and international refiners sell their refined products in an open and competitive market to private distributors. During 2011, crude oil production amounted to approximately 278,600 cubic meters while natural gas production amounted to 1,530 million cubic meters.

During previous years, Chile faced restrictions on its natural gas imports from Argentina, Chile’s main supplier. To remedy this problem, ENAP, in association with private companies (Endesa, Metrogas and BG Group), developed and implemented the Quintero LNG Project, the first liquefied natural gas (LNG) import terminal in South America. This terminal has been fully operational since 2010 and has an installed capacity of 10 million m3/day (which can be expanded to a maximum of 15 million m3/day). The terminal is expected to be able to supply enough re-gasified LNG to make up for the shortfall in Argentine natural gas imports. In addition, in February 2010, the new Mejillones LNG terminal owned by Codelco and Suez began operating. The Mejillones LNG terminal has a nominal re-gasification capacity of 5.5 million m3 of natural gas per day, which can support power generation up to 1,100 MW in the towns and major mining areas of northern Chile.

In addition, to promote hydrocarbon exploration, the Ministry of Mining invited local and international companies to participate in a tender for exploration and production blocks located at the Magallanes Basin (south of Chile). On November 15, 2007, the Ministry of Mining awarded nine exploration blocks to several private companies and/or consortia. In 2009, the Ministry awarded a new exploration block to a consortium formed by ENAP and Methanex. Between 2007 and 2011, these companies have collectively invested almost US$450 million in exploration. Since 2010, the agreements governing these exploration activities have been under the supervision of the Ministry of Energy.

Electricity. The electricity industry in Chile is divided into three sub-sectors: generation, transmission and distribution. The generation sub-sector consists of companies that generate electricity from hydroelectric, gas-fired and thermal sources. During 2011, 63,723 GWh (gigawatt per hour) were produced in Chile by the two main electric networks: SIC (Sistema Interconectado Central) and SING (Sistema Interconectado del Norte Grande), which make up over 93.5% of the total electricity generation in Chile. Hydraulic powered plants generated 32.8% of total power; 17.7% was generated by combined cycle power plants; 49.0% was produced by steam powered plants; and 0.5% generated by wind energy.

The transmission sub-sector consists of companies that transmit the electricity produced by generation companies at high voltage via high-tension power lines over long distances.

The distribution sub-sector consists of companies that purchase electricity from generation companies to sell to regulated and unregulated customers. As of December 2008, 100% of the equity interests in the distribution and generation companies in Chile were controlled by the private sector. As of December 2010, the installed capacity comprised 63% thermal energy, 35.8% hydropower and 1.2% wind energy. By 2024, hydropower and non-conventional renewable sources are expected to account for approximately 45% and 10% of the power matrix, respectively.

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In the electricity sub-sector, the government in past years passed two laws, the so called “Short Law I” of 2004 and “Short Law II”, which were intended to provide incentives for private investment. Short Law I created investment incentives for investment in transmission, while “Short Law II” created investment incentives for investment in power generation, including both convention projects and alternative renewable energy sources by allowing distribution companies to award long term power purchase agreements (PPAs) to generators at prices determined in open bids instead of using regulated prices. Generators now compete on the price to sell energy to distributors and the price of the resulting PPA is indexed to each bidder’s input costs. According to information released by the Nation Energy Commission, in 2006, electricity supply projects increased by 30% after the enactment of Short Law II.

Environmental approvals have been obtained in connection with the planned construction of the Hydroaysén Project in the Aysén region, which would include the construction of five hydroelectric plants with an installed capacity of 2,750MW and the installation of electricity transmission lines from the Aysén region to the central part of Chile.

The Hydroaysén Project has raised concerns from certain environmental non-governmental organizations (NGOs) and activists regarding its impact on the Chilean Patagonia. Construction of this project was initially enjoined by the Court of Appeals of Puerto Montt, and afterwards by the Supreme Court of Chile. These injunctions were subsequently lifted. However, certain administrative claims have been filed against the commencement of the Hydroaysén project and the environmental review and approval of the transmission line for Hydroaysén is pending.

Additionally, on August 30, 2012, the Ministry of Energy sent to Congress a bill to allow the construction of a Public Electric Highway (Caretera Eléctrica Pública), which would comprise the construction of new transmission lines and the interconnection of such lines with existing transmission lines to facilitate access and connectivity between current and new providers of conventional and non-conventional energy. In particular, the new law would simplify the process by which contractors gain access to construction sites for transmission lines, which in the past has delayed and, at times, undermined transmission projects. The government expects the Public Electric Highway to provide a more efficient and faster platform for electricity transmission. Furthermore, the government announced a bidding process for the construction of an interconnection transmission line that will integrate the two main electric networks: SIC (Sistema Interconectado Central) and SING (Sistema Interconectado del Norte Grande).

On August 28, 2012 the Supreme Court revoked certain environmental approvals granted to the Castilla project, a 2,100 MW coal and fuel-oil based power plant in the Atacama Region, near the city of Copiapó, and a related port facility. The court sided with the plaintiffs’ arguments that the plant and port should be considered as a single project for environmental approvals, and that the contamination levels of the project considered as a whole were impermissibly high. As a result, development efforts relating to the Castilla project have been suspended The developers are permitted to submit a new request for environmental approval, but it is uncertain at this time both whether such request will be made and the time it would take to complete any such approval process. The Castilla project represents a substantial portion of the current generation projects. If abandoned, upward pressure on the price of electricity may persist.

Water. As of 2010, approximately 99.8% of the Chilean population living in urban areas had access to drinkable water. Private companies provide water and wastewater services in Chile since the privatization of the last three state-owned companies in June 2004. The treatment of wastewater increased from 20.2% in 1999 to 90.6% in 2011 as a result of major investments such as those in the El Trebal and La Farfana waste treatment plants.

On June 15, 2011 and May 4, 2012, the government, through Corfo, sold a portion of its ownership interest in the Aguas Andinas, ESVAL/ESSBIO and ESSAL water companies, while maintaining veto rights over decisions that affect the water rights of these companies (see “Privatization and Infrastructure”).

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Trade and Catering

This sector is primarily composed of commerce (retail and wholesale local commerce). Additionally, it includes a portion of Chile’s gross tourism income and other related services such as restaurant dining, lodging and catering. Growth and liberalization of Chile’s economy during the 1990s led to the rapid expansion of this sector. In each of 2010 and 2011, this sector accounted for 9.3% and 9.5% of GDP, respectively. In the first half of 2012, this sector accounted for 9.3% of GDP.

Investment in the commerce sub-sector has increased in recent years, totaling US$1.98 billion, US$2.55 billion, US$2.43 billion and US$3.15 billion in 2008, 2009, 2010 and 2011 respectively. US$1.37 billion of 2011 investment or 43.6%, corresponds to the construction and improvement of shopping malls. As of August 2012, Chile had approximately 74 shopping malls. Investments in department stores and supermarkets represented 23.9% and 32.5% of the total investments of the sector in December 2011, respectively.

During June and July 2011, Empresas La Polar S.A. (“La Polar”), a publicly traded retail department store chain announced a material misstatement in the accounting information, which has resulted in an estimated US$901 million write-down of unaccounted losses relating to commercial credit card receivables. The National Service for Consumers (Servicio Nacional del Consumidor or “SERNAC”) initiated a class action law suit against La Polar in June and it recently reached an agreement with La Polar, which will generate compensation for the affected customers. The SVS has recently announced fines for more than US$ 5.7 million against former executives of the company and the SBIF is also sanctioning the audit firms involved.

The supermarket industry has also experienced rapid expansion, as well as consolidation, which has resulted in two firms controlling a majority of the market: D&S – Wal-Mart (as of December 2011, Wal-Mart held an approximately 74.6% stake in D&S, Chile’s largest supermarket chain) and Cencosud. As of December 2010, the market share of D&S – Wal-Mart was approximately 33.6%, while the market share of Cencosud S.A. (“Cencosud”) was approximately 26.3%. A ruling by the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia) prevents Cencosud and D&S – Wal-Mart from further expansion through acquisitions without the prior clearance of such court. The supermarkets sector has also seen the entry of Corp Group, a Chilean conglomerate, through a series of purchases through which it has acquired a 20.8% market share and gathered them within SMU S.A.

The travel and leisure industry, particularly tourism, is one of the most important contributors to the services sector. From 2007 to 2011, the average annual number of tourists visiting Chile totaled 2.75 million. In 2011, Chile received approximately 3.0 million tourists, primarily from Argentina (36.5%), Perú (11.0%), Brazil (10.7%), Bolivia (10.5%), the United States (5.7%), Colombia (2.2%), Germany (2.2%) and France (2.1%). The tourism industry in 2010 and 2011 recorded revenues of US$7.4 billion and US$7.6 billion, respectively.

Personal Services

Chile’s personal services sector is primarily composed of public and private education and health services. The personal services sector, including health, education and others, made up 9.2% in 2007, 10.1% in 2008, 10.9% in 2009, 10.4% in 2010 and 10.6% in 2011. Other services include media (radio and television) and personal and social services not provided by the government or any other public institution.

In Chile, parents are free to choose between public and private schools for their children. All schools, however, must comply with certain educational and academic program standards and require governmental authorization. Chile’s public education system is decentralized. Public schools are managed by local municipal governments, which manage their own budget. Public schools receive monthly fund transfers from the central government based on the number of students attending, and many privately managed schools also receive government funding on the same basis. In 2009, Congress approved the General Education Law (Ley General de Educación — LGE), which, among other things, created the Education Quality Agency (Agencia de Calidad de la Educación), responsible for assessing schools performance, and the “Superintendency of Education” (Superintendencia de Educación), responsible for school inspections. The LGE also strengthens the role of the National Council of Education in approving the national standards and curriculum for preschool, primary and secondary education. (See “— Poverty, Income Distribution and Social Reforms — Educational Reforms”). In August 2011, the government announced new proposals for implementing policies to further the development of the Chilean education system. (See “— Poverty, Income Distribution and Social Reforms — Educational Reforms”).

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Chile has a dual health insurance system comprising the public National Health Fund (Fondo Nacional de Salud — Fonasa) and licensed private insurers (Instituciones de Salud Previsional — Isapres), which provide health insurance plans. As of the beginning of August 2011, all workers were required to set aside at least 7% of their monthly salary for the financing of a health insurance plan, up to a limit of the equivalent of UF4.62 (approximately US$215 at June 30, 2011). However, on August 17, 2011, Congress approved a bill that will (i) exempt lower-income retired workers (jubilados) from this contribution requirement and (ii) reduce the contribution obligation of middle-income retired workers as defined by Social Protection Data (Ficha de Protección Social).

Workers may opt to join the Fonasa health service network (by contributing 7% of their salary, with the abovementioned limit) or to purchase a health insurance policy offered by any Isapre (by paying 7% or more of their salary). As of December 2011, approximately 2.9 million people were covered by private health insurance policies contracted with Isapres and over 13.2 million people were covered by Fonasa. A portion of the remaining population (approximately 1.2 million) receives health care from the armed forces and police health care systems, while the rest are uninsured.

Fonasa is a universal health care system that provides medical and health care, surgical services, and public disease prevention programs through a regionally managed health service network. The Ministry of Health, through Fonasa, collects and distributes state and private funds for health services provided primarily in facilities managed by the state. The government also provides health care coverage for the uninsured and the indigent.

Within the Fonasa system, beneficiaries can choose to pay a modest co-payment and obtain care from any provider on a pre-approved list (Modalidad de Libre Elección — MLE), or they may choose to obtain care at public facilities at almost no cost (Modalidad de Atención Institucional — MAI). Within the private health care system, Isapres offer myriad and widely varying combinations of benefits, premiums and co-payments. While the law allows Isapres to offer different plans according to the age and sex of individuals, no further risk segmentation is permitted. A network of private health providers supplies most medical care under the Isapre system.

The public health system is currently implementing a reform plan known as Plan AUGE (Acceso Universal con Garantias Explícitas), which is expected to provide full coverage at low or zero co-payments for a list of priority ailments. The system began operating on July 1, 2005. (See “— Poverty, Income Distribution and Social Reforms — Health System Reform”).

Financial Services

Banks, pension funds, life and general insurance companies and other institutional investors comprise Chile’s financial services sector. The financial services sector contributed 15.8%, 17.4%, 17.7%, 17.2% and 17.2% of total GDP in 2007, 2008, 2009, 2010 and 2011 respectively.

Conditions in the sector have been relatively favorable in recent years due to improving regulations and a strong, fully funded pension system managed by private administrators (the AFPs) that has generated a significant flow of savings into the financial markets.

In September 2009, the stock exchanges of Lima (Peru), Colombia (operating in Bogota, Medellin and Cali) and Santiago (Chile) entered into a memorandum of understanding in order to create an integrated model for the market of variable rate instruments, to be managed by each participant, and compensated and liquidated by the participating entities. In November 2010, the stock exchanges entered into an agreement to implement the first phase of the stock integration, creating the so-called Latin American integrated market (Mercado Integrado Latinoamericana – MILA). The MILA was approved by the Superintendent of Securities and Insurance of Chile (Superintendencia de Valores y Seguros – SVS) and became operative in Chile in June 2011.

According to the Iberoamerican Federation of Stock Exchanges (Federación Iberoamericana de Bolsas – FIAB), the consolidated market capitalization of the MILA as of July 2012 was above US$ 630 million, ranking second among stock exchanges in South America.

As of June 30, 2012, Chile’s banking sector comprised 24 privately owned banks and one state-owned bank (Banco Estado), and total banking system assets, deposits and loans amounted to US$265.8 billion, US$161.7 billion and US$188.1 billion, respectively.

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Chile’s securities market is composed of three stock exchanges: the Santiago Stock Exchange (Bolsa de Comercio de Santiago), accounting for 85.9% of equity trading in 2011, the Chilean Electronic Exchange (Bolsa Electrónica de Chile) and the Valparaíso Brokers Exchange (Bolsa de Corredores de Valparaíso), which together accounted for 14.1% of equity trading. Share trading on these exchanges is their main source of revenue. As of December 2011, the Santiago Stock Exchange had 229 companies listed and a total market capitalization of US$269.2 billion.

Transport and Communications

Chile’s transport sector represented 4.7% of GDP in 2007, 4.8% in 2008, 4.3% in 2009 and 4.2% en 2010 and 4.1% in 2011. Chile’s communications sector represented 1.9% of GDP in 2007, 2.0% in 2008, 2.0% in 2009, 2.0% in 2010 and 1.9% in 2011.

The government has recognized the importance of information and communication technologies for Chile’s development and has consequently implemented a number of policies in various areas and the formation of the Committee of Ministers for Digital Development. This committee, created in February 2007, is responsible for the design and implementation of public policies to promote a deeper and more intensive use of information and communication technologies for citizens, businesses and the state.

Annual foreign investment in the telecommunications sector was approximately US$66.5 million in 2007, US$283.2 million in 2008, US$194.5 million in 2009, US$123.1 million in 2010 and US$94.1 million in 2011. This level of foreign investment is mainly due to growing domestic demand for telecommunication services flowing from the introduction of wireless broadband access technologies.

In line with the global trend, the number of mobile subscribers is currently more than six times as large as the number of installed fixed lines. As of March 2012, the country had 22.7 million mobile subscribers and 3.3 million fixed telephone lines, representing a penetration rate of 130.7% for mobile telephone services and 19.2% for fixed-line services (including pay phones). In August 2011, pursuant to Law No. 20,471, the government granted Telcordia Technologies, Inc., a private telecommunications company, the right to coordinate and oversee the implementation of mobile number portability in Chile, which allows mobile phone users to retain their phone numbers in the event that they change mobile service providers. Mobile number portability became effective in January 2012, and as of June 2012, more than 300,000 people have ported numbers between mobile service providers.

In June 2012, Congress passed a bill that increases regulatory oversight of the design and installation of towers and antennas used for mobile services, with an aim towards improving health standards and reconciling environmental concerns with the requirements of the growing mobile services market. The bill makes services providers directly accountable to the communities affected by such infrastructure by allowing such communities to participate in the design and installation process. The bill also establishes penalties for offenders, including fines.

In March 2012, the Executive Secretary for Digital Development (“Secretariado Ejecutivo de Desarrollo Digital”), which previously was under the oversight of the Ministry of Economy, was transferred to the Ministry of Transportation and Communication with the aim of improving telecommunication development.

By the end of 2012, a long-term digital plan is expected to be announced. This plan is expected to elaborate upon the current digital strategy by focusing the development of the following five areas: digital infrastructure, education, innovation and entrepreneurship, services and applications and digital rights and obligations for Chile’s citizens.

According to statistics published by the Undersecretary of Telecommunications, as of March 2012 there were 2.1 million fixed-line Internet connections, or 11.9 connections per 100 persons, which was an annual increase of 11.1% compared to March 2011.

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Chile is at the pre-implementation stage of digital television. On September 14, 2009, Chile announced that it was adopting the ISDB-T International standard on the grounds that it such standard adapts better to the geographical makeup of the country, while allowing signal reception in cell phones, high-definition content delivery and a wider variety of channels.

The following table provides a summary of certain information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

	2007	2008	2009	2010	2011	March 31, 2012

Lines per 100 inhabitants	20.7	21.0	21.0	20.1	19.4	19.2
Cellular subscribers per 100 inhabitants	83.7	87.8	96.7	115.6	129.3	130.7
Domestic long distance minutes (million)	1,414.4	1,291.5	1,187.2	1,025.8	906.6	190.1
International long distance minutes (only outgoing, million)	193.0	181.9	174.9	155.6	132.3	30.1
Internet per 100 inhabitants	8.0	8.5	10.0	10.6	11.7	11.9

Source: Ministry of Transportation and Telecommunications (SUBTEL).

From 2007 to 2011, the total amount of maritime cargo transported increased on average by 6.7% per year, averaging approximately 89.4 metric tons per year. From 2007 to 2011, the total amount of air cargo transported increased on average by 1.8% per year, averaging approximately 293,942 tons per year. From 2007 to 2011, railroad freight transport decreased by 0.99%, averaging approximately 10.7 million tons per year. Through several state-owned companies, the government operates 10 ports, through which more than 43.0 million tons of cargo moved during 2011. As part of its goal of increasing private sector participation in the administration of roads, ports, airports and railways, the government granted concessions in the state-owned ports for over 36.0 million tons of general cargo in 2011, representing 84.6% of total port transfers. Private companies also provide certain port services, such as loading and unloading.

Between 2010 and 2012, portions of the San Antonio, Talcahuano, Coquimbo and Valparaíso ports were opened to public bidding processes. As a result, port concessions relating to the San Antonio port were awarded to Empresa Portuaria San Antonio and Puerto Central S.A., a subsidiary of Puerto Lirquén S.A (a company that also operates the private port of Lirquén in the Bío Bío Region), for a 20-year period and for an estimated investment of US$320 million. The government also awarded concessions for the Talcahuano and Coquimbo ports. The Talcahuano port concession was awarded to Talcahuano Terminal Portuario for an estimated investment of US$20.7 million. The Coquimbo port concession was awarded to the Chilean Ultramar port operator and shipping conglomerate for an estimated investment of US$80.0 million. The initial bidding process for the Valparaíso port was terminated without the award of a concession due to insufficient investor interest, however, the government will commence a new bidding process with respect to terminal number 2 of the Valparaíso port in March 2013.

In February 2007, the Ministries of Transportation and Public Works implemented a new public transport system for Santiago de Chile, known as the “Transantiago” system, by granting concessions to private bus operators and was designed to be funded by a combination of the resulting bus and subway tolls and public subsidies. The primary objectives of the Transantiago were to improve the quality of public transportation and reduce Santiago’s high levels of atmospheric pollution and traffic congestion.

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The Transantiago system has experienced various challenges, mainly due to design problems, which, combined with lower than projected demand and fee collection difficulties, resulted in operational deficits of approximately US$364 million in 2007, US$681 million in 2008, US$645 million in 2009, US$670 million in 2010 and US$698 million in 2011. In order to meet the Transantiago system’s resulting funding shortfall, the government exercised its extraordinary power under Article 32 of the Constitution, which allows it to appropriate up to 2% of the annual budget to keep the Transantiago system functioning. In August 2009, Congress approved a US$1.0 billion subsidy for the Transantiago system to be used to cover the system’s deficit until 2014, to finance tariff reductions for students, to increase capacity, to decrease users’ average waiting time and to make the system the preferred method of transportation in Santiago. Although these goals were designed to permit the Transantiago system to finance its own operations, the government has been forced to increase tickets prices several times since June 2010. The tolls charged by the Transantiago system increased in real terms by 4.35% in 2011 and by 4.95% as of July 2012.

The subsidies provided to the Transantiago bus operators are specified by law any may only be adjusted by Congress, and any such adjustments must be included in the annual budget law. Therefore, unless such law is amended by Congress, any shortfall between the subsidies and the total cost of the system to the bus operators may only be covered by bus ticket receipts. In May 2012, the government presented a bill to Congress to increase the amount of subsidies allocated to the Transantiago in order to maintain the financial stability of the system and prevent a significant increase of the tariffs. As of the date of this prospectus, the bill is under the review of Congress.

An independent commission of experts has been tasked with estimating the various costs arising from the Transantiago system and has been given the authority to adjust ticket prices in their discretion in order to maintain the appropriate balance between the total cost of the Transantiago system and the sum of ticket revenues and subsidies. The subsidies provided to the bus operators in 2011 amounted to Ps.340,404 million (approximately US$704 million). The authorized subsidies for 2012 are Ps.273,219 million (approximately US$546 million).

Since the establishment of the Transantiago system, two private operating companies have been subject to insolvency proceedings. Transaraucaria ceased operating on July 1, 2010 due to a conflict with its workers that lasted several months and caused an indefinite strike. Pursuant to the powers granted in the Decree No. 212, Transaraucaria’s routes were transferred to Buses Gran Santiago. In October 2010, the creditors of Transaraucaria commenced bankruptcy proceedings against Transaraucaria. On March 23, 2011, Buses Gran Santiago requested the declaration of its own bankruptcy. Buses Gran Santiago operated in two of the Transantiago system’s most populated areas, services that were assumed by Redbus Veolia. During the second half of 2011, the Ministry of Transportation and Telecommunications renegotiated the terms of the public transportation contracts in order to improve efficiency. The negotiations concluded in December 2011. The new contracts became effective on June 2012 and include incorporating gradually new requirements for operation and the strengthening of overseeing in order to reduce the amount of tariff evasion, one of the system’s main problems.

With regard to air and ground transportation, Lan Airlines, a Chilean company that provides local and international passenger and cargo transportation services throughout South America, announced a merger with TAM, the second largest Brazilian airline, in August 2010. The merger was approved by the Brazilian antitrust authorities in December 2011 and by the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia - TDLC) in September 2011 subject to a series of mitigation measures in order to enhance competition and protect consumers, including, but not limited to, the obligation to provide take-off and landing slots in Sao Paulo’s Guarulhos Airport to other airlines that offer flights between Santiago and Sao Paulo, restrictions imposed on the passenger capacity for flights between Santiago and Sao Paulo and withdrawal within 24 months from one of the global airline alliances of which the group was a member as of the date of the merger approval. In June 2012, the merger was completed and the newly formed LATAM Airlines Group began operating.

Housing

The housing sector includes sales and rentals of houses and related services provided by realtors and residential real estate developers. The sector’s contribution to GDP has remained relatively stable in recent years, representing 4.5% of GDP in 2007, 4.9% in 2008, 5.3% in 2009, 4.9% in 2010 and 5.0% in 2011. Construction of subsidized or donated lower income houses in the areas struck by the February 2010 earthquake and tsunami and the subsequent aftershocks are expected to drive growth in the near-term.

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Public Administration

The public administration sector consists of central government expenditure on public administrative services, principally personnel. This sector contributed 3.7% of GDP in 2007, 4.1% in 2008, 4.6% in 2009, 4.4% in 2010 and 4.3% in 2011.

Employment and Labor

Employment

The 1999 Asian crisis resulted in a sharp rise in unemployment, as the economy experienced a mild recession. Chile’s unemployment rate gradually declined over the subsequent period. In 2005, the unemployment rate was 7.9%, but subsequently declined to as low as 7.2% in 2007 and was 8.0% in 2008. In 2009, the unemployment rate increased to 8.7% due largely to the international financial crisis. As of March 2010, the National Statistics Institute established new criteria for the collection of employment data, in particular through the development of new surveys to collect employment data. Under this new methodology, unemployment decreased to 7.3% and 6.6% in 2010 and 2011, respectively, which is consistent with the downward trend observed prior to the global economic crisis. The following table presents information on employment and the labor force in Chile:

Employment and Labor

(in thousands of persons)

	2007	2008	2009	2010	2011	June 30, 2012
Nationwide:
Labor force	7,167	7,267	7,370	7,988	8,128	8,116
Employment	6,652	6,686	6,732	7,402	7,589	7,583
Participation rate	56.3%	56.1%	56.0%	59.7%	59.9%	59.9%
Unemployment rate	7.2%	8.0%	8.7%	7.3%	6.6%	6.6%
Santiago:
Labor force	2,851	2,833	2,891	2,913	2,968	2,997
Employment	2,596	2,559	2,578	2,682	2,784	2,782
Participation rate	61.0%	59.7%	60.1%	59.8%	60.3%	60.6%
Unemployment rate	8.9%	9.7%	10.8%	7.9%	6.2%	7.2%

Source: National Statistics Institute and University of Chile surveys. As of March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed in the text above.

The unemployment rate is subject to strong seasonal fluctuations, especially in the agricultural and commerce sectors, where the labor force increases during most of the spring and summer months.

The manufacturing sector employed 11.4% and 11.0% of Chile’s labor force in 2010 and 2011, and contributing 10.8% and 10.9% of GDP respectively; the agriculture, livestock and forestry, and fishing sectors contributed 3.2% and 3.1% of GDP in 2010 and 2011, but accounted for 11.5% and 10.8% of Chile’s labor force because of this sector’s labor-intensive nature. The mining sector, however, which accounted for 15.2% of GDP, employed only about 3.0% of Chile’s labor force in 2011.

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The following table presents information regarding the percentage of the labor force working in each sector of the economy for the periods indicated:

Employment

(% by sector in employed)

	2007	2008	2009	2010	2011	Six Month Ended June 30, 2012

PRIMARY SECTOR	14.0%	13.6%	13.5%	14.4%	13.8%	12.6%
Agriculture, livestock and forestry and fishing	12.5%	12.2%	12.0%	11.5%	10.8%	9.3%
Mining	1.4%	1.4%	1.6%	2.9%	3.0%	3.3%
MANUFACTURING SECTOR	12.8%	12.8%	12.2%	11.4%	11.0%	11.6%
SERVICE SECTOR	73.2%	73.6%	74.2%	74.2%	75.2%	75.8%
Electricity, gas and water	0.6%	0.6%	0.5%	0.8%	0.8%	0.7%
Construction	8.6%	8.7%	8.3%	8.2%	8.1%	8.2%
Trade and catering	19.8%	19.6%	20.4%	24.7%	23.7%	23.3%
Transport and communications	8.3%	8.6%	7.8%	7.2%	7.2%	7.5%
Financial services	9.4%	9.1%	9.5%	1.5%	1.7%	1.8%
Community and social services	26.6%	27.0%	27.7%	31.7%	33.6%	34.3%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: National Statistics Institute. As of March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed in the text above.

The proportion of women in the labor force has remained approximately constant: women accounted for 40.5% of the labor force in Jun 2012, as compared with 36.0% in 2005. By the end of 2011, approximately 11.8% of the total labor force in Chile was unionized compared to 11.1% in 2000. Collective bargaining agreements are negotiated directly between each union and individual employers rather than on an industry-wide basis. In accordance with the labor laws, unions may go on strike during the collective bargaining negotiations. From 1999 to 2007, there were minor work stoppages in the public and private sectors, compared with the 1990–1998 period. There have also been sporadic, limited and rather short-term stoppages in the mining, industrial, health and public education sub-sectors.

Following the International Labor Organization guidelines, in 2001 an amendment to the Labor Code became effective which allows a company to engage in collective bargaining with different unions at the same time. The collective bargaining negotiations may be extended to a group of companies upon the express consent of participating employers and unions. The amendment fosters competition during stoppages and allows the labor market to operate more efficiently while reducing the long-term unemployment rate by introducing part-time, flexible, work-at-home, temporary, and special training contracts.

In 2002, Chile implemented a new unemployment insurance system based on individual accounts managed by a private fund manager, plus a state-financed solidarity fund. The system is essentially an obligatory saving scheme financed by a combination of contributions from workers (0.6% of total wages), employers (2.4% of total wages, 1.6% to each worker’s individual account and 0.8% to the solidarity fund) and the state (approximately US$15 million per year contributed to the solidarity fund). The unemployment insurance system seeks to guarantee the availability of emergency income for unemployed workers in search of new employment and thus reduce consumption volatility and improve labor market stability. The system is designed to incentivize recipients to seek new employment, by setting a maximum of 5 monthly withdrawals, which become progressively smaller. As of June 2011, 6.9 million workers were enrolled in the system, and total assets under management amounted to US$5.0 billion.

In 2005, a labor law reform increased the number of labor tribunals from 20 to 40 and created nine new specialized tribunals focused on pensions and payment disputes with the aim of significantly reducing the litigation time. In 2008, new procedural rules entered into force, permitting a more expeditious oral arguments-based labor dispute resolution mechanism.

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In October 2006, Law No. 20,123 was enacted regulating subcontracted labor and transitory personnel. Law No. 20,123 restricts this type of outsourcing, which has been widely used in Chile for 25 years. This new legislation intends to ensure the protection of workers’ rights, transparent labor relationships and regulate legitimate forms of outsourcing by proscribing prior abusive practices. The law establishes a number of formal requirements for transitory service companies and restricts the use of transitory personnel in certain situations. The law also increased the penalties for using outsourcing or transitory services to hide actual employee-employer relationships.

During 2011 and 2012, several new bills concerning social welfare and wages were proposed and approved by Congress. The main initiatives proposed by these bills include the following:

•	Maternity Leave – In September 2011, Congress passed a bill that (i) increased the period for maternity leave available to women in the Chilean workforce from the three months to six months, which additional months may be used either by the mother or the father, at the election of the mother; and (ii) extended availability of maternity leave to more women of the female workforce, including those women without formal employment relationships, fixed-term contracts or women who are employed for specific work or tasks, such as seasonal agricultural workers. Under the new law, these women are provided a subsidy equivalent to their monthly salary (up to approximately Ps. 1,450,000 per month) during the six months of leave, and are allowed to partially work during their leave to make up for any shortfall between the subsidy and their actual salary. The bill was enacted into law in October 2011 and, as of June 2012, more than 70,000 woman had used the new extended maternity leave.

•	Ethical Family Income – In May 2012, Congress approved a bill that will increase the minimum guaranteed income of families living in poverty by between US$80 and US$110 per family per month, subject to the families establishing that all children of the family are enrolled and attending school. The bill also provides for an incentive to women in the workforce of approximately US$50 per family per month. This initiative is set to become effective in September 2012 and is projected to benefit approximately 640,000 people living in poverty in Chile.

•	Ministry of Social Development – In August 2011, Congress approved the creation of the new Ministry of Social Development (Ministerio de Desarrollo Social), which replaced the Ministry of Development and Social Planning (Mideplan). The Ministry of Social Development is empowered to design and implement public policies that reduce poverty in Chile and serves as coordinator for the social policies of all Chilean administrative entities. The Ministry of Social Development is also tasked with fostering social integration and granting protection to vulnerable communities. The law that created the Ministry of Social Development became effective in October 2011.

Wages

Real wages grew at an average rate of 2.5% between 2007 and 2011. The real wage per hour index increased by 2.8% in 2007. In 2008, the average rate of real wages decreased by 0.2%, but increased by 4.8% in 2009, by 2.2% in 2010 and by 2.5% in 2011. For the six months ended June 20, 2012, the real wage per hour index increased by 3.3%. Despite contracting in 2009 and 2010 by 0.2% and 2.1%, respectively labor productivity, as derived from real GDP, has grown at an average annual rate of 0.2% between 2007 and 2011.

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Real Wages

(% change on previous year)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012

Average real wages	2.8%	(0.2)%	4.8%	2.2%	2.5%	3.3%
Average change in productivity	2.3%	0.1%	(0.2)%	(2.1)%	1.0%	NA

Sources: Central Bank and National Statistics Institute.

Privatization and Infrastructure

Privatization Program

Beginning in 1974, the military government implemented a large-scale privatization program. The Concertación coalition administrations continued the privatization program, with certain changes, including the limited flotation of interests in state-owned companies and the grant of concession rights.

The privatization program included three phases, which are described below:

•	First, between 1974 and 1982, the government privatized most state-owned banks and manufacturing firms, which had been nationalized in the early 1970s. By 1980, the government had privatized approximately 90% of the more than 500 then state-owned companies. In addition, as describe above (see “History and Background”), in 1981 the government began a comprehensive reform of the social security system. Under this reform, the government replaced the social security system with a privately run system of individual pension plans. This privatized pension system is based on individualized accounts with fully funded, vested and portable benefits that are entrusted to specialized fund management companies known as AFPs. (See “Monetary and Financial System—Pension Funds and the Chilean Pension System”). During this first phase, 250 money-losing companies were privatized at no cost to selected purchasers through an agreement in which the purchaser waived its rights to initiate civil actions against the state, while an additional 232 companies were sold at specified prices.

•	Second, between 1984 and 1989, the privatization efforts of the government focused on traditional state-owned companies such as telecommunications, electricity and steel production enterprises. By the end of 1989, the government had also privatized most of the state-owned enterprises held by Corfo (33 companies).

•	Third, beginning in 1990, the government modified the policy toward privatizations, increasing transparency in the process. Since previous administrations had already undertaken a large-scale program of privatizations to reduce the overall size of the public sector, the Concertación governments decided to analyze future privatizations on a case-by-case basis, and in certain limited cases, to retain a non-controlling interest in the privatized companies. Between 1990 and 2008, there were 30 principal privatizations (of which 15 are through concessions) in different sectors, including water supply, sewerage, power utility and transportation.

The most recent phase of privatizations resulted in approximately US$3.4 billion in aggregated net proceeds. This amount does not include the approximately US$205 million that was transferred to Corfo after capital decreases effected in water and sewerage companies ESSAN, ESSCO and EMSSAT in December 2003.

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Further privatizations took place in 2011 and 2012, when Corfo completed a public sale of its equity shares in several water and sewage companies (Aguas Andinas, ESVAL, ESSBIO and ESSAL), which provided Corfo with approximately US$1,636 million in proceeds. The main purpose of these sales was to obtain funds in order to strengthen Corfos’ programs that provide guarantees of credit to small- and medium-sized enterprises (pymes), make capital contributions to state-owned companies and to strengthen Corfo’s capital basis and thus have capacity for financing initiatives which aim to encourage entrepreneurship and innovation in Chile. Corfo formerly held an ownership interest of 34.98% in Aguas Andinas, 29.43% in ESVAL, 43.44% in ESSBIO and 45.46% in ESSAL. After the sale, Corfo maintained approximately 5% of its equity in each company in order to maintain its right to oppose (derecho de veto) transfers by such companies of water rights and sanitary concessions.

Public Works — Infrastructure Concessions

The Concessions Act and the Financing of Infrastructure Act, both adopted in 1991 and amended in 1996 and 2010, aim to increase private investment in the infrastructure sector. The main goal of the Concessions Act is to provide certain guarantees for and flexibility in the form of concessions to local and foreign investors. The objective of the Financing of Infrastructure Act is to provide alternatives for the financing of infrastructure projects using direct investment from institutional and other long-term investors.

The government grants concessions through the Ministry of Public Works. The first concession was granted in 1993. A concession may relate to any public works project. Generally, a concessionaire undertakes to construct or improve a specific facility and then to operate, profit from via tolls, subsidies or a combination thereof, and maintain it for a specified term. The government provides the concessionaire with the design of the facility and monitors its construction and operation. Concessions typically last from 10 to 30 years, although the law allows for periods up to 50 years.

Concessionaires are allowed to charge fees for the use of the chartered public work within the limits imposed by law and the relevant concession agreement. The government may provide on a case-by-case basis a minimum revenue guarantee to a concessionaire. This guarantee is a percentage of the estimated revenues for a given period and helps to facilitate the financing of concession projects. The government assesses each project to determine how the concessionaire and the government should share risks associated with the project. A concessionaire may raise additional funds by issuing non-recourse bonds backed by revenues from the concession and the minimum revenue guarantee by the government. (See “Public Sector Finances — Government Expenditures — Public Contingent Liabilities”).

In January 2010, an amendment to the Concessions Act was enacted and became effective in April 2010. This amendment intends, among other matters, to improve the dispute settlement mechanism through the establishment of a Technical Panel and changes to the regulation of the Arbitral Commission to resolve conflicts arising out of the concession contracts. The amendment also created a Concession Council to advise the Minister of Public Works on policy deliberations arising from concessions. Under certain circumstances, concessionaires have the right to apply for financial compensation following an amendment to the work or service requested by a public authority. Additionally, the Ministry of Public Works and concessionaires can agree on changes to the work or service provided under the concession.

As of July 2012, 60 concession projects had been granted by the Ministry of Public Works, of which 33 related to roads and highways, 12 related to airports, five related to public buildings, four related to urban transport projects, three related to prisons, one related to a water irrigation project, one related to a hospital and one related to a land port. Investment in these projects totaled more than US$9.5 billion. On May 21, 2012, the government announced an international bidding process to construct a bridge to connect Chiloé, Chile’s largest island, with the mainland. The estimated cost of the project is US$740 million and construction is expected to take approximately 81 months.

The Ministry of Public Works continues taking advantage of the concession program, including in respect of hospitals and roads, to help expedite the country’s recovery from the damage caused by the earthquake and tsunami of February 27, 2010.

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Environment

The Constitution grants all citizens the right to live in a pollution-free environment. It further provides that the law may specifically limit other legal rights in order to protect the environment.

Chile’s principal environmental concerns include industrial and urban pollution as well as air, water and soil pollution caused by past industrial and commercial development when environmental regulation was less strict. Chile has numerous laws, regulations, decrees and municipal ordinances that protect the environment.

The General Environmental Act (Law No. 19,300) enacted in 1994 created the National Environmental Commission (Comisión Nacional del Medio Ambiente — CONAMA) and stipulated a series of environmental regulations that meet internationally accepted standards of air and water quality, as well as noise pollution.

This legislation also established the Environmental Impact Assessment System (SEIA), which became operative in 1997. The purpose of environmental impact assessment (EIA) is to ensure the environmental sustainability of projects and activities performed by the public and private sectors. Depending on the circumstances of each project, the interested company is required to prepare an environmental impact statement or a more burdensome environmental impact report, which should be reviewed within 60 or 120 days, respectively. Upon the establishment of the SEIA, the CONAMA was in charge of its implementation and administration, as well as for the coordination of other Chilean public environmental institutions.

The General Environmental Law was subject to a major overhaul in January 2010 pursuant to Law No. 20,417. This amendment established (i) the Ministry of Environment (Ministerio del Medio Ambiente) which is in charge of proposing environmental policies, (ii) the Environmental Assessment Service (Servicio de Evaluación Ambiental), which replaced CONAMA and is subject to the oversight of the Ministry of Environment, and (iii) the Superintendency of the Environment (Superintendencia del Medio Ambiente - SMA), entrusted with conducting environmental compliance audits and reviewing the content of environmental regulations of emissions, environmental management plans and any other environmental instruments established by law.

Pursuant to the new legislation, the Environmental Assessment Service conducts reviews of projects that are national in scope, while a regional environmental commission conducts reviews of local projects. As of August 31, 2012, 729 projects were under review of the Environmental Assessment Service, which projects represented a total investment of approximately US$41.6 billion. The SMA will not commence operations until the Environmental Courts (Tribunales Medio Ambientales) become operative, which is expected to occur in 2013. Until the SMA begins operating, environmental compliance will be overseen by the regional commissions responsible for granting the corresponding approvals.

The General Environmental Act also authorizes the government to bring both administrative and civil actions against violators of the act and to require such violators to mitigate or repair the environmental damage they caused. These government enforcement rights are in addition to the cause of action of individuals who suffer damages as a result of infringements of the act.

In December 2007, Congress passed a Native Forest Law intended to preserve, renovate and restore forestry resources.

On an international level, Chile is a member of the Montreal Protocol on Substances that Deplete the Ozone Layer, as amended. Chile has ratified the UN Framework Convention on Climate Change and the Kyoto Protocol, taking an active role in the implementation of the Protocol’s Clean Development Mechanism (CDM).

The Ozone Act was enacted in 2006, in order to comply with Chile’s international commitments to reduce the consumption of substances that deplete the ozone layer (SAOs) and enhance information flows to the community about the environmental effects of these substances and ultraviolet radiation.

On January 2012, a new air quality standard for fine particulate matter (known as PM 2.5) was enacted, through which the quality of air is monitored and the emission of pollutants by industries is controlled. In addition, in June 2011, an emission of pollutants regulation for thermoelectric generation power plants was enacted pursuant to which industries have a two-year period commencing in 2014 to adjust their equipments to the new requirements.

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The government is implementing remediation plans including pollution control and pollution prevention projects for areas suffering the effects of copper smelters, fish processing plants, pulp processing plants and highly populated areas such as the Santiago metropolitan area. The government also provides subsidies to promote soil protection and forestation with special emphasis on the use of native species.

To conform to OECD standards, Chile underwent a series of evaluations, one of which was on environmental performance, carried out via peer review. This is a non-confrontational approach oriented towards both collective learning and the generation of public policy recommendations. In 2005, The OECD’s environmental evaluation of Chile highlighted significant progress in air, energy, water, biodiversity and habitat conservation, the integration of environmental considerations into the economic decision-making process, and international cooperation. It also provided a series of policy recommendations designed to improve environmental management and attain sustainable development, in compliance with these recommendations a new policy for chemical safety was implemented in 2008 and in 2010 the new environmental institutional framework described above entered into force. As part of its process of admission to the OECD, Chile signed the OECD’s Declaration on Green Growth.

Poverty, Income Distribution and Social Reforms

The government has a special commitment to protect and improve disadvantaged social sectors such as the country’s poor and indigenous populations. The Ministry of Planning and Cooperation was created to coordinate such efforts. For these purposes, since 2009 every two years the ministry prepares a national Social and Economic Survey, which is a comprehensive report on changes in poverty, income distribution and the implementation of the government’s social development plans. The most recent non-preliminary data set is from the 2009 survey, which was collected in November 2009 and was published in July 2010. The data collected during 2011 is still in preliminary form.

For the first time since 1990, the 2009 Social and Economic Survey showed an increase in the percentage of the population living with a per capita income below the poverty line compared to the prior survey. Notwithstanding the relative increase in poverty observed in 2009 as compared to 2006, poverty levels were significantly lower in 2011 than they were in 1990. According to the 2011 Social and Economic Survey preliminary results, the percentage of the population living with a per capita income below the poverty line fell from 38.6% in 1990 to 14.4% in 2011. This reduction can be attributed to strong GDP growth, rising wages, a rapidly increasing employment rate and a significant increase in government transfers and expenditures focused on low-income groups. The reduction in poverty can also be attributed to the government’s emphasis on social assistance programs, which allocate funds to poor communities based on their needs. These social programs contributed to a decrease in extreme poverty from 13.0% in 1990 to 2.8% in 2011.

A series of measures have been implemented by the government to decrease poverty, including encouraging education, improving social spending efficiency, creating an ethical family income (ingreso ético familiar) and other financial support mechanisms intended to augment the monthly incomes of families. In addition, Congress passed a bill, transforming the Ministry of Planning and Cooperation (MIDEPLAN) into a Ministry of Social Development (Ministerio de Desarrollo Social), which, in addition to the objectives of MIDEPLAN, also has the responsibility and related resources to oversee implementation of social programs. The government also has plans to increase the frequency of the Social and Economic Surveys.

In addition, in May 2012, Congress approved a bill that seeks to ensure an ethical income to families living below the poverty line. (See, —Employment and Labor—Employment—Ethical Family Income).

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The following table presents information regarding the evolution of poverty for the periods indicated:

Poverty 1990-2011

(% of Population)

Year	Extreme Poverty	Total Poverty(1)

1990	13.0	38.6
1992	9.0	32.9
1994	7.6	27.6
1996	5.7	23.2
1998	5.6	21.7
2000	5.6	20.2
2003	4.7	18.7
2006	3.2	13.7
2009	3.7	15.1
2011	2.8	14.4

(1)	Total poverty includes extreme poverty.

Source: Ministry of Planning and Cooperation—Social and Economic Survey.

As of November 30, 2011, the official monthly basket values for defining poverty and extreme poverty, respectively, were: (i) in rural areas: Ps. 48,612 (approximately US$95.61) and Ps. 27,778 (approximately US$54.63); and (ii) in urban areas: Ps. 72,098 (approximately US$141.80) and Ps. 36,049 (approximately US$70.90).

Social spending (i.e., health, education and welfare spending), which is generally countercyclical, increased from 11.4% of GDP in 2007 to 14.4% in 2011. Both health and education have become more significant as a percentage of government spending, increasing from a total of 33.0% of government spending in 2007 to 34.6% in 2011.

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The following table presents information regarding social public spending by the government from 2007 to 2011:

Social Public Spending

(in millions of constant 2011 pesos)

	2007		2008		2009		2010		2011

Environmental Spending	Ps.	58,548	Ps.	67,167	Ps.	79,304	Ps.	86,264	Ps.	94,143
Housing and Community Services		274,851		320,002		342,877		367,842		378,218
Health		2,948,104		3,156,191		3,848,053		4,156,029		4,361,093
Recreational activities, Culture and Religion		131,682		170,305		181,474		213,843		215,034
Education		3,188,400		3,681,629		4,255,957		4,500,920		4,643,161
Social Protection		5,649,965		5,990,949		7,113,843		7,455,593		7,614,772
Total Social Public Spending	Ps.	12,251,550	Ps.	13,386,243	Ps.	15,821,508	Ps.	16,780,941	Ps.	17,306,421
Total Non-Social Public Spending		6,320,422		6,711,262		7,665,669		8,393,819		8,695,030
Total Public Spending	Ps.	18,571,972	Ps.	20,097,505	Ps.	23,487,177	Ps.	25,174,310	Ps.	26,001,452

Source: Budget Office.

Social expenditure has also helped to improve income distribution. In fact, the poorest 20% of the population increased their share of national income as a result of social program expenditures from 6.9% in 2003 to 7.7% in 2009 and the share of national income of the wealthiest 20% of the population decreased from 52.3% in 2003 to 49.5% in 2009. More than 75.0% of the subsidies for public health are focused on the poorest 40% of the population; similarly, more than 58.0% of the subsidies for public education are focused on the same 40.0% of the population. This information is updated every 2 years, and we expect information for the period of 2010 – 2012 to become available within the next months.

The following table presents information on income distribution in 2009 by population quintile in Chile, which is the latest available official data.

Income Distribution in 2009 with and without Social Programs

(% of total income)

	Population Quintile
	I	II	III	IV	V

Individual Income	3.6	8.3	12.7	19.6	55.8
Monetary Subsidies	43.2	25.4	17.2	10.2	4.0
Education Subsidies	31.4	27.0	20.6	14.3	6.7
Health Subsidies	45.7	29.8	21.3	7.2	4.0
Total Income	7.7	10.7	13.5	18.7	49.5

Source: Ministry of Planning and Cooperation. Casen 2009.

Chile is highly concentrated, both in terms of income distribution and geographical location of wealth. In 2011, the wealthiest 10% of municipalities collected 58.7% of all municipal income (mainly through real estate taxes), while the poorest 10% collected only 0.6%. The government created the Municipal Fund as part of its efforts to redistribute resources across municipalities. This fund pools a percentage of revenues from fees collected by Chile’s 345 municipal governments on annual vehicle taxes and commercial licenses, as well as a portion of the amounts allocated to municipal governments by the central government from the collection of real estate taxes. The fund then distributes these revenues to lower income municipalities. The Undersecretary of Regional Development (Subsecretaría de Desarrollo Regional) is required to publish on the Internet information about collections and the use of funds, outstanding debts and renegotiations. (See “Public Sector Finance — General — Public Sector Account and Fiscal Statistics”).

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In January 2009, Congress approved a bill to support national investment and employment, including an extraordinary contribution to the Common Municipal Fund of US$42.5 million. As a consequence of the 2010 earthquake and tsunami, the government, the Public Budget Office and the Association of Municipalities obtained Congressional approval for new legislation (Law No 20,462 of 2010) allowing the Public Budget Office and the Association of Municipalities to jointly contribute up to Ps.10,000 million to the Common Municipal Fund, with the funds to be directly distributed to those Municipalities most affected by the catastrophe, excluding the richest Municipalities of Santiago, Providencia, Vitacura and Lo Barnechea.

Health System Reform

The Chilean health system faces several problems, some are general and others are specific to each subsystem (i.e., public and private sectors). The overarching challenge is to restructure the health system to enable it to face the changing epidemiological and demographic reality of Chile’s population, which includes such factors as aging, urbanization, new lifestyles and worsening environmental conditions. There are also problems reflecting the fact that health indicators vary significantly among the country’s different socioeconomic groups. Specific problems are associated with each subsystem of care. In the public subsystem, dissatisfaction results from delays, service quality, reduced or non-existent access to expensive modern therapies, and inefficiency. In the private subsystem, concerns center on price discrimination based on income, age, gender and preexisting diseases, the low levels of coverage for chronic and serious diseases and the difficulty inherent in comparing complex health plans.

Currently, Chile has a comprehensive rights-based health care system, known as Plan AUGE, a system designed to provide full coverage at low or zero co-payments for a list of priority ailments. The system began in 2002, through the implementation of a pilot plan that included three ailments. During the two subsequent years, the system incorporated 14 new pathologies. This pilot plan covered 25% of the most burdensome diseases found in Chile’s population. In September 2004, a law was passed officially establishing Plan AUGE, guided by the principles of access, quality, financial protection and opportunity. The full plan commenced on July 1, 2005 and covered 56 ailments by 2007. As of July 1, 2012, Plan AUGE covers 69 ailments and it is expected to cover 80 ailments by the end of 2013. The average cost per beneficiary for the standardized benefit package defined by the reform is now capped at the real wages rate of growth.

The government health care reform also included the Health Authority and Management Act in 2004, which created a health authority with greater responsibilities and two new undersecretaries in the Ministry of Health: the Undersecretary of Health Care Networks and the Undersecretary of Public Health.

In 2007, the expansion of the Plan AUGE coverage required a 13% rise in real health care expenditure, which was accompanied by an increase in health care infrastructure investment of 109%. In the 2008 annual public budget law, real health care expenditure was increased by 11.3% and health care infrastructure spending was increased by 21.9%. In the 2010 annual public budget law, real health expenditure was increased by 8.7% for the 69 ailments currently covered. Consequently, between 2007 and 2010, a total of US$1.1 billion was set aside for health care infrastructure, equipment and primary care. The expenditure for 2011 was US$9.0 billion, which represented a real increase of 4.9% compared to the expenditure of US$7.9 billion in 2010. The 2011 expenditure represented 3.6% of GDP and 16.8% of total public expenditure. The 2012 annual public budget law allocates US$9.5 billion to health care expenditure, which represents an increase of 6.6% as compared to 2011.

In August 2011, Congress approved a bill that reduced or eliminated contributions to the public system from retirees. This measure because effective in November 2011 and benefits more than 700,000 retirees.

Educational Reforms

Educational reforms began in 1990 under President Aylwin’s administration. As part of the continuing focus on educational reform, succeeding governments undertook to create the infrastructure and organizational conditions necessary to lengthen the school day at all subsidized educational establishments and to improve teacher training at university and secondary levels. In 1994 the National Commission for the Modernization of Education was established, with the aim of delivering a diagnosis and suggestions for changes. In accordance with the commission’s recommendations, the government implemented a number of initiatives, including, among others: an amendment to the teacher statute in 1995, seeking better regulation to improve the teaching profession; also in 1995, a new curriculum framework for basic education; in 1996, the creation of the National System for Performance Evaluation, as the agency in charge of evaluating subsidized educational establishments; in 1998, a new curriculum framework for secondary education was developed; in 2001, a system for evaluating teachers’ individual performances and the National Commission of Teacher Evaluation was established, a process that culminated in 2004 with the enactment of the Teacher Evaluation Act; and, in 2003, the System of School Management Quality Assurance was established, to improve institutional practices through self-evaluation.

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In addition, a program called “Full Day at School” (Jornada Escolar Completa), which was established in 1997, aims to increase the duration of the academic year from 1,200 to 1,520 hours for primary school and from 1,400 to 1,620 hours for secondary school. As of November 2008, 67.3% of schools had been or were in the process of being included in the program.

In 2003, a constitutional amendment made it mandatory for children to attend school for twelve years. The government also encourages parents to enroll their children in preschool instruction, by significantly increasing subsidies for pre-school enrollments in municipal and subsidized private establishments. The expansion of access to preschool education was a policy priority for the administrations of Presidents Lagos and Bachelet. Between 2005 and 2010 the spending on preschool education doubled, helping to provide 85,000 places in nurseries and increasing the number of subsidized kindergarten places by 55% as of 2006.

The government has also increased access to university education by providing state guarantees for student loans equal to 100% of tuition fees. The state guarantees up to 30% of the principal while students are studying and the universities guarantee the balance up to 90%. This rises to 90% upon the student’s exit from the university system and lasts until the loan is paid off. Private sector banks provide the loans and the state acts as a guarantor of up to 90% of the principal to resolve the credit constraint problem encountered by students. These loans are made available to students who meet certain academic criteria at participating and accredited universities and technical institutes, and are allocated on a needs-based priority until the provision for loan guarantees in the year’s budget law is exhausted. Mechanisms to ensure repayment by defaulting individuals include debt collection via the tax system, direct debit from paychecks, and exclusion from the financial system via the listing of the offender in existing bad debtor directories.

As a result of student demonstrations in 2006, a presidential advisory committee on educational matters was formed, which in 2007 drafted a bill reforming the education system. The work of this advisory committee resulted in an agreement between the government and all political parties to reform the Constitutional Law of Education and to improve the quality of education. In 2009, Law No 20,370, General Law on Education (Ley General de Educación — LGE) was enacted to regulate primary and secondary education. Under this new law, the state guarantees access and financing for preschool education. It also created the Superintendency of Education (Superintendencia de Educación), through which the government will oversee the enforcement of the LGE. Additionally, in 2008 the government created the Bicentennial System, a program to finance the education of Chilean students at the world’s most prestigious universities and institutions. The 2012 annual public budget law included provisions for resources to allow approximately 3,500 Chileans to pursue studies abroad as part of this program.

Law No. 20,248, introduced in 2008, established the Preferential School Subsidy (Subvención Escolar Preferencial — SEP), monthly financial support introduced to aid elementary schools that enroll students with limited means. The 2012 annual public budget law allocates US$485.5 million to the SEP.

In August 2011, as a response to protests by students and unionized teachers of the Colegio Nacional de Profesores A.G., the government announced new reforms to the educational system. The reforms focus on several areas:

o	Establish education as a fundamental right. The reform includes a proposal to amend the Constitution to establish the right to free access to a quality education from preschool to secondary school.

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o	Pre-School Education Reform. This portion of the education reform focuses on (i) establishing universal access to pre-school education and (ii) improving the quality of pre-school education, in particular through efforts to improve the quality of pre-school teachers. To aid in these efforts, the government has proposed the establishment of certain merit-based financial incentives aimed at recruiting talented teachers, such as the Beca Vocación de Profesor scholarship, which is awarded to students who score a 600 or higher on the University Selection Test (the Prueba de Selección Universitaria, or “PSU”). The reform also places a new emphasis on improving coordination among the different institutions that comprise the field of pre-school education.

o	School Education Reform. This reform focuses on improvements to (i) primary and secondary school administration, (ii) education financing and (iii) quality of education, as follows:

▪	Administration. As of the date of this prospectus, public schools are administered by their respective municipal governments, a system that has not produced satisfactory results in terms of educational achievement. The goal of the proposed education reform is to install a new system of autonomous public educational institutions formed by local communities and subject to the oversight and control of the newly created Superintendency for the Quality of Education and Agency for the Quality of Education.

▪	Education Financing. Congress approved a 20% increase in public education funding for 2011. The government seeks to substantially increase public spending on education by 2018 and increase subsidies to the middle class and most vulnerable sectors of the country.

▪	Quality Guarantee. In August 2011 President Piñera promulgated a new law on quality of the education. The new law created the Superintendency for the Quality of Education and the Agency for the Quality of the Education, aimed at strengthening oversight education quality in Chile. The Agency will be in charge of setting forth new standards of quality and allowing the Superintendency to close underperforming educational institutions. The Superintendency shall be vested with the power to examine the accounts of institutions receiving public funding and their expenses.

o	Technical-Vocational Education Reform. As of the end of 2011, approximately 33.1% of students in Chile attended technical schools. The proposed education reform, which is still under discussion by Congress, aims to improve technical education primarily as follows:

▪	updating and increasing the equipment used at technical schools;

▪	improving the job-placement services provided to technical school students; and

▪	facilitating financing student access to the higher education technical institutions and improving scholarships abroad for students attending theses institutions.

o	Higher Education Reform. Chile currently has a mixed system of higher education institutions that includes both public and private universities. The new policy, which is still under discussion by Congress, seeks to maintain this mix, but to develop the quality of each institution-type pursuant to the following initiatives:

▪	creation of the Undersecretary and of the Superintendency of Higher Education to regulate the higher education sector, including with respect to the implementation of curriculum reforms (including, but not limited to, reforms to the national science and technology curriculums);

▪	improvement of the system of national admission examination for universities and financing for preparation of admission tests;

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▪	ending the profits taken from private universities, that are required by law to be not-for profit entities;

▪	establishment of new university financing for which access will be conditioned on certain performance-based criteria;

▪	allocation of an additional 5% of government-provided student financing;

▪	improvement of the higher education application and admissions processes through the integration of modern applicant evaluation techniques and the use of the latest available technology;

▪	granting Universities public funding associated with performance and development of specific areas of education. A commission will be set up to propose improvements in the financing of education for all university students by using scholarships and loans, with the government expecting to have a single system for financing. The government has also vowed for a 5% increase in variable funding provided to public and traditional universities gathered at the Council of Presidents of Chilean Universities (Consejo de Rectores de las Universidades Chilenas- CRUCH), which is composed of all state owned universities and some private universities;

▪	increase the number of scholarships and credits to the students from the lower sectors and middle social classes;

▪	reprogramming the existing student-financing debt;

▪	lower the interest rate of the loans granted with a public guarantee (créditos con aval del Estado)

o	Reconstruction of Education Infrastructure. The 2010 earthquake and tsunami damaged 4,609 schools in six regions of Chile. As of January 2012, 73.3% of those schools were completely repaired.

o	Tax Reform to Finance Education Reform. The new reforms to the educational system will be funded mainly through a tax reform passed by Congress in September 2012 (See “Government Revenue — Tax Reform to Finance Education Reform”) and any additional funds collected as a result of the tax reform will be used for the following:

▪	Pre-school enhancements: a 20% increase in pre-kindergarten and kindergarten subsidies to secure future success rates, increase the percentage of women in the workforce and enhance future productivity;

▪	Primary and high school education improvements: a new subsidy for middle class students, higher subsidies for low class students and an income tax credit for education-related expenses;

▪	Higher education reforms: including an increase in scholarships and improvements in higher education financing, including a single student loan program available to all students (whether they attend private or public universities), a reduction from 5.4% to 2.0% annual interest on education loans, a limitation on loan repayments to 10% of post-graduate income and the availability of debt cancellation after 180 payments of principal and interest.

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Modernization of the State

Public sector modernization is one of Chile’s top policy priorities. Recent governments have undertaken to modernize the state by building a more efficient and transparent public administration, and by improving coordination between public institutions at different levels of government. This program involved multiple reforms such as:

•	the creation of new public institutions in the areas of culture, infrastructure, social development, economic development, anti-trust regulation, environmental protection and public enterprise administration;

•	the decentralization of public sector institutions;

•	promoting competition among public institutions and improved performance in part through greater flexibility in budget allocations to those institutions;

•	increased use of information technology;

•	increased citizen participation and broad protection of citizens’ rights; and

•	establishment of simpler mechanisms for disseminating information, greater accountability of public authorities and internal auditing.

In 2003, Congress passed regulations concerning campaign financing and payments for public sector employees and other recipients of public funds. This new regulatory framework included enhanced rules related to areas of public concern, such as private sector donations and public funding of political campaigns and new recruitment techniques and working conditions for public servants aimed at promoting a merit-based administrative career system, encouraging professionalism, transparency and competition for the hiring and evaluation of senior public servants.

To control the selection process of senior public servants, a new specialized entity was created, the National Civil Service Authority (Dirección Nacional del Servicio Civil), which became fully operational in 2004. With the implementation of these rules, the President’s power to appoint public officials fell from 3,110 to 600 posts (with the remaining 2,510 being appointed by the National Civil Service Authority). In addition, the role of performance-related compensation in the public sector was increased to improve productivity. As of the date of this prospectus, 111 public services and 45 public agencies were included in the system managed by the National Civil Service Authority.

The regulations relating to the financing of campaigns for public office are designed to limit the risk of improper financial influence in the conduct of voting campaigns. Additional regulations were established with the aim of ensuring a competitive, standardized and transparent government procurement process that operates electronically.

In 2005, the principles of probity and transparency of acts of the government were formally incorporated into the Constitution. These changes are intended to guarantee that public officials’ decisions are taken free from corruption or undue influence and that actions and decisions taken by public officials are generally open to public scrutiny.

In 2006, the government began an initiative to improve probity, transparency, efficiency and the modernization of the Chilean public sector. Among other measures, the initiative focused on enhancing access to public information. As a result of these initiatives in April 2009, an Access to Public Information Law was introduced, establishing a new legal framework that obliges all state administrative agencies to provide citizens with the information they request and to generally make information more available. A four member Transparency Council (Consejo para la Transparencia) was created to oversee the enforcement of the law, which has already started forcing government agencies to make public previously privileged information.

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In January 2007, Chile acceded to the United Nations Convention against Corruption, with the purpose of participating in the first global legislative instrument against corruption.

During the OECD admission process in 2009, Congress passed legislation reforming the corporate governance rules applicable to Codelco and private enterprises. In addition, the government introduced legislation to impose criminal liability on legal persons for money laundering, financing of terrorism and bribery (Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Financing of Terrorism and Offences of Bribery, passed on December 2009) and to enhance access to banking information.

On August 30, 2011, the government sent to Congress a bill which would amend the actual system of gathering and accessing information related to consumer, commercial and other loans. The bill aims to consolidate banking and retailer information about indebtedness, particularly commercial credit card information, which retailers currently do not share. Consumers would have the option of choosing the disclosure of both their positive and negative credit information. The bill is currently being discussed by the Economy Committee of the Chamber of Deputies.

In September 2011, the government also sent a bill to Congress that proposes to reduce the maximum interest rate allowed to be charged to small credit accounts. (See “Republic of Chile — Measures Implemented to Deter Terrorism and Money Laundering”, “Monetary and Financial System — Capital Markets — Improvements to Corporate Governance Regulations” and “Public Sector Finances — Government Owned Enterprises — Codelco”).

Innovation Fund for Competitiveness

In 2006, the government established through supreme decree the Innovation Fund for Competitiveness. The fund’s endowment is required to be invested in the sciences, applied technology and human capital formation. In 2007, the government allocated US$101 million to this fund, and decided to raise its contribution for 2008 by 53% (in nominal terms) to US$155 million. In 2009, 2010 and 2011, the fund was increased by 17.8%, 22.8% and 15.5% (in nominal terms), respectively, receiving over US$183 million, US$224 million and US$259 million, respectively. The 2012 annual public budget law allocates US$270 million to this fund.

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Balance of Payments and Foreign Trade

Balance of Payments

Chile’s external accounts reflect the country’s high degree of financial and trade integration with the rest of the world, a state of affairs that began in the 1970s with the trade liberalization process and was consolidated in 2001 through capital account liberalization. In terms of external accounts, Chile’s balance of payments registered a surplus between 1987 and 1997, largely attributable to dynamic exports and record capital inflows, specifically direct investments, portfolio investments and other medium- and long-term capital investments. Between 1999 and 2004, the Chilean economy generated modest surpluses or deficits in its balance of payments, including a deficit of US$596 million in 2001 and a surplus of US$199 million in 2002. Then for two years, the Chilean economy produced considerable surpluses, amounting to US$1.7 billion in 2005 and US$2.0 billion in 2006 respectively. In 2007, the balance of payments recorded a deficit of US$3.2 billion, while in 2008 and 2009 it recorded a surplus of US$6.4 billion and US$1.6 billion, respectively. The balance of payments for 2010 recorded a surplus of US$3.0 billion. Finally, in 2011 the balance of payments recorded a surplus of US$14.2 billion.

In May 2002 a new Balance of Payments series was introduced as part of the Central Bank’s project to improve information available about the Chilean economy. The new methodology follows the recommendations and categories addressed in the last edition of the International Monetary Fund’s “Balance of Payments Manual”. Statistics on the balance of payments from 1996 have been restated on the basis of this new methodology.

Current Account

The current account involves movements of the trade balance, non-financial services (mainly trade-related services, such as insurance and transportation fees and travel services), net interest payments, dividends and transfer payments (primarily taxes).

The government believes that there have been and remain many economically viable investment projects and opportunities in Chile requiring the use of foreign savings. The government also believes that given the stage of Chile’s economic development, the level of aggregate domestic demand will generally exceed the level of national income, resulting in current account trade deficits. However, between 2004 and 2007, due to governmental savings resulting from copper revenues, Chile’s current account registered surpluses averaging 3.2% of GDP. Nevertheless, the current account deficit for 2008 amounted to 3.2% of GDP, as a result of the decline in the balance of trade, while in 2009 and 2010 the current account registered a surplus of 2.0% of GDP and 1.5% of GDP, respectively. In 2011, the current account registered a deficit of 1.3% of GDP.

In terms of the current account components, after several periods of trade deficits, the trade balance recorded a stable surplus between 1999 and 2003. From 2003 to 2007, the merchandise trade balance experienced exponential growth, with Chile’s trade surplus ultimately reaching US$24.1 billion in 2007. In 2008, however, the trade surplus returned to previous levels and recorded a surplus of US$6.0 billion. The recent economic crisis affected global trade, resulting in decreases in Chile’s imports and, to a lesser extent, exports during 2009. As a result, Chile recorded a trade surplus of US$15.4 billion in 2009. In 2010, the trade balance surplus reached US$15.3 billion, despite an increase of US$15.5 billion in imports. This reflects the evolution of exchange rates and terms of trade, as well as the process of integration of Chile into global markets. Other current account components, such as services and income, have shown deficits, while transfers have registered surpluses. In 2010 the current account totaled a surplus of US$3.3 billion compared to the surplus of US$3.5 billion recorded for 2009 and the deficit of US$5.8 billion in 2008. Since the adoption of a floating exchange rate in 1999, the authorities have monitored the current account in order to reduce Chile’s vulnerability to external shocks. In 2011 the current account totaled a deficit of US$3.2 billion.

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Capital Account

The counterpart of the current account balance is the capital account balance, which represents net foreign investment in Chile. The capital account includes direct investments, portfolio investments and short-, medium- and long-term indebtedness.

During the 1990s, Chile conducted a gradual process of capital account liberalization, designed to attain full integration in the international capital markets, while avoiding major disruptions that could endanger macroeconomic and financial stability during the process. The capital account opening was fully completed in April 2001, when the Central Bank removed the remaining restrictions in foreign exchange operations, including among others, the mandatory and unremunerated reserve requirement of a portion of capital inflows (known as encaje) and the authorization requirement that was in place for a number of foreign investment inflows; though it kept the power to reinstate these measures or adopt new ones. In addition, the government has developed a number of actions to promote greater international diversification of the portfolio of domestic investors, such as broadening the range of permitted investments abroad by regulated institutional investors. As a result, the total volume of capital flows has been increasing in both directions, either as capital inflows or outflows.

The Central Bank may request that a certain number of foreign exchange operations be made through the formal exchange market (Mercado Cambiario Formal), which is composed of banks and other entities authorized by the Central Bank, such as securities brokers, exchange bureaus and legal persons created with the exclusive purpose of participating in the market.

Additionally, the free trade agreement between Chile and the U.S. provides that Chile shall not be liable for damages arising from the imposition of restrictive measures with regard to payments and transfers made within a year from the date on which the restrictions were imposed, provided that such restrictive measures do not substantially impede exchange transfers.

The government believes that steps should be taken to integrate foreign and domestic financial markets and encourage foreign investors to invest in the local debt market. As a first step, during 2003 Chile launched a program for the periodic domestic issuance of treasury bonds, which is believed to promote the development of long-term pricing benchmarks and increase the depth of the fixed income market. (See “Public Sector Debt – Central Government Internal Bonds”).

The development of the capital account (excluding change in reserves) has been volatile, registering US$10.8 billion, US$(11.0) billion, US$2.5 billion, US$5.9 and US$(18.1) billion in 2007, 2008, 2009, 2010 and 2011, respectively. This represented an amount equivalent to (5.7)% of GDP, 6.0% of GDP, (1.5)% of GDP, (3.1)% of GDP and 9.1% of GDP in 2007, 2008, 2009, 2010 and 2011, respectively. For the six months ended June 30, 2012, the capital account recorded a surplus equal to US$12.2 billion (9.6% of GDP) compared to a surplus of US$3.8 billion recorded for the same period in 2011. The surplus is mainly explained by an increase in the amount of net portfolio investment made in Chile.

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The following table sets forth Chile’s Balance of Payments for the periods indicated:

Balance of Payments

(in millions of US$)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
Current account
Current account, net	7,079	(5,800)	3,518	3,269	(3,220)	(2,442)
Goods and Services, net	22,809	4,866	13,350	13,519	8,376	459
Merchandise Trade Balance	24,132	6,074	15,360	15,324	10,793	1,263
Exports	68,561	64,510	55,463	70,897	81,411	19,676
Imports	44,430	58,436	40,103	55,572	70,618	18,413
Services	(1,323)	(1,208)	(2,010)	(1,806)	(2,417)	(804)
Credits	9,030	10,738	8,493	10,831	12,406	3,012
Debits	10,352	11,946	10,503	12,637	14,823	3,816
Interest, net	(18,860)	(13,596)	(11,395)	(14,765)	(14,015)	(3,290)
Interest from investment	(20,111)	(13,593)	(11,393)	(14,764)	(14,014)	(3,290)
Interest from direct investment(1)	2,721	(14,583)	(11,846)	(14,796)	(13,952)	(3,228)
Abroad	(22,832)	2,847	2,955	4,184	4,184	975
From abroad	825	(17,430)	(14,801	(18,980)	(18,136)	(4,203)
Interest from portfolio investment	971	806	661	760	380	226
Dividends	(146)	754	785	1,100	1,001	297
Interest	430	52	(124)	(339	(621)	(71)
Interest from other investment	1,254	183	(209	(728)	(443)	(287)
Credits	825	1,100	633	389	607	204
Debits	3,129	916	841	1,117	1,050	492
Current transfers, net	3,857	2,930	1,563	4,515	2,418	389
Credits	728	3,875	2,512	5,606	3,785	748
Debits	(18,860)	945	949	1,091	1,366	359
Capital and financial accounts
Capital and financial accounts, net	7,575	(4,522)	4,193	15,192	(3,914)	(1,967)
Capital account, net	16	3	15	6,240	14	3
Financial account, net	(5,641)	(7,024)	2,154	(3,359)	(8,908)	(604)
Direct investment, net	(7,720)	(6,367)	(5,654)	(6,142)	(5,477)	241
Direct investment abroad	4,852	9,151	7,233	9,231	11,822	7,907
Shares and other capital	(462)	5,102	4,700	3,907	4,864	5,705
Earnings reinvested	2,394	2,306	2,706	3,696	3,845	839
Other capital	2,920	1,743	(174)	1,628	3,113	1,363
Direct investment to Chile	12,572	15,518	12,887	15,373	17,299	7,666
Shares and other capital	2,622	7,775	1,905	4,854	5,479	3,477
Earnings reinvested	10,182	6,597	10,519	7,863	9,589	2,970
Other capital(2)	(232)	1,146	463	2,655	2,231	1,218
Portfolio investment, net	16,532	7,619	12,399	6,082	(11,108)	(2,839)
Assets	15,953	10,252	14,269	15,380	(665)	(41)
Liabilities	(579)	2,633	1,870	9,299	10,443	2,798
Derived financial instruments, net	98	1,041	1,049	934	2,418	366
Other Investment, net(3)	1,863	(13,262)	(5,262)	5,054	(3,951)	(1,525)
Assets	7,997	(5,346)	612	6,694	2,498	81
Commercial credits	2,045	(2,909)	1,366	2,513	1,330	(172)
Loans	729	848	290	806	545	451
Currency and deposits	5,224	(3,284)	(1,045)	(111)	2,306	(101)
Other assets	0	0	0	3,487	(1,684)	(97)
Liabilities	6,134	7,916	5,874	1,640	6,449	1,606
Commercial credits	722	331	(1,848)	1,822	1,312	285
Loans(2)	5,423	7,461	6,417	(499)	5,257	1,271
Currency and deposits	(10)	125	230	319	(133)	47
Other liabilities	(1)	(1)	1,076	(2)	12	4
Assets in reserve, net	(3,214)	6,444	1,648	3,024	14,190	1,788
Errors and omissions, net	465	1,272	646	(558)	(721)	470
Financial account without reserves	10,773	(10,969)	2,530	5,927	(18,118)	(3,757)
Total balance of payments	(3,214)	6,444	1,648	3,024	14,190	1,788

(1)	Includes interest.
(2)	Net flows of liabilities by loans.
(3)	Short term net flows.

Source: Central Bank.

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Foreign Trade

Chile has generally followed an outward-oriented economic development strategy. Chile’s main trade policy objective is to improve and ensure access for its goods and services to all markets, as well as to encourage domestic and foreign investment. With a view to liberalizing the economy, all available channels have been used to give Chile’s trade policy an outward orientation, including unilaterally opening its markets and entering into bilateral and multilateral trade agreements.

Chile’s open trade policy covers goods, services and investments. Pursuant to its open trade policy, Chile’s applied MFN tariff was unilaterally phased down from 11% to 6% between 1999 and 2003. Since 2003, this uniform overall tariff has been maintained unchanged as a 6% ad valorem duty on imports for most products, which makes up over 98% of tariff lines. This low and uniform tariff is a distinctive feature of Chile’s trade policy.

Chile has effectively lowered its applied tariff rate to 1.02% (the 2011 average), as compared to 2.9% in 2003, through the implementation of free trade and other agreements.

Chile has concluded 22 bilateral agreements with 59 trading partners that represent 93.3% of its overall trade (imports and exports, both MFN and preferential). The trading partners with which Chile has signed agreements are the P-4 (New Zealand, Singapore and Brunei Darussalam), the European Union, Canada, the Republic of Korea, China, Chile-Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua), the United States, Mexico, EFTA (Switzerland, Norway, Iceland and Liechtenstein), Panama, Colombia, Peru, Ecuador, Mercosur (Argentina, Brazil, Paraguay and Uruguay), Bolivia, Venezuela, Malaysia, Japan, Australia and Turkey. Chile has also concluded trade negotiations with Nicaragua and Vietnam and is in the process of conducting certain administrative processes in order to complete the formal trade agreements with these countries. Additionally, in August 2012, Chile concluded trade negotiations with Hong Kong and Thailand. Chile has entered partial-scope agreements with India and Cuba. Through these agreements, Chilean exporters can access a potential market of 3.9 billion people. Chile is also in trade negotiations with the Trans-Pacific Partnership (TPP) and India for new and supplemental trade agreements, respectively. Preliminary groundwork is also being done for possible trade negotiations with Israel, Indonesia and the Dominican Republic.

Chile is a founding member of the World Trade Organization.

Since 1994, Chile has been a member of, and an active participant in, the Asia-Pacific Economic Cooperation (APEC) forum. In recent years, the Asia-Pacific region has become a priority for Chilean trade policy. Initiatives have been launched within the APEC framework to facilitate trade, including mutual recognition agreements and free trade agreements.

Merchandise Trade

Chilean trading activity is diversified among countries in the Americas, Asia and Europe.

The primary countries of origin of Chile’s imports during 2011 were the United States (where 20.1% of total imports originated), China (16.9%), Brazil (8.4%), Argentina (6.2%), Germany (4.2%) and Japan (3.9%). The primary destinations for Chile’s exports in 2011 were China (which received 22.8% of total exports), the United States (11.1%), Japan (11.1%), Brazil (5.5%), South Korea (5.5%), the Netherlands (4.7%), Italy (3.3%), Taiwan (2.5%), Peru (2.5%) and India (2.4%). The origins and destinations of Chile’s exports in 2011 changed compared to 2010, due to variations in demand resulting in part from current global economic conditions. In 2011, the proportion of Chile’s exports to Asia decreased from 49.2% to 47.0% while the proportion of Chile’s exports to Europe also grew from 19.3% to 19.8%, as compared to 2010. The geographical distribution of Chile’s imports remained relatively unchanged in 2011.

During the six months ended June 30, 2012, the primary countries of origin of Chile’s imports were the United States (where 22.6% of total imports originated), China (17.4%), Argentina (6.6%), Brazil (6.5%), Japan (4.0%) and South Korea (3.7%). The primary destinations for Chile’s exports during the six months ended June 30, 2011 were China (which received 19.5% of total exports), the United States (12.3%), Japan (11.1%), Brazil (5.6%), South Korea (5.4%), the Netherlands (4.6%), Italy (4.1%), Taiwan (2.7%), Mexico (2.5%) and India (2.5%). In 2011, the proportion of Chile’s exports to Asia decreased from 49.2% to 47.0% while the proportion of Chile’s exports to Europe grew from 19.3% to 19.8%, as compared to 2010.

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Merchandise exports (which exclude merchandise in tax free zones) have diversified and increased over time. They amounted to US$68.6 billion in 2007, US$64.5 billion in 2008, US$55.5 billion in 2009, US$70.9 billion in 2010 and US$81.4 billion in 2011. The significant increase in 2010 and 2011 were mainly due to the slowing of the recent global economic downturn. During the six months ended June 30, 2012, merchandise exports amounted to US$45.6 billion. Traditional merchandise exports (mining products - principally copper) increased 16.8% in real terms between 2003 and 2010, while total merchandise exports increased 27.5%, showing the diversification of Chilean exports. Since the mid-1980s, Chile has increased its exports of nontraditional goods, principally seafood, agricultural products and wine. Imports totaled US$44.4 billion in 2007, US$58.4 billion in 2008, US$40.1 billion in 2009, US$55.6 billion in 2010 and US$70.6 billion in 2011. The fluctuations in imports are mainly explained by variations in the terms of trade and exchange rates. During the six months ended June 30, 2012, imports totaled US$41.9 billion. The largest portion of Chile’s imports consists of intermediate goods, such as oil and others fossil fuels, which accounted for 59.3% of total imports in 2011. The share of total imports, represented by consumer goods imports, has remained relatively stable since 2007, amounting to 26.7% in 2007, 24.2% in 2008, 26.6% in 2009, 29.7% in 2010 and 28.1% in 2011. Imports of capital goods have also remained relatively stable as a percentage of total imports since 2007, representing 17.6% in 2007, 18.1% in 2008, 19.2% in 2009, 19.0% in 2010 and 18.7% in 2011. The following tables set forth information on exports and imports for the periods indicated.

Exports of Goods (FOB)(1)
(in millions of US$ and % of total exports)

	2007		2008		2009		2010		2011		Six Months Ended June 30, 2012
Mining:

Copper	US$ 37,778.1	57.8%	US$ 32,841.8	52.1%	US$ 27,702.2	54.1%	US$ 40,256.7	59.3%	US$ 42,628.3	55.8%	US$ 20,176.3	51.1%
Iron	402.0	0.6%	593.5	0.9%	534.5	1.0%	1,110.6	1.6%	1,618.3	2.1%	720.0	1.8%
Nitrate and iodine(2)	405.6	0.6%	553.8	0.9%	481.5	0.9%	564.2	0.8%	788.6	1.0%	N/A	N/A
Molybdenum oxide and ferromybdenum	3,845.1	5.9%	3,114.9	4.9%	1,345.0	2.6%	1,533.8	2.3%	1,915.1	2.5%	156.6	0.4%
Other	914.3	1.4%	884.0	1.4%	631.3	1.2%	813.9	1.2%	1,199.5	1.6%	1,362.0	3.4%
Total mining	43,345.1	66.3%	37,988.0	60.2%	30,694.5	59.9%	44,279.2	65.2%	48,149.8	63.1%	22,414.8	56.7%

Agriculture, livestock, forestry and fishing:
Fruit	2,807.9	4.3%	3,450.6	5.5%	3,025.8	5.9%	3,708.0	5.5%	4,140.8	5.4%	3,102.6	7.9%
Timber	10.5	0.0%	19.4	0.0%	13.6	0.0%	21.3	0.0%	26.6	0.0%	12.4	0.0%
Other	407.1	0.6%	539.4	0.9%	606.1	1.2%	622.9	0.9%	697.2	0.9%	558.0	1.4%
Total agriculture, livestock, forestry and fishing	3,225.5	4.9%	4,009.4	6.4%	3,645.5	7.1%	4,352.2	6.4%	4,864.6	6.4%	3,673.0	9.3%

Industrial:
Fishmeal	528.9	0.8%	489.8	0.8%	606.7	1.2%	519.6	0.8%	472.7	0.6%	207.8	0.5%
Processed salmon	2,169.4	3.3%	2,335.4	3.7%	2,030.3	4.0%	2,009.9	3.0%	2,858.4	3.7%	1,634.6	4.1%
Wine	1,257.1	1.9%	1,377.6	2.2%	1,381.2	2.7%	1,547.3	2.3%	1,696.1	2.2%	674.7	1.7%
Sawn wood	832.6	1.3%	740.9	1.2%	429.5	0.8%	549.9	0.8%	678.9	0.9%	346.3	0.9%
Bleached and unbleached pulp	2,365.6	3.6%	2,548.5	4.0%	2,011.7	3.9%	2,422.9	3.6%	2,894.9	3.8%	1,274.8	3.2%
Methanol	485.5	0.7%	406.0	0.6%	157.9	0.3%	211.8	0.3%	214.1	0.3%	80.1	0.2%
Other	11,169.6	17.1%	13,186.6	20.9%	10,281.3	20.1%	12,021.8	17.7%	14,527.2	19.0%	9,215.7	23.3%
Total industrial	18,808.7	28.8%	21,084.8	33.4%	16,898.6	33.0%	19,283.2	28.4%	23,342.3	30.6%	13,433.9	34.0%
Total exports	US$ 56,430.3	100.0%	US$ 65,379.2	100.0%	US$ 63,082.3	100.0%	US$ 51,238.6	100.0%	US$ 76,356.7	100.0%	US$ 39,521.7	100.0%

(1)	Only Exports of General Regime as classified by the Central Bank.
(2)	Nitrate and iodine mining data for 2012 is not available as of the date of this prospectus.

Source: Central Bank.

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Imports of Goods (CIF)(1)
(in millions of US$ and % of total imports)

	2007		2008		2009		2010		2011		Six Months Ended June 30, 2012
Imports:
Consumer goods	US$ 11,865.0	24.9%	US$ 14,145	22.5%	US$ 10,665.1	24.9%	US$ 16,482.1	27.8%	US$ 19,846.7	26.5%	US$ 9,959.1	26.3%
Intermediate goods	27,903.0	58.6%	38,075.6	60.6%	24,455.7	57.1%	32,370.7	54.5%	41,872.7	55.9%	21,889.8	57.7%
Capital goods	7,827.1	16.4%	10,566.8	16.8%	7,684.7	18.0%	10,535.2	17.7%	13,189.0	17.6%	6,065.1	16.0%
Total imports	US$ 47,595.1	100.0%	US$ 62,787.4	100.0%	US$ 42,805.5	100.0%	US$ 59,388.4	100.0%	US$ 74,908.4	100.0%	US$ 37,914.0	100.0%

(1)	Only Imports of General regime as classified by the Central Bank.

Source: Central Bank

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Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
EXPORTS (FOB)
Americas:
Argentina	1.2	1.5	1.3	1.4	1.5	1.3
Brazil	5.0	6.0	5.1	6.0	5.5	5.5
Mexico	3.4	3.3	2.7	2.7	2.2	1.7
United States	12.6	12.4	11.2	9.7	11.1	12.6
Other	10.3	13.5	12.1	10.0	10.7	10.2
Total Americas:	32.4	36.8	32.3	29.7	31.0	31.3
Europe:
EU:
France	3.4	3.3	2.2	1.7	1.7	1.6
Germany	2.5	2.6	2.0	1.4	1.4	1.3
Italy	5.1	5.0	2.6	3.5	3.3	2.7
United Kingdom	1.1	1.1	1.1	0.9	0.9	1.0
Other	11.9	12.4	9.7	10.1	10.4	9.4
Total EU	23.9	24.4	17.7	17.5	17.7	16.1
EFTA and other	1.3	1.4	1.6	1.8	2.1	2.7
Total Europe:	25.2	25.8	19.3	19.3	19.8	18.7
Asia:
Japan	11.0	9.8	9.2	10.9	11.1	11.1
South Korea	5.9	5.1	5.8	5.9	5.5	6.0
Taiwan	2.6	2.8	2.7	2.9	2.5	2.6
China	15.3	13.2	23.5	24.4	22.8	21.2
Other Asia	6.0	4.5	4.8	5.2	5.1	5.8
Total Asia:	40.8	35.5	46.0	49.2	47.0	46.8
Other(1)	1.5	1.9	2.3	1.8	2.2	3.2
Total exports:	100.0	100.0	100.0	100.0	100.0	100.0

IMPORTS (CIF)
Americas:
Argentina	9.2	8.1	10.9	7.9	6.3	6.6
Brazil	9.6	8.5	6.7	7.8	8.3	6.5
United States	16.5	19.0	18.6	16.8	20.1	22.6
Other	13.7	15.3	14.1	13.7	14.9	17.1
Total Americas:	49.0	50.8	50.3	46.3	49.7	52.8
Europe:
EU:
France	2.0	2.1	1.8	1.4	1.6	1.7
Germany	3.5	3.2	3.6	4.0	4.2	3.4
Italy	1.5	1.3	1.8	1.6	1.5	1.5
United Kingdom	0.8	0.8	2.4	1.7	1.8	0.9
Other	5.4	5.0	6.4	4.9	4.7	4.9
Total EU	13.2	12.4	16.0	13.5	13.8	12.5
EFTA and other	2.5	2.2	1.0	0.8	0.9	1.1
Total Europe:	15.8	14.6	16.9	14.2	14.7	13.5
Asia:
Japan	4.2	5.1	3.7	5.7	3.9	3.0
South Korea	6.8	5.2	5.2	5.9	3.6	3.5
Taiwan	0.7	0.6	0.7	0.6	0.6	0.6
China	12.7	13.2	14.4	16.8	16.9	17.4
Other Asia	3.3	3.3	3.2	3.4	3.7	3.3
Total Asia:	27.7	27.3	27.2	32.4	28.8	27.8
Other(1)	7.5	7.3	5.5	7.1	6.8	5.9
Total imports	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Includes Africa, the Middle East and other countries. Includes those in tax free zones.

Source: Central Bank.

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Services Trade

Non-financial services include transportation, passenger services, port services and the travel industry. The travel industry, particularly tourism, is one of the most important contributors to the service trade sector. In 2007 and 2008 exported services increased by an annual average of 16.9%. Higher volumes of maritime freight commerce, domestic expenditures by tourists visiting Chile and other professional services drove the increase in exports during that period. Tourism increased principally due to South and Central American tourists visiting Chile, from Brazil, Argentina, Bolivia, Paraguay, Panama and Costa Rica. In 2009, exported services decreased by 20.2% compared to 2008, due primarily to a large fall in maritime and air transportation, resulting in part from the global economic crisis. Similarly, imported services decreased by 14.5%. During 2010, the positive trend of previous years was restored as exported and imported services increased by 27.5% and 20.3%, respectively. During 2011, the exported and imported services increased by 14.5% and 17.3%, respectively.

Foreign Direct Investment (FDI)

Chile’s constitutional and legal framework guarantees non-discrimination and equal treatment to foreign and local investors and gives foreign investors access to all economic sectors. The 1974 Foreign Investment Statute, known as Decree Law 600, sets forth the general rules applicable to foreign investors covering repatriation of capital, withdrawal of profits and access to the formal exchange market. It establishes different kinds of investment, including freely convertible currency, assets, technology, investment related credits and capitalized earnings. An alternative regime under which foreign investments may be made in Chile is Chapter XIV of the Central Bank’s Compendium of Foreign Exchange Regulations (Capítulo XIV del Compendio de Normas Internacionales del Banco Central de Chile). Under this regime, foreign investors may freely transfer into Chile capital contributions and loans through convertible foreign currency. Investors are required to inform the Central Bank of the transactions, but are not subject to prior registration or approval requirements.

Under Decree Law 600, the Chilean Foreign Investment Committee, acting as the authorized representative of the government, enters into a legally binding contract with each foreign investor, which stipulates the term for which the investment or investments must be made. In the case of mining investments, the period during which the investments in Chile may be made is generally 8-12 years. In all other economic sectors, such period is generally three years. Between 2007 and 2011, investments made through the Decree Law 600 mechanism amounted to approximately US$18.7 billion. A portion of foreign investors (representing approximately 27% of the total FDI inflows during the period from 2007-2011) have chosen to use Decree Law 600 instead of the Central Bank’s Compendium of Foreign Exchange Regulations by which foreign investors may freely bring capital contributions and loans to Chile by way of convertible foreign currency. The annual average FDI in Chile made through the Decree Law 600 mechanism from 2007-2011 was US$3.7 billion per year.

Between 2007 and 2011, 23.5% of FDI made through the Decree Law 600 mechanism in Chile originated in Canada, followed by the United States (21.6%), Japan (14.3%), Australia (5.1%), Mexico (4.6%) and the United Kingdom (3.7%). During that period, the 27 members of the European Union accounted for 20.5% of total FDI made through this mechanism.

Between 2007 and 2011, mining accounted for 37.7% of FDI made under Decree Law 600, compared to 33.0% between 1974 and 2006; electricity, gas and water supply accounted for 12.3%, compared to 20.2%; wholesale and retail trade accounted for 19.0%, compared to 2.1%; financial services accounted for 6.6%, compared to 10.1%; communications accounted for 4.1%, compared to 10.3%; transport and storage accounted for 5.8%, compared to 1.1% and other manufacturing industries accounted for 4.0%, compared to 2.4%.

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The following table presents the changes in foreign direct investment, including capital and debt, made under Decree Law 600 by sector for the periods indicated:

Foreign Investment under Decree Law 600 by Sector(1)
(in millions of US$)

	2007	2008	2009	2010	2011

Agriculture and Livestock	0.7	0.9	10.6	6.0	47.5
Forestry	107.7	80.4	29.1	13.3	8.0
Fishing and aquaculture	11.5	11.0	0.0	0.0	0.0
Mining and quarrying	305.4	2,371.4	1,014.7	883.1	2,489.0
Food, beverages and tobacco	20.2	49.9	46.1	44.0	49.8
Wood and paper products, printing and publishing	23.4	53.9	1.5	6.6	0.6
Chemical, rubber and plastics	7.2	1.5	46.5	0.0	10.0
Other manufacturing industries	18.7	113.4	368.1	83.8	157.9
Electricity, gas & water supply	169.1	1,452.1	356.6	106.3	210.0
Construction	1.5	2.1	0.0	7.3	0.0
Wholesale and retail trade	262.6	2.7	2,680.8	557.8	56.7
Transport and storage	15.7	426.0	233.7	283.5	125.7
Communications	66.5	283.8	194.5	123.1	94.1
Financial services	248.9	165.4	298.4	470.4	56.0
Insurance	10.3	26.2	0.4	20.6	722.2
Engineering and business services	71.5	113.6	60.5	62.9	108.7
Other Services	28.6	16.5	22.0	6.9	3.8
Total	1,369.6	5,170.6	5,363.4	2,675.7	4,140.1

(1)	Including capital and debt.

Source: Foreign Investment Committee. Provisional figures as of December 31, 2011.

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Monetary and Financial System

Role of the Central Bank

The 1980’s Constitution defined the Central Bank as an autonomous legal entity. The Central Bank is governed by the 1989 Central Bank Act, which has the rank of a constitutional organic law. To the extent consistent with this law, the Central Bank is also subject to the private sector’s laws and regulations. The Central Bank is prohibited from lending funds to the government or buying government debt, either directly or indirectly, except in a state of war or danger thereof. The Central Bank is governed and managed by a Council composed of five members. The President of the Republic, with the prior consent of the Senate, appoints each member of the Council for staggered, renewable ten-year periods. One seat on the Council is subject to election every two years. The President of the Republic appoints the President of the Central Bank’s Council from among the Council members, who serves for a period of five years. The quorum required for the Council to operate is three out of the five members, and the motions must be approved by a majority of those present. In case the Council cannot reach a decision, the Governor casts the deciding vote.

According to the Central Bank Act, the main objective of the Central Bank is to maintain the stability of the Chilean currency and the orderly functioning of Chile’s internal and external payment system. To achieve these purposes, the Central Bank Act vests the Central Bank with the authority to set reserve requirements for banks, to regulate the amount of money and credit in circulation, to operate as a lender of last resort and to establish regulations and guidelines regarding financial institutions, the formal exchange market and bank deposit-taking activities. These attributes allow the Central Bank to implement a wide range of policy tools for controlling monetary and exchange rate policy.

Monetary and Exchange Rate Policy, General Overview

The Central Bank’s monetary policy has generally focused on protecting the value of the country’s currency and seeking to keep the inflation rate low and stable. To fulfill this task, the Central Bank has followed a countercyclical strategy, which, in addition to preserving price stability, seeks to avoid extreme changes in domestic demand. In this sense, the Central Bank’s monetary policy intends to achieve price stability over time, taking into account the effects this policy has on economic activity and employment in the short and medium terms.

The Central Bank’s focus on price stability has translated into an inflation targeting monetary approach. Since 2001, the Central Bank has carried out monetary policy by setting a rolling 12-month target range for underlying inflation (which does not include goods with highly volatile prices such as fuel oil and fresh vegetables) and a rolling 24-month target range for total inflation. Currently, both target ranges are 2 to 4%.

With regard to exchange policy, an exchange rate band was in place from the mid-1980s until September 1999, when the Central Bank adopted a free-floating exchange rate regime, after a period of favorable monetary and exchange rate conditions. These circumstances included low and stable inflation, adequate financial regulation, an exchange rate within the set-floating band, development of exchange rate and financial hedging instruments, and improvements in private risk management. Hence, the introduction of the free-floating regime was achieved without shocks and rapidly led the Chilean currency to reflect its actual market value.

During the 1990s the Central Bank also used reserve requirements (encaje) to prevent foreign currency inflows that could have affected the value of the Chilean peso (See “Balance of Payments — Capital Account”). A foreign exchange free-floating regime, however, does not mean the Central Bank cannot intervene in the market when it considers the currency to be moving too far from its equilibrium value, which could result in costly reversions. Nevertheless, these interventions take the form of transparent, well-founded measures, and include clearly delineated periods and amounts involved, as well as the clear explanation of the reasons behind these exceptional actions.

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Monetary Policy and Interest Rate Evolution

The Central Bank’s monetary policy is based on an interest rate target. Since August 2001, when the bank shifted its monetary instrument from an indexed interest rate to a nominal one, the subject of the target has been the daily interbank nominal interest rate, known as the monetary policy rate (Tasa de Política Monetaria — TPM). This measure was complemented by the gradual replacement of short-term inflation-indexed debt securities denominated in UF with new medium-term debt securities denominated in nominal pesos.

The use of nominal rather than real interest rates is part of the modernization of the Central Bank’s monetary policy framework. This process allows a reduction in the volatility of nominal instruments, especially exchange rate and monetary liquid aggregated volatility. It is also intended to simplify international financial integration, expedite risk management and increase transparency of the interest rate itself.

To ensure that the TPM rate falls within the desired range, the Central Bank must regulate the financial system’s liquidity (measured in terms of reserves), using a set of instruments, including: (i) liquidity deposits, lines of credits and open market transactions; and (ii) buying and selling short-term promissory notes. These tools also incorporate the banking reserve deposits, although currently the Central Bank is not using this mechanism as an active monetary policy instrument.

Banks and other financial institutions maintain a liquidity deposit account with the Central Bank, where a one-day deposit can earn a predetermined interest rate. This rate establishes an effective lower threshold for short-term interest rates. Additionally, financial institutions have a liquidity credit line from the Central Bank for which they pay a predetermined overnight interest rate. This credit line is divided into three tranches: the first corresponds to 40% of the total credit line, and both the second and third tranches are each 30% of the credit line. Each succeeding tranche has a higher interest rate, and the maximum credit line allowance equals 60% of each bank’s reserve requirements.

As mentioned above, the Central Bank also conducts short-term liquidity management mainly through repurchase agreements. Repurchase agreements are a complementary liquidity line for banks, for which the Central Bank announces a daily rate, and banks indicate which instruments they wish to sell to the Central Bank at that rate. To maintain the base interest rate at the desired level, the Central Bank conducts open-market transactions, buying repurchase agreements that use promissory notes with maturities of less than seven days or selling reverse repurchase agreements (which is the sale of an asset with a simultaneous agreement to repurchase the asset at a specified price).

The following table sets forth the Central Bank’s average interest rates for the periods indicated.

Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)		Target Average Real Interbank Rate
Year	5 years	10 years	5 years	10 years	Nominal

2007	5.77	5.27	2.72	2.90	5.35
2008	6.81	7.56	2.88	3.12	7.10
2009	4.65		2.32	2.69	1.94
2010	5.54		2.62		1.40
2011	5.67	5.84	2.43	2.72	4.67
2012 (through June 30)	5.29	5.60	2.40	2.51	5.01

(1)	BCP: Peso-denominated Central Bank notes.
(2)	BCU: UF-denominated Central Bank notes.
(3)	BCU and BCP are part of the new inflation-indexed and peso-denominated financial instruments issued by the Central Bank since September 2003.

 Source: Central Bank.

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The following table sets forth the Treasury’s average interest rates for the periods indicated.

Treasury Interest Rates

(in %)

	BTP (1)		BTU (2)
Year	5 years	10 years	5 years	10 years
2007	-	6.23	-	-
2008	-	6.94	-	-
2009	5.02	5.85	2.43	2.95
2010	-	6.45	2.28	3.00
2011	-	6.03	2.55	2.80
2012 (through June 30)	-	5.75	2.36	2.56

(1)	BTP: Peso-denominated Treasury notes.
(2)	BTU: UF-denominated Treasury notes.

 Source: Ministry of Finance.

Inflation

Reversing policies from previous years, and following the Central Bank’s attainment of full autonomy in 1990, inflation was successfully curbed over the decade that followed, falling from 27.3% in 1990 to 4.5% in 2000. In 2001 the Central Bank adopted a target inflation band of 3% (+/-1%) inflation over a 12-24 month policy horizon. Accordingly, inflation was 3.7% in 2005 and 2.6% in 2006. Inflation is measured by the change in the CPI for the relevant calendar year, unless otherwise specified.

In 2007, inflation was 7.8%, significantly higher than the target range. This was principally due to the rise, in the second half, of prices of perishable groceries and energy (including a 40% increase in fees for electric services), as well as increasing prices of merchandise. Wheat and corn had the highest prices of perishable groceries, in line with a global trend, while non-favorable weather conditions increased prices of fruit and vegetables, mainly during the second half of 2007. In addition to these factors, the rise in the price of several services related to house restoration, which coincided with the increase of salaries in the construction sector, contributed to the higher level of 2007 inflation.

An additional component of the overall inflation rates was the increased prices of oil and fuel, which surpassed expectations in the second half of 2007 through to the third quarter of 2008. The fund created in September 2005 by the government to stabilize internal fuel prices (the Oil Price Stabilization Fund II — Fondo de Estabilización de Precio de los Combustibles Derivados de Petróleo), however, subsidized the price of oil, thereby moderating its effect on inflation (See “Public Sector Finances — Oil Prices Stabilization Funds”).

During the first four months of 2008, inflation rose by 1.6% as a result of increases in food and fuel prices, which spread to other goods. In response, the Central Bank Council raised the TPM by 200 basis points beginning in June 2008 (bringing the aggregate increase since mid-2007 to 325 basis points) and inflation reached 8.25% in September 2008. In contrast, during the last quarter of 2008, commodity prices fell substantially and world prices of basic foodstuffs, an important source of inflation in Chile and elsewhere, also decreased. This allowed the annual inflation rate to fall to 7.1% for 2008, although it was still high and significantly above the target for the year.

This downward trend continued in 2009, when inflation reached (1.4)%, driven primarily by weaker demand and lower external prices that affected domestic prices. During 2010, with expansionary monetary conditions and the emergence of favorable employment and internal financial conditions, inflation rose 3%. In 2011, the inflation rate rose 4.4%, in part due to global economic uncertainty caused by the Eurozone crisis.

Currently, while the expansion of total domestic activity exceeded predictions, the Central Bank expects a downward trend in the domestic activity following a less dynamic second quarter in 2012. Inflation has remained below March’s forecast and is expected to meet the 3% of inflation target. However, given recent uncertainties in the global economy, in particular with regard to Europe, no assurances can be given that the Central Bank will maintain interest rates at current levels.

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One alternative metric for inflation is the Producer Price Index, or PPI. The PPI measures the average change over time in the selling prices received by domestic producers of goods and services. While the CPI measures price change from the purchaser’s perspective, the PPI measures price change from the perspective of the producers.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

	Percent Change from Previous Year at Period End
	CPI	PPI

2007	7.8	6.5
2008	7.1	2.4
2009	(1.4)	0.0
2010	3.0	20.2
2011	4.4	(7.5)
2012 (through June 30)	0.4	(4.4)

Source: Central Bank.

Exchange Rate Policy

Between 1990 and 1999 the Central Bank’s exchange rate policy was aimed at restraining the appreciation of the peso against a basket of currencies via a crawling exchange rate band. From 1993 to 1997 the nominal exchange rate fluctuated within a narrow range around Ps.400/US$. Throughout the period, however, the real exchange rate appreciated due to the positive (although decreasing) inflation differential between Chile and its trade partners. The nominal stability of the peso resulted from two factors: capital inflows contributing appreciation pressure to the nominal exchange rate and the Central Bank counteracting this via regular (sterilized) interventions in the foreign exchange market inside the flotation band, and occasional increases in the coverage of unremunerated reserve requirements.

In September 1999 the Central Bank dropped the crawling exchange rate bands for the Chilean peso, adopting a free floating exchange rate, although retaining the right to intervene when the exchange rate moves too far from its equilibrium value.

Between 2000 and 2006 the exchange rate presented two strong trend shifts.

Between 2000 and 2002, the peso was volatile and depreciated sharply because of the effects of the Argentine sovereign debt default and the disruption in international markets due to the terrorist attacks of September 11, 2001. This triggered a strong fall in copper prices, and low liquidity in the market coupled with a general uncertainty in part due to the political and economic situation in Brazil. During this period the exchange rate reached its historical peak on October 11, 2002 of Ps.756.56/US$. As a result, in late 2002 the Central Bank announced an exchange intervention to stabilize the currency.

The period 2003-2006 experienced a change in trend due to the appreciation of the peso, which was largely due to favorable financial conditions in emerging economies, a rebound in copper prices and a sharp depreciation in the dollar in international markets.

During 2007, the peso appreciated considerably against the U.S. dollar, achieving, in December 2007 an average of Ps.499.28/US$, in comparison with an average of Ps.527.6/US$ in December 2006. The peso had not reached this level of appreciation since May 1999.

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Beginning in the fourth quarter of 2007 and until April 2008, the peso appreciated in both nominal and real terms. This appreciation, common to most emerging economies, was driven by both the weakening of the U.S. dollar globally and large global imbalances.

Taking into consideration the potential adverse effects on Chile’s financial stability that may have resulted from the worsening global economic conditions, on April 10, 2008 the Central Bank Council decided to intervene in the foreign exchange market during 2008 and announced an international reserves accumulation program of US$8 billion, to be developed between April and December 2008. Announcing the intervention was consistent with the transparency principles that governs the Central Bank’s policymaking and with the floating exchange rate and inflation targeting schemes currently in force. The accumulation of reserves also modified the Central Bank’s foreign currency position, consistent with the assessment that, at the time of the intervention, the real exchange rate was below the level that would prevail in normal global real and financial conditions.

At the end of September 2008, the peso value was Ps.552/US$ and the Central Bank Council announced the end of its reserve accumulation program, which had added US$5.75 billion in reserves, representing an increase of 30% compared to March 2008. In line with the value of U.S. dollars in relation to other currencies, after September 2008 the peso continued to depreciate, reaching around Ps.629/US$ at the end of 2008.

During 2009, the exchange rate decreased, particularly during the fourth quarter, reaching Ps. 506.4/US$ by the end of the year. This was mainly the result of the depreciation of the U.S. dollar in international markets. The Chilean peso may also have been affected by the inflow of dollars related to the government’s withdrawals from the FEES to help finance the 2009 Fiscal Plan (See “The Economy — Recent Macroeconomic Performance ”). In line with currencies of many emerging economies, the exchange rate appreciated during 2010 and then depreciated in 2011. In addition, the performance of the developed and emerging economies in terms of output and the evolution of international financial markets, increased the volatility of the peso starting from the end of 2010 until June 2012. However, the Central Bank has not intervened in the foreign exchange market during this time due to the relatively minor effects that global economic conditions have had on Chile´s financial stability.

The following table shows the fluctuations in the nominal exchange rate since 2000.

Observed Exchange Rates(1)
(pesos per US$)

	High	Low	Average(2)	Period-End

2000	580.4	501.0	539.5	572.7
2001	716.6	557.1	634.9	656.2
2002	756.6	641.8	688.9	712.4
2003	758.2	593.1	691.4	559.4
2004	649.5	559.2	609.5	559.8
2005	592.8	509.7	559.8	514.2
2006	549.6	511.4	530.3	534.4
2007	548.7	493.1	522.5	495.8
2008	676.8	431.2	522.5	629.1
2009	643.9	491.1	559.6	506.4
2010	549.2	468.4	510.4	468.4
2011	533.7	455.9	483.4	521.5
2012 (through June 30)	519.7	475.3	492.9	509.7

(1)	The table presents the annual high, low, average and period-end observed rates for each year.
(2)	Represents the average of average monthly rates for the periods indicated.

Source: Central Bank.

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International Reserves

The Central Bank manages its international reserves according to the free-floating exchange rate regime, which resulted in relatively stable net international reserves between 2004-2007. In 2008, however, net international reserves grew by 36.9% through the international reserves accumulation program undertaken by the Central Bank to preserve Chilean financial stability against the potential adverse effects of the then global economic conditions. International reserves amounted to approximately US$17.0 billion, US$23.2 billion, US$24.2 billion,US$26.7 billion and US$40.8 billion in 2007, 2008, 2009, 2010 and 2011, respectively.

In 2011, the Central Bank started a new program to increase its reserves, aimed at strengthening its international liquidity position by increasing international reserves to levels comparable with other countries. To implement this program, the Central Bank held additional international reserves of US$12.0 billion in 2011 through periodic purchases of foreign currency from January 5 through December 31, 2011. As of June 30, 2012, international reserves amounted to US$39.2 billion.

The following table shows the composition of net international reserves of the Central Bank for the years indicated:

Net International Reserves of the Central Bank
(in millions of US$)

	As of December 31,
	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012
Central Bank:
Assets:
Gold	5	6	9	11	12	12
SDRs	53	57	1,143	1,217	1,214	1,193
Reserve position in the IMF(1)	88	168	286	282	601	663
Foreign exchange	16,695	22,849	23,849	26,318	40,117	38,435
Other assets	68	83	85	35	35	41
Other international assets	66	65	66	65	65	64
Total	16,976.5	23,227.4	25,438.2	27,928	42,044	40,408

Liabilities:
Reciprocal Credit Agreements	13	12	4	3	14	13
Short-term credits	0	0	0	0	0	0
Long-term credits	0	0	1,277	1,259	1,255	1,240
Use of IMF credits	0	0	0	0	0	0
Total	13	12	1,281	1,262	1,268	1,253

Total international reserves, net	16,963	23,215	24,157	26,666	40,776	39,155

(1)	Commercial bank deposits held at the Central Bank.

Source: Central Bank.

Money Supply

The evolution of Chile’s monetary base reflects the private sector demand for monetary balances, which depends on economic growth, the alternative cost of money and inflation. Although the Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against the effects of external shocks.

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The following tables set forth the monthly average monetary base and the average monetary aggregates for the periods indicated:

Monetary Base(1)
(in billions of pesos)

						Six
						Months
						Ended
	As of December 31,					June 30,
	2007	2008	2009	2010	2011	2012

Currency in circulation	2,210.3	2,484.8	2,755.7	3,209.2	3,646.9	3,788.3

Bank reserves	1,450.3	1,802.8	1,979.5	2,385.8	3,072.7	2,928.5
Monetary base	3,660.6	4,287.6	4,735.2	5,595.0	6,719.6	6,716.8

(1)	There are no demand deposits at the Central Bank.

Source: Central Bank.

Monetary Aggregates
(in billions of pesos)

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012

Currency in circulation	2,210.3	2,484.8	2,755.7	3,209.2	3,646.9	3,788.3
Demand deposits at commercial banks	7,919.6	8,323.1	10,582.6	12,896.2	14,362.2	14,798.8
M1(1)	10,129.9	10,807.9	13,338.3	16,105.4	18,009.1	18,587.1
Total time and savings deposits at banks	35,574.0	42,979.0	39,110.4	39,376.4	48,155.1	54,455.9
Others	327.8	811.1	890.7	1,029.2	779.8	618.9
M2(2)	46,031.7	54,598.0	54,088.0	56,511.0	66,944.0	73,661.9
Foreign currency deposits at Central Bank	4,142.9	6,666.5	6,498.0	6,927.6	7,085.4	7,850.6
Documents of Central Bank	4,082.7	6,330.6	6,597.8	4,369.0	8,929.3	10,454.2
Letters of Credit	4,138.2	3,816.7	3,130.5	2,574.1	2,093.8	1,552.9
Private Bonds	10,443.2	12,650.5	13,853.4	14,487.8	16,073.8	16,931.2
Others	5,252.4	4,189.0	6,869.1	11,839.2	13,872.0	14,411.5
M3(3)	74,090.9	88,251.3	91,045.1	96,708.7	114,998.3	124,862.3

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Central Bank.

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The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators

	2007	2008	2009	2010	2011	Six Months Ended June 30, 2012(2)

M1 (% change)	18.1%	6.7%	22.9%	21.3%	11.8%	3.2%
M2	20.5%	18.6%	(5.3)%	9.3%	18.5%	10.0%
Credit from the financial system	21.6%	15.8%	3.8%	8.9%	13.4%	4.3	%(2)
Average annual peso deposit rate(1)	2.2%	2.2%	3.1%	1.3%	2.4%	3.2%

(1)	Represents real interest rates for a period of 90 to 365 days.
(2)	Credit from the Financial System data is current as of April 30, 2012.

Source : Central Bank.

The following table shows liquidity and credit aggregates for the periods indicated:

Liquidity and Credit Aggregates

(in millions of pesos)

						Six
						Months
						Ended
	As of December 31,					June 30,
	2007	2008	2009	2010	2011	2012(5)
Liquidity aggregates (at period end)	3,661	4,288	4,735	5,595	6,720	6,717
Monetary base:
Currency, excluding cash in vaults at banks	2,210	2,485	2,755	3,209	3,647	3,788
M1(1)	10,130	10,808	13,279	16,105	18,009	18,587
M2(2)	46,032	54,598	51,716	56,511	66,944	73,662
M3(3)	74,091	88,251	87,006	96,709	114,998	124,862

Credit aggregates (at period end):
Private sector credit	59,795	70,827	69,782	74,647	87,081	93,250
Public sector credit	(2,965)	(3,186)	(1,689)	(1,681)	(1,566)	(2,410)

Total domestic credit(4)	52,098	57,936	61,383	61,579	72,888	78,567

Deposits:
Chilean peso deposits	54,971	62,946	62,845	65,662	79,906	80,520	(5)
Foreign-currency deposits	5,535	9,609	8,551	11,189	10,299	11,456	(5)

Total deposits	60,506	72,555	71,396	76,851	91,017	92,084

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.
(5)	Deposits data is current as of March 31, 2012.

Source: Central Bank.

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Financial Sector

General Overview of Banking System

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention followed by periods of deregulation. In the early 1970s, the banking sector was controlled by the state and highly regulated. In 1974, a process of interest rates liberalization, removal of credit controls and banking privatization began. However, after the financial crisis that affected Chile during 1982 and 1983, the Central Bank and the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras — SBIF) established strict controls on the funding, lending and general business matters of the banking industry in Chile. In 1986, a new General Banking Act was introduced, which had as its main objectives to improve banking system supervision and regulation. The General Banking Act was rewritten in 1997, beginning a new era of liberalization. Among other matters, this amendment allowed the entry of new entities into the system (SBIF granted permits to seven new banks) and the internationalization of banks. In addition, under this new legislation the SBIF adopted international monitoring standards, incorporating the First Basel Committee’s 1998 Capital Accord and recently Basel II.

According to the General Banking Act, banks are special stock corporations engaged in the business of receiving money or funds from the general public, in order to use them to grant loans, discount documents, make investments and financial intermediation, and generally perform any other operation permitted by law. Nevertheless, banks may conduct only those activities allowed by the General Banking Act. Furthermore, the General Banking Act limits the amount invested in certain activities. Directly or through subsidiaries, banks may also engage in certain specified additional activities, such as securities brokerage services; mutual fund, investment fund or foreign capital fund management; factoring; securitization; financial leases and insurance brokerage services. Subject to certain limitations and with prior approval of the SBIF and the Central Bank, Chilean banks may own majority or minority interests in foreign banks. In addition, banks may operate as placement agents and underwriters of initial public offering of shares and of cross-market products of their subsidiaries. Banks are authorized to operate in derivatives transactions, including forwards, futures, swaps and, since 2007, options.

Currently, commercial banks in Chile face growing competition from several sources, which has led to consolidation in the banking industry. Competition in the extension of credit has come increasingly from department stores and foreign banks. Two of Chile’s largest department stores have, through related entities, obtained licenses and begun to engage in commercial banking activities, while a third has acquired a bank. While these events have increased competition in consumer credit, it is not likely to be a continuing trend in the coming years.

As of June 30, 2012, there were 18 privately owned domestic banks and one state owned bank (Banco Estado) operating in Chile. In addition, there are five branches of foreign banks authorized to operate in Chile. As of June 30, 2012, the Chilean banking system had a total amount of outstanding loans equal to US$189.6 billion. Under the third capital markets reform currently under discussion in Congress, agencies of foreign banks would be allowed to market the loan products they offer abroad (See “Capital Markets – Third Capital Markets Reform”).

Two of the largest Chilean banks, Banco Santander-Chile, or Santander-Chile, and Banco Bilbao Vizcaya Argentaria, Chile, or BBVA-Chile, are subsidiaries of Spanish banks, Banco Santander and Banco Bilbao Vizcaya Argentaria, S.A., respectively. Despite such banks having a combined 25.95% market share of the Chilean banking market as of June 30, 2012, the government does not believe the Chilean financial sector or economy generally is materially exposed to adverse risks caused by the current European sovereign debt crisis or the declining Spanish economy. Notwithstanding their foreign ownership, Santander-Chile and BBVA-Chile are licensed as Chilean banks and are subject to generally applicable Chilean banking laws and regulations, including, among other things, Chilean minimum capital and reserve requirements (encaje), which help to insulate the Chilean operations of these banks from foreign financial crises, and restrictions on capital reductions, which help to ensure that transfers of capital to the Spanish parent companies of these banks in excess of Chilean requirements are subject to the SBIF’s prior approval. (See “ — Banking Regulation”). Moreover, according to the SBIF Chilean banks do not maintain significant holdings of sovereign debt issued by Spain, Italy, Greece, Portugal or Ireland, reducing their counterparty risk, and have not experienced a significant change in their cost of international financing due to the European debt crisis. No assurances can be given, however, that the European debt crisis, further deterioration in the Spanish economy, or related factors, will not in the future have material adverse consequences on the Chilean financial sector or the Chilean economy generally.

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The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of U.S. dollars except for percentages)

	As of December 31, 2011
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount	Market Share %	Amount	Market Share %	Amount	Market Share %	Amount	Market Share %

Domestically-owned private-sector banks	200,751	82.88%	144,093	85.44%	119,252	81.24%	16,044	85.60%
Foreign-owned private-sector banks	1,419	0.59%	423	0.25%	293	0.20%	733	3.91%
Private-sector total	202,170	83.47%	144,516	85.69%	119,544	81.44%	16,777	89.51%
Banco Estado	40,038	16.53%	24,138	14.31%	27,244	18.56%	1,966	10.49%
Total banks	242,208	100.00%	168,654	100.00%	146,788	100.00%	18,743	100.00%

(1)	Corresponds to the “Capital Básico”. This item included the capital and reserves.

Source: SBIF.

The following table sets forth the total assets of the four largest Chilean private-sector banks and state-owned Banco Estado:

	As of June 30, 2012
	In Billions of pesos	Market Share %

Banco Santander-Chile	Ps. 25,299	18.68%
Banco de Chile	22,480	16.59%
Banco Estado	21,015	15.51%
Banco de Crédito e Inversiones	16,724	12.35%
Corpbanca	13,290	9.81%
Other banks	36,659	27.06%
Total Banking System	Ps 135,467	100.00%

Source: SBIF.

The following table sets forth information on bank operation efficiency indicators:

Indicators of Financial System Efficiency

	2007	2008	2009	2010	2011

Return on assets	1.1%	1.0%	1.2%	1.5%	1.4%
Return on equity	16.2%	15.2%	18.0%	18.6%	17.4%
Non-performing loans as a percentage of total loans	0.8%	1.0%	1.3%	1.3%	1.1%
Gross operational margin/assets	3.9%	4.5%	5.1%	5.0%	4.6%
Operating expenses/operating revenue	49.0%	49.9%	44.6%	45.9%	47.6%
Operating expenses/average total assets	1.9%	2.3%	2.3%	2.3%	2.2%
Regulatory capital to risk-weighted assets	12.2%	12.5%	14.3%	14.1%	13.9%

  Source: SBIF.

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Banking Regulation

The SBIF is the main banking sector regulator. In addition, the Central Bank oversees exchange rate policy and regulates international capital movements and certain bank operations.

The SBIF monitors and oversees Chile’s banks (excluding the Central Bank), as well as cooperatives that hold savings deposits and provide credit, mutual guarantees and companies whose corporate purpose consists in the issuance or operation of credit cards or any other similar credit system (mainly supermarkets and department store chains). Additionally, the SBIF authorizes the incorporation and licensing of new banks and has broad powers to issue, interpret and enforce banking regulations (both legal and regulatory). The SBIF must also approve any bank’s merger, bylaw amendment, capital increase and any acquisition of 10% or more of the equity interest in a bank. In case of non-compliance, the SBIF has the authority to impose a range of remedies.

In 1997, the SBIF and the U.S. Federal Reserve Board signed an information sharing and cooperation agreement. Moreover, since June 2007 the SBIF, the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros — SVS) and the Superintendency of Pensions (Superintendencia de Pensiones — SP) are legally allowed, by the Data Protection Law, to share information, except information protected by bank secrecy.

As part of its supervisory role, the SBIF examines all banks from time to time, generally at least once a year. Banks are required to submit their financial statements to the SBIF each month and to publish them at least four times a year in a newspaper with national coverage. Furthermore, banks are required to provide to the SBIF extensive information regarding their operations at various periodic intervals. Banks must submit their annual financial statements and the opinions of their independent auditors for review by the SBIF. Chilean banks are also required to be rated by two independent rating agencies.

In 2002, the SBIF established a new rule related to classification of portfolios and reserve requirements, granting financial institutions greater flexibility in evaluating their portfolios using their own methodology and relying on their own extensive knowledge of their clients and their own appropriate estimates of losses. This rule also demanded more responsibility and involvement of top management, boards of directors and external auditors.

Also in 2002, a new act intended to increase competitive pressure on bank loans was enacted. The act eliminates the stamp tax on commercial paper rollover, effectively eliminating the difference between the tax rate on commercial paper and the tax rate on bank lines of credit. In addition, the stamp tax on refinancing of mortgage loans was eliminated. Permanent exemption is given from payment of the stamp tax for all mortgage credit refinancing as long as the restructured credit instrument has a term of more than one year. In 2008, a new act eliminated the stamp tax on electronic transfers and on the use of debit and credit cards.

In May 2003, the SBIF issued guidelines to regulate the framework and activities of bank auditing committees. Bank auditing committees are responsible for monitoring, operating and management processes as well as self-governance.

In June 2007, the Second Capital Markets Reform (Reforma al Mercado de Capitales II) was enacted, containing certain provisions concerning banks, such as a new procedure for licensing banks (setting a catalogue of specific requirements to be met by the respective founder shareholders); the amendment of technical reserves (establishing the basis for calculating them on the effective wealth instead of on the basic capital, resulting in a release of resources to the financial system); the redefinition of sight deposit (in order to generate more competition in the money market and the market for short-term loans); and the strengthening of the supervision by and coordination among capital markets regulators (see “Capital Markets — Second Capital Market Reform”). This reform also amended the General Banking Act to allow for netting of derivatives entered into by Chilean banks, to the extent the terms and conditions of such transactions were authorized by the Central Bank.

Commencing in January 2010, all banks must include in the calculation of expected loss and reserve levels a percentage of off-balance sheet contingent loans, including, among other things, undrawn lines of credit unused credit card lines, stand-by letters of credit and other operations.

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In September 2010, the Superintendent of Banks and Financial Institutions issued regulations to protect bank customers by instituting a stricter standard of care when banks execute delivery instructions, forbidding unilateral amendments to contracts or suspension of accounts and regulating products tied to mortgage agreements, such as insurance. In addition, the April 2011 Supreme Decree No. 1,512 of the Ministry of Finance, effective on October 24, 2011, will regulate the “universal lending” agreement (“contratos de crédito universal”) on mortgages, credit cards and consumer loans set forth in the Third Capital Markets reform bill, as further described below.

New categories have been established for the rating and expected loss calculation of performing and substandard commercial loans. As of January 2011, banks must use the models developed by the SBIF to determine the probability of default rather than internal models for performing commercial loans, which had been used since 2002. At the same time, loss given default estimates will temporarily not be permitted and banks must only use liquid collateral in the calculation of expected losses. It is expected that the Chilean financial system will adopt Basel II (as defined below) in 2013, at which time banks will be allowed to return to their internal models to determine probabilities of default for performing commercial loans and to use loss given default estimates.

Deposit Insurance

The General Banking Act provides for a government guarantee of up to 90% of the aggregate amount of certain time deposits, savings accounts and non-bearer securities issued by banks held by individuals. This guarantee is limited to UF 108 (approximately US$4,617.33 as of December 31, 2011) per person for each calendar year. In the event of a forced liquidation of a bank, the Central Bank will provide liquidity up to 100% of the amount of (i) deposits in current accounts and other sight deposits it may have received, and (ii) sight obligations it may have assumed.

Demand deposits and time deposits are subject to a reserve requirement determined by the Central Bank and calculated on a monthly basis. As of June 30, 2012, the reserve requirement amounted to 9% for demand deposits and 3.6% for time deposits (with maturity from one day to one year). In 2003, due to the free trade agreement executed with the United States, foreign currency reserve requirements were made equivalent to local currency reserve requirements. In order to implement monetary policy, the Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits.

In addition, a 100% technical reserve requirement applies to demand deposits and deposits in checking accounts and certain other accounts that pay obligations on demand to the extent that their total amount exceeds 2.5 times the net worth of the bank.

Minimum Capital; Capital Adequacy Requirements

The General Banking Act stipulates that banks must meet a minimum paid-in capital and reserves requirement equal to UF 800,000 (approximately US$34.2 million as of December 31, 2011).

A minimum of 50% of the capital shall be duly paid at the moment of the constitution of a bank (or at the moment of receiving the authorization to start operations, in case of a branch of a foreign bank). There is no legal term to pay the remaining capital. However, until the bank reaches the required minimum capital, its effective net worth shall be no less than 12% of its risk weighted assets. This proportion will be 10% when the bank reaches a shareholder’s equity of UF 600,000 (approximately US$25.7 million as of December 31, 2011).

The General Banking Act also provides that the capital and reserves of a bank net of investments in subsidiaries (the “net capital base”) cannot be less than 3% of total assets net of provisions, and its “effective net worth” cannot be less than 8% of its risk-weighted assets. The “effective net worth” is defined as net capital base plus subordinated debt securities (up to 50% of the net capital base) plus voluntary provisions up to 1.25% of its risk-weighted assets. As of December 31, 2011, all Chilean banks met Chile’s legal capital adequacy guidelines.

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Additionally, The General Banking Act put into effect a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (“Basel I”). The principal change that Chile has made to the “Basel Capital Adequacy Guidelines” has been to assign relatively greater weight to mortgage loans.

On June 2004, the Basel Committee on Banking Supervision published the “International Convergence of Capital Measurement and Capital Standards” (“Basel II”). To adopt Basel II principles, SBIF defined three complementary, integrated and mutually reinforcing “pillars.” They seek to measure, manage and supervise bank risk and to establish adequate safeguards. These pillars are, essentially, the following: (i) Minimum Capital Requirements, which updates Basel I and extends its scope, devoting considerable attention to credit risk and, for the first time, defining and including operational risk; (ii) Supervisory Review Process, which refers mainly to the supervision of capital adequacy and aims to ensure that a bank’s regulatory capital is consistent with their actual capital; and (iii) Market Discipline, which highlights the significance of financial transparency to complement the role of supervisory institutions in monitoring bank solvency.

In January 2005, the SBIF published a roadmap guideline for transition to Basel II, including a proposal to increase the minimum regulatory capital ratio from the current 8% to 10%, which should conclude in an amendment of the General Banking Act that would allow its full adoption. It is expected that full adoption of Basel II will occur in 2013.

Consistent with the above, in March 2006, the money laundering and financing of terrorism rules were replaced, in accordance with the “basic principles for effective banking supervision” and “knowledge of banks customers” of Basel II, as well as considering the relevant provisions of Law No. 19,913, which created the Financial Analysis Unit. The legal and administrative changes needed to adopt Basel II are part of the Bicentennial Capital Markets Agenda (See “Monetary and Financial System - Capital Markets - The Bicentennial Capital Markets Agenda”).

In November 2007, SBIF, together with other Chilean superintendencies and regulatory bodies, agreed to a plan of convergence with International Financial Reporting Standards, or IFRS, in order to internationalize financial reporting for public companies in Chile. Pursuant to the SBIF Compendium of Accounting Standards (Compendio de Normas Contables — the Compendium), effective January 1, 2009, Chilean banks were required to adopt new accounting standards, which are more consistent with International Accounting Standards. In all matters not provided for in the Compendium which are not contrary to the instructions of the SBIF, banks shall apply the technical standards, or the Technical Standards, adopted by the Chilean Accounting Association (Colegio de Contadores de Chile A.G.), which are in turn generally consistent with the international accounting and financial information standards adopted by the International Accounting Standards Board, or IASB. If there are inconsistencies between the Technical Standards and the Compendium, the latter controls.

Recent Developments in Banking Regulation

Capital Adequacy Requirements

In line with the future adoption of Basel II regulations in Chile, in 2010 the SBIF announced a proposal to increase the minimum regulatory capital ratio from the current 8% to 10%. This change requires an amendment to the General Banking Law by Congress.

Universal Credits

Banks, insurance companies, retailers and other financial institutions are now required to inform their customers of the all-in costs of the financial services on standardized terms allowing their customers to compare the cost of the products offered by them.

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Consumer Protection

In December 2011 the Consumer Protection Act was amended to include provisions applicable to financial services and products. According to this amendment, bank agreements with consumers for financial services or products must, among other requirements, (1) provide a detailed breakdown of all the charges, fees, costs and tariffs that form part of the price, including those which are indirectly part of the price, or that are associated with other products simultaneously contracted; (2) expressly provide the terms related to early termination of the agreement by the bank, a reasonable cure period and the method by which a consumer will receive notice of such early termination; and (3) allow for early termination of the agreement in the sole and absolute discretion of the customer, provided that the customer has paid all obligations in full, including any cost for the early termination.

In addition, consumers are entitled to (1) receive information about the total cost of the product or service; (2) receive an explanation for why they have been rejected, if applicable; (3) know the objectives requirements for access to a particular financial product. The impact of the Consumer Protection Act is not yet known.

Bankruptcy

In May 2012, a bill to reform Chilean bankruptcy law, including the process of corporate reorganization and the insolvency regime, was proposed in Congress. The bill, recently approved by the Senate, seeks to provide new tools for the companies that face economic difficulties in the interest of avoiding bankruptcy. In cases when bankruptcy is inevitable, it creates new mechanism to accelerate the liquidation process. The bill also creates a special procedure for individuals to renegotiate debts. The bill would reinforce the role of the Superintendencia de Quiebras and assign it new responsibilities as well.

Also, in August 2012, the government signed a bill to protect employment rights in case of bankruptcy. Among the most important provisions of the bill, it grants a preferential payment of indemnification to workers whose company goes bankrupt and also establishes obligatory payment of maternity leave subsidies.

Capital Markets

General

Over the last 30 years, the Chilean capital markets have grown in liquidity, market capitalization and through the emergence of new instruments and counterparties, such as institutional investors. The regulatory environment of the capital markets in Chile is comprehensive and sophisticated. It requires the delivery of detailed information by certain market participants, allows for a broad array of investment options, and includes a detailed set of regulations for the use of derivatives, futures, options, forwards and swaps in limiting foreign investment risks associated with variations in interest and exchange rates.

Capital Markets Reforms

Laws and regulations on capital markets are subject to continuous adjustments in order to be updated to market needs and international standards. During the last decade, three major legal reforms have been passed seeking to modernize the capital markets and a third is pending before Congress, which has been partially implemented through administrative reforms.

First Capital Markets Reform

In 2000, a major reform of the corporate and securities laws became effective, providing comprehensive regulation of tender offers and corporate governance. This legislation set forth new rules regarding the necessary information that needs to be given to the public and, in general, aims to protect the interests of minority shareholders. It also included important amendments to the Corporations Act regarding corporate governance, related party transactions, voting rights for mutual funds, elimination of restrictions on control rights for preferred shares and the creation of audit committees.

For tender offers, this legislation provides that majority shareholders of publicly traded corporations must share with minority or outside shareholders the benefits of a change of control, by requiring that relevant share acquisitions be made pursuant to strictly regulated tender offer procedures. However, controlling shareholders may freely sell their shares in some circumstances, as when the sale price of their shares is not substantially above market price, that is, no more than 10% to 15% above market price (currently 10%, as set by the SVS).

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As of 2001, foreign portfolio investors, including mutual funds and pension funds, are exempt from capital gains tax on the sale of highly traded equity and bonds made on authorized stock exchanges.

Based on other changes to tax regulations in 2001, foreign investors in Chile no longer need to obtain a Chilean taxpayer identification number (a Rol Único Tributario — RUT) to appoint and register a legal representative in Chile, and to use accounting practices authorized by the Chilean tax authorities.

In addition, in 2001, the Chilean government approved a series of measures aimed at increasing liquidity in the capital markets, promoting savings and facilitating the financing of new investment projects through both tax incentives and institutional and regulatory reforms.

Accordingly, the 15% capital gains tax for highly traded equity was eliminated as well as the tax for short-sale of equity and bonds. The withholding tax on interest paid to non-resident entities for Chilean currency-denominated bank deposits in Chile and local currency-denominated bonds was reduced from 35% to 4% and the tax on cross-border banking intermediation was eliminated. The categories of “general fund manager” and “qualified investor” were introduced into the regulatory scheme. Additionally, a system of voluntary pre-tax contributions to individual pension funds (of amounts up to UF 50, or approximately US$2,138 per year as of December 31, 2011) was established; a new stock exchange segment was organized for emerging companies with significant growth potential; and the insurance and mutual fund industries were deregulated.

Second Capital Markets Reform

In June 2007, the Second Capital Markets Reform was enacted, which had as its main objectives to promote access to funding, strengthen the stock exchange market, increase the reliability of the capital markets and develop the venture capital industry.

The main features of this law include:

•	Incentives for the Development and Financing of Venture Capital Industry. This law established the following: (i) a tax exemption for capital gains made on the sale of shares in venture capital corporations; (ii) the authorization for Corfo to invest in venture capital funds; (iii) the authorization for banks to invest, through subsidiaries, up to 1% of their assets in venture capital; (iv) the creation of a new corporate structure for venture capital investments (known as “sociedad por acciones” or “SpA”) that has the flexibility of a limited company but a capital structure similar to corporations; (v) a new special pledge law, which unified and expanded the range of assets capable of being pledged, and created a centralized and electronic pledge register, which will be in force once the corresponding administrative regulation is enacted; and (vi) the extension of the validity of certain tax benefits for eight additional years.

•	Reliability in Financial Markets. This law established the following: (i) a new licensing procedure for banks, AFPs and life insurance companies, setting a catalogue of specific requirements to be met by the respective founder shareholders; (ii) legal assistance to the SVS, SBIF and the SP in case of legal actions filed against them that are derived from the exercise of their duties; (iii) measures related to the deposit and custody of securities of institutional investors, seeking to strengthen the safety of financial transactions, such as the enlargement of the type of securities that can be held in custody in the Central Securities Deposit (Depósito Central de Valores); (iv) a fostering of issuances of dematerialized instruments; (v) the prohibition of seizing securities held through intermediaries due to debts incurred by the respective intermediaries; (vi) measures aimed at strengthening the SVS prerogatives in case a supervised entity is financially weak; (vii) as a measure for facilitating and improving coordination among industry regulators, and pursuant to the Chilean Data Protection Law, the SBIF, SVS and SP are legally allowed to share confidential information, except information protected by bank secrecy.

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•	Development of Financial Markets. This law introduced amendments in the following matters: (i) Banks. Redefined the concept of “technical reserves”, in accordance with the Basel II standards and the concept of “sight deposit”, in order to increase competition in the short-term loans market; (ii) Insurance. Empowered the SVS to authorize the issuance of policies in pesos (nominal or par value); (iii) Collateral Agent (Agente de Garantías). Established this figure in order to facilitate the administration of collateral guarantees granted to creditors in a financial operation, such as syndicated loan facilities; (iv) Securitizations. Established a stamp tax exemption proportional to the duty paid for the underlying assets, as a measure to promote securitization; (v) Credit Subordination. Allowed subordination of the non-preferential credits, both contractual and unilateral, facilitating access to financial market; (vi) Derivatives Netting. Allowed netting in derivative instruments, which creates a single legal obligation covering all included individual contracts, in the event of bankruptcy of a company or of an institutional investor, or a bank’s forced liquidation, provided the derivatives are entered into under a master agreement recognized and regulated by the Central Bank. Under current regulations, netting may be suspended in certain pre-liquidation circumstances affecting banks; (vii) Modernization of the Offshore Stock Exchange. Allowed the registration of foreign securities in Chile without sponsorship of the issuer; (viii) Expansion of Investment Limits for Insurance Companies. Modified certain investment limits and authorized the SVS to expand or exclude certain investment limits by means of a general applicable rule; (ix) Clauses of Class Actions. Enabled collective action clauses in bond issuances; (x) Voluntary Pension Savings Tax Exemption. Benefited voluntary pension savings (ahorro previsional voluntario – APV) through an aggregate value tax exemption over the administration fee; (xi) Tax Benefit for the Reinvestment in Mutual Funds. Deferred the payment of capital gain tax, generated in the redemption of mutual funds participations, if the recovery money is reinvested in another mutual fund.

Third Capital Markets Reform

A third agenda of reforms was proposed by the Chilean authorities in order to further enhance Chile’s competitiveness. In August 2008, the Minister of Finance announced a transformation agenda comprising bills, administrative measures and public-private coordination initiatives aimed at increasing Chile’s capital markets competitiveness, transforming Chile into a financial services exporter and opening access channels for smaller businesses. The proposal is intended to further drive the capital markets by achieving three goals: (i) creating a more internationally integrated market, ensuring the full integration with global markets; (ii) providing a deeper and more liquid market, encouraging the entry of new issuers and investors, generating better information and increasing the supply of financial instruments; and (iii) creating a wider market, with better access for medium-sized and smaller companies.

By the end of 2008 almost every administrative measure of the agenda had been implemented and the public-private capital markets dialogue had been initiated. The Capital Markets Consulting Board, created in September 2008, was composed of professionals and experts from the private sector interested in contributing to the innovating effort in the financial area, as announced by the government. The Board’s objective was to design reform proposals, identify legal or regulatory aspects requiring improvements, and evaluate regulatory changes in the financial area. The Board first focused on how to improve companies’ access to the financial markets, especially for medium-sized and smaller companies, and presented its findings in a report to the Minister of Finance on March 24, 2009.

In September 2009, the government presented the Third Capital Markets Reform bill to Congress for its approval. The bill was passed on June 1, 2010 and was enacted as Law No. 20,448 in August 2010.

The main features of the recently approved law include:

•	Improvements on liquidity and depth of financial markets. The law includes measures to improve liquidity and depth of mutual funds, investment funds and exchange-traded funds (ETFs).

•	Widening of financial markets. It encourages securitization vehicles by allowing shelf registration for securitized bonds. It also relaxes the formal requirements applicable to local and foreign venture capital investment funds.

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•	Incentives to international financial integration. The law authorizes foreign securities to be denominated or traded in Chile in pesos (currently this is only possible in foreign currencies). The new set of rules also extends the type of securities that benefit from capital gains tax exemptions for foreign investors and proposes eliminating the limits to hiring foreign workers for financial services companies.

•	Improving competition in the financial markets. Supreme Decree No. 1,512 of the Ministry of Finance, dated April 2011 and effective on October 24, 2011, improves competition by creating mechanisms to enhance the ability of financial consumers to understand credit products, compare those products and make well-informed decisions by establishing standardized “universal lending” agreements (“contratos de crédito universal”) on mortgages, credit cards and consumer loans. The “universal lending” rules aim to provide all the basic information on costs and conditions of a loan to facilitate comparison of financial costs by the borrowers.

Other legal improvements to financial markets

The Pension Reform Law, passed in 2008, significantly changed the investment regime of pension funds, the largest Chilean institutional investors. The law also loosened the restrictions on investing in derivatives and high-yield instruments by allowing pension funds to invest in derivatives other than for covering financial risks, and to invest in non-investment grade securities. The law also obliges pension fund administrators to adopt investment policies and introduced improvements related to corporate governance. Finally, it relaxed the limits on foreign investments by pension funds.

The securities clearing and settlement law, passed in 2009, created a legal framework for a post-transactional settlement infrastructure based on the best international practices, which complemented previous actions taken by the Chilean Central Bank that modernized the real time payment systems.

Various laws and administrative measures enacted and implemented in 2006 (“Chile Competes” program), 2007 (“Chile Invests”), 2008 (“Pro Credit Initiative”) and 2009 (fiscal stimulus plan and complementary measures), all of which introduced improvements and incentives to the financial markets with the aim of promoting access to credit to all persons and companies especially medium- and small-sized.

Improvements to Corporate Governance Regulations

In January 2010, Law No. 20,382, also known as the “Corporate Governance Law,” came into force. This law seeks to improve corporate governance rules and introduces amendments to the Securities Market Act and to the Corporations Act, in order to develop higher standards for corporate governance and increase corporate efficiency. For example, the law enhances the roles of auditing committees and independent directors, imposes stricter rules on related party transactions and expands applicable disclosure requirements.

The Bicentennial Capital Markets Agenda.

In May 2010, the government announced a new capital markets reform entitled “Bicentennial Capital Markets Agenda” (“Agenda de Mercado de Capitales Bicentenario”), which the government intends to implement through various legislative initiatives and administrative reforms. The agenda seeks to further enhance the international integration of Chile’s financial market, create a regulatory framework that fosters innovation and entrepreneurship, continue the adoption of the best international practices on competition, supervision and transparency, increase the depth and liquidity of the financial system and widen its access to it. The main features of this new agenda include:

•	the regulation and reform of the tax treatment of the fixed-income, derivatives and the administration of funds;

•	the creation of a national financial consumer agency to protect customers of financial services;

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•	legislative measures to reduce cyclical variations in the credit supply and render the system more secure, solvent and liquid;

•	incentives to encourage transparency and proper price formation by allowing the integration of local stock exchanges with others in Latin America, increasing price information in the foreign exchange market, certificating financial professionals and limiting use of market-sensitive information;

•	strengthening the governance of the SVS and increasing the autonomy of the SBIF;

•	reform the Bankruptcy Law;

•	improve access of individuals and small- and medium-size business to the capital markets, increase bank penetration, reduce the costs associated with initial public offerings and create new incentives for innovation and venture capital; and

•	develop new markets and financial products that result in lower-cost financing alternatives.

Implementation of this agenda is underway. Several laws have already passed, including those covering financial system competition, the tax treatment of derivatives and the creation of the Financial Consumer Agency. Several administrative measures, such as the creation of the Financial Stability Council, were also adopted. Some bills of law remain under discussion in Congress, such as the bills on administration of funds, supervision of insurance companies and reform of the Bankruptcy Law.

Financial Stability Council

Ministry of Finance Decree No. 953 of 2011 created a Financial Stability Council. This council is chaired by the Minister of Finance and also comprises the Superintendent of Securities and Insurance, the Superintendent of Banks and Financial Institutions and the Superintendent of Pensions. The President of the Central Bank also attends the meetings. The main purpose of the Financial Stability Council is to facilitate the exchange of information among its members, facilitate the oversight of the financial market as a whole, determine what information its members should require from the economic agent subject to their authority and propose and coordinate regulatory improvements related to financial stability. In the event of periods of economic stress, the Financial Stability Council is responsible for coordinating measures to mitigate the effects and propagation of these events. The Financial Stability Council meets at least once per month, and also each time a meeting is called by the Ministry of Finance or three of the members.

Stock Exchanges

There are three stock exchanges operating in Chile: the Santiago Stock Exchange (Bolsa de Comercio de Santiago), on average accounting for almost 85.9% of the total volume of stock transactions in 2011; the Electronic Stock Exchange (Bolsa Electrónica de Chile) accounts for 13.9% in 2011, and the Valparaiso Stock Exchange (Bolsa de Corredores de Valparaíso) accounts for 0.2% in 2011. Profits from trading shares of stock on these exchanges represent their main source of revenue. As of December 31, 2011, the Santiago Stock Exchange had 229 companies listed, and total market capitalization was US$269.2 billion.

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The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

Indicators for the Santiago Stock Exchange

As of December 31,	Market Capitalization (in billions of US$)	Annual Trading Volume (in billions of US$)	IGPA	IPSA

2007	213.8	45.9	14,076.25	3,051.83
2008	134.1	36.8	11,324.07	2,376.42
2009	231.1	37.7	16,630.91	3,581.42
2010	341.3	55.1	22,979.22	4,927.53
2011	269.2	56.4	20,129.80	4,177.53

Source: Santiago Stock Exchange.

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The following table sets forth a summary of consolidated trading volume on the Santiago, Electronic and Valparaíso Stock Exchanges:

Consolidated Trading Volume on the Santiago, Electronic and Valparaíso
Stock Exchanges (in billions of US$)

	2007	2008	2009	2010	2011

Equity	55.5	44.2	42.7	64.2	66.9
Fixed income securities	148.6	175.0	186.2	180.3	238.1
Commercial paper	282.9	341.1	317.4	397.2	469.8
Total	487.0	560.4	546.5	641.7	774.9

Number of listed companies:
Equities	238	235	232	227	229
Bonds and other debt issuers	148	151	160	162	174

Source: SVS based on information from the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies, mutual funds, investment funds and foreign capital investment funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

	Total Assets of Institutional Investors (in billions of US$)
As of December 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total

2000	35.9	11.6	4.5	1.3	0.6	54.0
2001	35.4	11.8	4.8	1.3	0.6	53.9
2002	35.8	12.3	6.3	1.3	0.4	56.1
2003	49.2	16.7	8.3	1.9	0.7	76.8
2004	60.5	19.9	11.8	2.4	0.8	95.5
2005	74.5	23.9	13.6	2.8	0.8	115.6
2006	88.3	25.2	17.7	4.0	0.4	135.6
2007	111.3	30.8	24.5	6.7	0.3	173.5
2008	74.3	27.8	17.9	4.4	0.2	124.6
2009	118.1	35.8	34.3	6.4	0.4	195.0
2010	148.4	42.4	38.2	9.5	0.5	239.1
2011	135.0	41.5	33.3	8.7	0.3	218.8

(1)	Includes international investment funds.

Source: SVS, SP.

Pension Funds and the Chilean Pension System

Chile began a comprehensive reform of its social security system in the early 1980s through the adoption of the Private Pensions Funds Act that eliminated many of the problems associated with the former social security system. The Private Pensions Funds Act replaced the old social security system by a privately administered system of individual pension plans. Under the pension system previously in place, contributions from current workers had been used to fund the pension payments of current retirees, although there was a limited correlation between the amount contributed and the amount received by each worker upon retirement.

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The current pension system is based on individualized accounts with fully funded and portable benefits. Since its inception, through December 31, 2011, it has averaged real annual returns on the assets under management of 8.8%, nearly twice the growth rate of GDP. In addition, as of December 31, 2011, the pension funds had aggregated financial assets equaling approximately US$135.0 billion.

The pension system creates individual savings accounts, where employees are mandated to save 10% of every month’s salary for retirement, which is deductible from their taxable income. In addition, employees are free to add additional voluntary savings into the system in what is known as the “Second Account.” These funds are managed by one of several private sector pension fund administrators (AFPs), who use long-term growth investment strategies. All AFPs are subject to extensive and continuous regulatory review by the SP, the main regulator, and the Central Bank. In addition, AFPs that are listed on a stock exchange are regulated by the SVS.

Employees are free to choose which AFP will manage their funds and may switch if they are dissatisfied with the performance of their investments. In 1984, the last year in which workers could elect not to participate in the new system, approximately 19% of the individuals who participated in the old system, principally older workers near retirement, elected to stay in the old system. Over the years, more workers have continued to be incorporated into the AFP system and as of December 31, 2011, there were 8.96 million total employees in the system, although only 5.00 million of these employees contributed to their individual savings account. As of October 31, 2011, there were only 72,795 non-retired individuals contributing to the traditional social security system.

Workers who participated in the traditional social security system and shifted to the new system received from the government an interest-earning past-service pension reform bond, known as “Bono de Reconocimiento”, reflecting an estimate of the value of their previous contributions into the old system. This bond is indexed to the CPI, has a 4% real annual interest rate and is held by the AFP for the benefit of the worker. It is held separately from the amounts held in an individual’s savings account. This pension reform bond becomes payable into the individual’s savings account at the time the individual reaches the age of eligibility for retirement, or upon the individual’s death or disability. Since 2004, the government classifies these obligations as a “payments of non-financial liabilities.”

The following table sets forth the government’s cost estimate of Chile’s traditional social security program as a percentage of GDP (including the separate pension systems of the armed forces and police department):

Expenditures of the Social Security System
(as a % of GDP)

	Past-service pension reform bonds	Government expense for traditional pensions	Total

1999	0.81	4.48	5.28
2000	0.76	4.50	5.26
2001	0.72	4.48	5.20
2002	0.68	4.40	5.08
2003	0.59	4.07	4.66
2004	0.50	3.63	4.14
2005	0.43	3.36	3.79
2006	0.35	3.03	3.38
2007	0.32	2.98	3.29
2008	0.27	3.25	3.52
2009	0.26	3.58	3.84
2010	0.22	3.34	3.56
2011	0.19	3.24	3.43

 Source: Budget Office.

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Pension funds must meet a required minimum level of investment return, which is tied to the average performance of all funds in the pension system. In the event that the fund managed by an AFP fails to achieve this minimum return, the AFP is required to cover the difference. The Private Pensions Funds Act requires that each AFP maintain a capital reserve fund equal to one percent of the value of its pension funds. The purpose of this fund is to provide a reserve to be used in the event that the performance of an individual pension fund drops below a minimum level. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the SP and the government will guarantee the minimum level of investment return. The government will then transfer the accounts to another AFP. Historically, the required minimum return on fund investments has led to the various AFPs having similar pension fund portfolios.

The government also guarantees modest minimum old-age, life and disability pensions for individuals who have made contributions for a certain minimum number of years regardless of the level of contributions actually made into the individual’s saving account at an AFP. In case of bankruptcy of an AFP, the government guarantees certain limited liabilities of that pension fund. The government is liable for 100% of this obligation up to the amount of the legal minimum pension and for 75% of the pensions above the minimum and up to UF 45 per month (approximately US$1,924 as of December 31, 2011).

In 2002, a multi-fund plan for the AFPs was implemented. This system allows each affiliate to choose among five different funds (compared with two alternatives under the old model). Each of these funds has a different risk-return profile, determined by the percentage of its assets that can be invested in either variable or fixed income securities. Additionally, the multi-fund plan liberalizes certain investment limits applicable to pension funds.

Since 2002, tax incentives have been implemented to encourage voluntary savings in the pension system. These incentives allow workers to deduct from their taxable wage base certain voluntary contributions invested in mutual funds, investment funds and insurance plans authorized by the SVS, which are managed by different entities such as banks and life insurance companies, enlarging investment alternatives for affiliates.

Workers may withdraw some or all of their accumulated voluntary savings before retiring, in which case the net amount withdrawn is added to the income of the relevant tax cycle for the purpose of estimating income tax.

In 2008, an amendment to the Private Pension Funds Act was enacted establishing, among other things, the following benefits:

•	Basic Solidarity Pension: Its main purpose is to benefit those beneficiaries who have not accumulated a sufficient amount of funds for their retirement. As of the implementation of the reform, beneficiaries are entitled to a Basic Solidarity Pension in the amount of Ps.60,000 (approximately US$115 as of December 31, 2011), which was increased to Ps.75,000 (approximately US$144 as of December 31, 2011) following the one year anniversary of its effectiveness. For those beneficiaries with previously saved funds in their accounts, the reform contemplates a Solidarity Pension Contribution, allowing them to increase their retirement pension. The Solidarity Pension will continue to be gradually expanded through 2012, until it will benefit all contributors who earn less than Ps.$255,000 (approximately US$489 as of December 31, 2011). It is expected that this solidarity system will cover 1.5 million people by the end of 2012.

To effect these reforms, the amendment to the Private Pension Funds Act created the Social Security Institute, which will be charged with, among others matters, the implementation of the basic solidarity pensions.

•	Benefits to Women: Women, who are among the poorest 60% of the population, will receive a bond per new born child, equivalent to 1.8 times the minimum salary (Ps.347,400 in July 1, 2012, approximately US$682 as of July 1, 2012), which will be deposited in their pension saving accounts one month following the beneficiary’s 65th birthday.

•	Benefits to Young Workers: Workers aged 18 to 35 with an income lower than 1.5 times the minimum salary (Ps.289,500 in July 2012, approximately US$568 as of July 1, 2012) will receive a subsidy, equivalent to 10% of the minimum salary (approximately US$38 as of July 1, 2012), for their first 24 contributions. Half of this subsidy is capitalized in their individual pension accounts and the remainder is provided as an employment subsidy.

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•	Benefits to Independent Workers: Persons working independently will have access to the Solidarity Pension System and other benefits contained in the reform under the same conditions as those people employed pursuant to a labor contract, with similar duties and prerogatives. Currently, the participation of independent workers is voluntary. Their compulsory participation began being gradually phased in on January 1, 2012. By January 1, 2015 and thereafter, the participation of independent workers will be mandatory.

In addition, the 2008 reform intends to (i) increase the competition in the AFP industry and to decrease the costs of the system (mainly by mandating that new beneficiaries will be assigned, for up to 24 months, to the AFP that offers the lowest commission in a competitive tender process), (ii) assure greater pension fund profitability (extending the limits of AFP investment in Chile and abroad), and (iii) foster voluntary saving (allowing employees to arrange supplementary savings agreements with their employers, in order to save larger amounts).

Pension funds are the largest institutional investors in the Chilean market. The volume of resources flowing into pension funds has grown steadily over time. In 1981 (the first year the system operated), pension funds’ assets totaled US$305 million, while as of December 31, 2011, these assets totaled US$135.0 billion.

Insurance Companies and the Chilean Insurance System

The Insurance Companies Act of 1979 introduced a framework for the regulation of insurance companies. The basic principles included market determination of rates and commissions, equal access to foreign insurance companies, rules for commencing reserve funds and minimum capital and solvency criteria. Chilean law prescribes that life insurance companies can have liabilities equal to a maximum amount of 15 times their capital and reserves, while non-life insurance companies are limited to five times the amount of their capital and reserves.

Under the Insurance Companies Act, any person or entity offering insurance, either directly or indirectly, is first required to obtain authorization from the SVS. Neither individuals nor legal entities may enter into insurance contracts in Chile with an insurer not licensed to operate in Chile.

As of December 31, 2011, there were 27 insurance companies operating in non-life insurance and 30 companies in the life insurance sector.

The Chilean insurance market is open to foreign investors, who are required to establish a Chilean corporation and operate it with a minimum equity capital of UF 90,000 (approximately US$3.8 million as of December 31, 2011).

Insurance companies are Chile’s second largest institutional investors, based on total volume of assets. As of December 31, 2011, the combined value of the portfolios of insurance companies stood at US$41.5 billion.

Mutual and Investment Funds

Mutual Funds

Mutual funds were created in Chile in the 1960s. Their legal framework was comprehensively reformed in 1976. The Chilean mutual fund system faced serious difficulties during the financial crisis of 1983. However, since the early 1990s, mutual funds have had a sustained development, increasing the investment alternatives in the market.

In 2001, legal initiatives intended to deregulate the mutual fund industry were introduced, providing the funds with more flexibility in their investment policy, and at the same time imposing higher standards of transparency and disclosure. Also in 2001, General Funds Managers (Administradoras Generales de Fondos) were introduced, allowing mutual funds, investment funds and housing funds to be organized under a unique managing structure, permitting them to take advantage of economies of scale in the administration of funds.

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Currently, there are eight types of mutual funds, categorized by the types and maturities of securities they are permitted to invest. By the end of 2011, 486 mutual funds were chartered in Chile, with collective portfolios totaling approximately US$33.3 billion.

Investment Funds

Investment funds have been regulated since the early 1990s by Law No. 18,815, which established the funds’ legal structure. By the end of 2011, a total of 78 investment funds, excluding private investment funds, which are not subject to registration, were operating in Chile. As of December 31, 2011, total assets of these funds equaled US$8.7 billion, distributed principally among real estate investment funds, venture capital investment funds, securities investment funds and international investment funds.

Like mutual funds, the General Funds Manager structure approved as part of the capital markets reform positively affected investment funds.

Foreign Capital Investment Funds (Fices) and Foreign Investment Venture Capital Funds (Ficers)

Fices are pools of assets funded by investors outside Chilean territory for the purpose of investing in publicly traded securities in Chile, and managed by a Chilean corporation on behalf of, and at the risk of, the contributors. Ficers allow investors outside Chile to make venture capital investments in Chile. The capital contributed may not be remitted abroad for five years after its initial entry into Chile.

Fices principally invest their resources in corporate shares, which, at December 31, 2011, represented 98.7% of the total investments of the nine operating funds, which had combined assets of approximately US$320 million.

Since 2001, Fices and Ficers have been exempt from capital gains tax on the sale of highly traded equity and bonds that trade on authorized stock exchanges in Chile, provided that the holders of shares in the respective funds are non-residents of Chile.

In June 2007, the Second Capital Market Reform amended the original ruling that authorized the creation of Foreign Capital Investment Funds, entitling General Funds Managers to appoint external personnel for fund administration or other specified operations.

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Public Sector Finances

General

The government believes that its economic policy has played an important role in maintaining macroeconomic stability without sacrificing its commitment to reduce poverty and to create equal economic opportunities for low-income families.

The main features of Chile’s fiscal policy are the following:

•	A countercyclical policy based on a Structural Balance Fiscal Rule; and

•	An increase of central government debt from 3.9% of GDP as of December 31, 2007 to 11.2% of GDP at December 31, 2011, together with relatively stable public investment (with a slight increase from 2.1% of GDP in 2007 to 2.2% of GDP in 2011).

While maintaining macroeconomic stability, the government has remained committed to improvements in social welfare. Accordingly, the largest category of central government expenditure has been social expenditure, which accounted for 66.6% of central government budget expenditures in 2011, representing 14.4% of GDP. Furthermore, the government actively finances long-term social security, promotion and assistance programs to alleviate social problems.

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

Chile’s public sector accounts reflect the revenues and expenditures of the central government. Chile’s public sector debt consists of all debt incurred by the central government. Separate accounts are kept for municipalities, non-financial public sector institutions, including state-owned enterprises, and Banco Estado. Capital gains from privatizations, if any, are included in the capital revenues in the presentation of Chile’s public sector accounts. However, revenues from privatizations are not included in the budget.

Public sector accounts do not include the Central Bank’s accounts. The Central Bank runs deficits or surpluses principally due to currency mismatching. In 2011, the Central Bank reported a gain of US$2.3 billion, compared with a loss of US$2.9 billion recorded in 2010, mainly due to exchange rate fluctuations. As a result, in 2011, the Central Bank’s equity (“Patrimonio Neto”) was US$(4.5) billion, whereas in 2010 it amounted to US$(7.4) billion.

The system of local governments currently consists of 345 municipalities. Each municipality is a separate entity responsible for managing its own assets and budget but without authority to levy or collect taxes or to incur its own indebtedness through financing facilities. Municipal budgets are funded by taxes collected on behalf of municipalities by the central government as well as by certain municipal fees.

Fiscal Statistics and Transparency

In recent years the government has been working to enhance the transparency of fiscal accounts and statistics. To achieve this, a set of publications and studies regarding the budget law, public finance, public finance management and programs of modernization of the public management are prepared and published by the Budget Office. In 2002, the Ministry of Finances defined a new framework for the distribution of these documents, based on the Report on the Observance of Standards and Codes (ROSC) on fiscal transparency released by the IMF. This framework was applied for the first time in 2003, and since then, its implementation has used new and more reliable information, improving the frequency, quantity and quality of the distributed material.

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Beginning in 2004, the government started to apply an accrual-based accounting system, as opposed to the cash-based accounting system that was used in some fiscal accounts. The government’s rationale for this change was to move towards international accounting standards. In line with these innovations, the application of the new accounting method is another important step in the delivery of transparent public data and is part of a commitment that Chile made to the IMF in June 2002.

From a regulatory perspective, the government has focused its efforts in enhancing transparency through the approval of several new laws, including:

•	Clear and uniform rules for the use of discretionary expenditure.

•	Surveillance of the execution of the fiscal budget through a joint congressional committee.

•	Annual evaluation of social, productivity and institutional development programs.

•	Regulation of fund transfers occurring among ministries and governmental commitments exceeding one fiscal year.

•	Enactment of the Fiscal Responsibility Law, which incorporates the recommendations on fiscal responsibility and transparency made by international institutions such as the IMF, IDB and OECD, as well as those prepared by the Chilean joint congressional committee of public budget.

Fiscal Policy Framework — Structural Balance Policy Rule

The purpose of the current fiscal policy is to contribute to macroeconomic stability and to efficiently and effectively manage public assets, and to create and improve opportunities and ensure social protection. In order to fulfill these goals, this policy has focused on the efficient use of public resources and the transparency in their management.

Since 2001, Chilean fiscal policy has been guided by the Structural Balance Policy Rule. This rule requires that government spending be based on long-term revenues (known as structural fiscal revenues). Structural fiscal revenues are determined by reference to projected economic activity based on capital and labor conditions and the price of copper estimated in advance by independent economic experts. In this regard, the effect of cyclical fluctuations in economic activity, copper prices and other similar factors are excluded. This way, public spending depends on the trends in structural fiscal revenues rather than on the cyclicality of the fiscal revenues. This helps avoid drastic adjustments in public spending in face of adverse economic effects or when the government receives substantial transitory revenues.

Beginning in 2001, the rule has required a 1% structural fiscal surplus. The 1% surplus target was chosen for three reasons: first, because of the structural operating deficit and negative net worth of the Central Bank of Chile resulting from the bailout of the private banking system in the 1980s and the exchange rate policy of the 1990s; second, because of the existence of contingent liabilities relating principally to state-guaranteed minimum pensions and old age benefits; and, third, due to the external vulnerability arising from currency mismatches and potential limits on foreign borrowing in local currency.

In September 2006, the Fiscal Responsibility Law transformed the Structural Balance Policy into a mandatory rule for the government. (See “Public Sector Finances — Fiscal Responsibility Law”).

Overall, the rule has effectively helped to:

•	reduce the sovereign risk (the baseline risk for the private sector);

•	make long-term spending sustainable, decreasing the vulnerability of fiscal spending to abrupt changes in external conditions;

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•	provide a source of internal savings in periods of strong growth, limiting the need for foreign capital;

•	remove the traditionally cyclical effect of government spending, reducing the extent to which the Central Bank needs to raise interest rates to avoid over-heating; and

•	add predictability and credibility to government policy, eliminating the potential interpretation of spending increases in recessions as populist responses to the cycle.

Consistent with the rule, and between the adoption of the rule in 2001 and 2003, the government ran moderate fiscal deficits under accrual-based accounts: 0.5% of GDP in 2001, 1.2% in 2002, and 0.5% in 2003.

Due to high copper prices and above trend growth, between 2004-2008 the government ran substantial surpluses (using 2008 prices base for GDP): 2.1% of GDP in 2004, 4.4% in 2005, 7.3% in 2006, 7.8% in 2007, and 4.1% in 2008. In 2009 and 2010, the fiscal deficit was 4.2% and 0.4% of GDP, respectively, due to increased public expenditure resulting from the government’s economic stimulus plan. In 2011 the fiscal balance was a surplus of 1.3% of GDP, due to a increased economy activity, temporary increase of some tax rates and higher copper prices.

The structural balance goal was initially set as a surplus of 1% of GDP in 2001, which was reduced to 0.5% of GDP by the 2008 Budget, and further reduced to 0% in 2009 to respond to the global financial crisis. In 2010 the calculation methodology for the structural balance rule was adjusted, as described in detail below, leading to a structural balance of a deficit of 2.0% of GDP for 2010, using 2003 prices as a base for GDP. For 2011, the structural balance was a deficit of 1.1% of GDP and the current goal for 2012 is a deficit of 1.1%, using 2008 prices as a base for GDP. The government also targets a deficit of 1% of GDP for 2014.

New Methodology for Structural Balance Policy Rule

During the second half of 2010 a special committee was appointed to evaluate and make suggestions to change the calculation methodology of the structural balance rule. The methodology recommended by the committee was adopted by the Ministry of Finance and served as a basis for the 2011 budget. The main adjustments introduced by the new methodology consist of considering transitory tax changes affecting the structural revenues of the budget, adjusting the “other income” account and considering the cyclical adjustments to interest on financial assets of the public treasury. In addition, the elasticity of social security contributions for health care was recalculated. The change in methodology resulted in a slight reduction in the structural balance from a surplus of 1.4% of GDP in 2006 to 1.1% of GDP in 2007, using 2003 prices as a base for GDP. In 2008 and 2009, the change in methodology resulted in structural deficits of 0.8% of GDP and 3.0% of GDP, respectively, using 2003 prices as a base for GDP.

The table below sets forth the structural balance rules in the years indicated under the old and new methodologies:

Comparison of Structural Balance Methodology

(% of total GDP) (1)

	2006	2007	2008	2009	2010
Effective balance	7.7	8.2	4.3	(4.5)	(0.4)
Structural balance (old methodology) (2)	1.1	0.5	0.0	(1.2)	N.A.
Structural balance (new methodology) (3)	1.4	1.1	(0.8)	(3.0)	(2.0)

Source: Budget Office.

(1)	Calculated using 2003 prices as a base for GDP.
(2)	Calculated using the 2009 structural balance calculation method.
(3)	Calculated using the new structural balance calculation methodology implemented in September 2010.

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The final report of the special committee was delivered during the first half of 2011 and its suggestions were included in the 2012 budget, which will have to converge to a structural deficit of 1.0% of GDP by 2014, as established by Ministry of Finance decree No 1,357 of 2011, which replaced and amended the target set by the 2010 Ministry of Finance decree No. 637.

In July 2011 the Minister of Finance, acting on a suggestion of the committee, created a Fiscal Council to craft a second generation of structural rules. This group is comprised of five independent experts with experience in fiscal and budgeting topics. The Fiscal Council’s main goal will be to provide expert advice for the calculation of the structural variables of the Chilean economy, additional market confidence and increased transparency to the structural balance policy rule.

Fiscal Responsibility Law

The government presented a bill to Congress in September 2005 to institutionalize key aspects of the structural balance policy rule that previously depended exclusively on administrative decisions and the will of the authority. This bill, approved by Congress as the Fiscal Responsibility Law (Law No. 20,128), came into effect in August 2006.

In addition, it drew on recommendations made by organizations such as the IMF, the IADB, the World Bank, and the OECD as regards best international practices on fiscal responsibility and transparency. In respect of the structural balance policy, the most important aspects of the Fiscal Responsibility Law are described below.

Establishment of principles of fiscal policy

Under this law, the President is obliged to establish the principles of the administration’s fiscal policy within 90 days of taking office and to expressly declare the implications this will have for the structural fiscal balance. Ministry of Finance decree No. 637 of 2010 set out the principles of President Piñera’s fiscal policy, including the goal to achieve equilibrium in the structural balance policy by the end of the current presidential period in 2014, as discussed above. The decree requires the government to follow the rule of the structural fiscal balance despite the higher than expected expenses arising from the earthquake and tsunami reconstruction plan and the 2009 global economic slowdown. However, 2011 Ministry of Finance decree No 1,357 replaced and amended the target set by 2010 Ministry of Finance decree No. 637, establishing that the current goal is to achieve the equivalent of a deficit of 1% of GDP for the structural balance by the end of the current presidential period in 2014.

Annual calculation of structural balance

The Fiscal Responsibility Law also requires the government to provide information about the structural situation of public finances, reflecting the sustainability of the fiscal policy to be implemented and the macroeconomic and financial implications of their budget policy. The calculation of the public sector structural balance has, therefore, become a mandatory part of the fiscal finances budgeting.

Contingent liabilities

The state administration must disclose information about the undertakings it has entered into through fiscal guarantees, with the Budget Office reporting annually on the total amount and nature of the liabilities for which a state guarantee has been provided. This information is important because these contingent liabilities are one of the factors currently considered in establishing the exact structural balance target.

Pension Reserve Fund

The law created a Pension Reserve Fund (Fondo de Reserva de Pensiones — FRP) to cover the future increase in expenditure on state-financed minimum pensions and old-age benefits. The FRP seeks to spread over time the financial burden that these liabilities will involve for the state and, at the same time, to clarify and explicitly incorporate this responsibility, which is another of the factors currently considered in establishing the structural balance target.

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The law established a FRP contribution equivalent to the previous year’s effective fiscal surplus, with an upper limit of 0.5% of GDP and a guaranteed minimum of 0.2% of GDP. Over the first ten years of its life, the fund cannot be drawn upon, but can thereafter be used to finance up to a third of the increase in total expenditure each year on guaranteed pensions and old-age benefits. It is expected that the fund will be exhausted 15 years after the Fiscal Responsibility Law came into force, providing that, as assumed, withdrawals from the fund in a calendar year do not exceed 5% of the expenditure on minimum pensions and old-age benefits envisaged in the budget for that year.

The FRP was created in December 2006, with an initial contribution of US$605 million. As of June 30, 2012, the total amount accumulated in this Fund was US$5.6 billion.

Economic and Social Stabilization Fund

The law authorized the government to set up an Economic and Social Stabilization Fund (FEES) to absorb the existing Copper Income Stabilization Funds, establishing norms for the operation and management of this fund, contributions and other matters. The FEES is designed mainly to serve as a complement to the structural fiscal balance and to provide the government with a stable financial horizon by ensuring that part of the fiscal surpluses is saved to finance the budget when it shows a deficit. In this way, the fund will serve to insulate social spending from the swings of the economic cycle and of the prices of copper and molybdenum, while harnessing public saving to strengthen the Chilean economy’s competitiveness.

The FEES was formed in March 2007, with an opening budget of US$2.58 billion, of which US$2.56 billion belonged to the Copper Income Stabilization Funds. During 2009 withdrawals totaling up to US$9.3 billion were made in order to provide resources for several measures including the Fiscal Plan (see “The Economy — Recent Macroeconomic Performance”).

As of June 30, 2012, the total amount accumulated in this fund was US$14.8 billion.

Capitalization of the Central Bank

As a third use for fiscal surpluses, the law authorized the government to capitalize the Central Bank, using for this purpose part of the previous year’s surplus up to an annual amount equivalent to 0.5% of GDP for a period of five years (until 2010). In the third year after the law’s entry into force, the Ministry of Finance must commission an economic and financial study of the impact of this capitalization on the Central Bank’s projected balance sheet over a period of 20 years. This study was finished in 2010. Under the law, payments to the Central Bank are determined by the government, but cannot exceed the effective fiscal surplus that remains once the government has complied with its contribution to the FRP. In other words, the FRP has priority over other possible uses of the previous year’s effective surplus. The remainder of the effective surplus not used for either the FRP or to capitalize the Central Bank, can be paid into the FEES. Capitalizations equivalent to 0.5% of GDP of each year were made in 2006, 2007 and 2008. Due to the fiscal deficit, no contribution was made in 2009 or 2010.

Investment portfolio

The law sets out general norms as to the powers of the Ministry of Finance to invest the assets held in these new funds and other fiscal assets. In line with the terms of the FRP, the law establishes that portfolio managers will be hired for the FEES or, if the Ministry of Finance so decides, investments may be made directly by the Treasury Service. In addition, the Ministry of Finance is also empowered to entrust management of part or all of these resources to the Central Bank which may manage them either directly or, following a tender, through third parties. If the Ministry of Finance uses third parties for portfolio management or for some of the operations associated with the administration of these financial assets, it must periodically commission independent audits of the state of the funds and their management by these third parties. In addition, the law requires that the Ministry of Finance publish quarterly reports about the state of these funds.

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Similarly, the law requires the creation of a Financial Committee to advise the Ministry of Finance on decisions regarding the investment of fiscal resources and the instructions it issues. The Committee was established in 2007 with six experienced professionals in the fields of economics and finances as its members.

Further information is available at the Sovereign Wealth Funds section of the Ministry of Finance’s web page.

Management of public sector assets and liabilities

The law contains rules designed to improve the management of the public sector’s assets and liabilities including: (i) it made permanent a norm that had been incorporated into the budget law on an annual basis regulating operations which commit the government to future payments and, therefore, affect institutional financial responsibilities and those of the state as a whole; and (ii) it introduced a norm empowering the Ministry of National Property to charge for the use of properties it manages in order to reflect the real institutional cost of their use and promote the more efficient use of state properties. The law also includes new rules for the homologation of information and evaluation systems that refer to investment projects.

Unemployment contingency program

The Anti-Unemployment Contingency Program is intended to put the government in a position to address possible problems of high unemployment at a national, regional or local level. In practice, the program can be activated whenever the conditions established by the law are met – that is, when the national three-month rolling average unemployment rate, measured by the National Statistics Institute (INE), exceeds its average for the previous five months, or when it reaches at least 10%. In addition, the program can be activated when these conditions are not met but unemployment reaches at least 10% in one or more regions or specific provinces, in which case its resources can be used in those locations of the region or province with the highest unemployment rates, or when unemployment reaches at least 10% in a specific location even though the rate for the corresponding region or province is less than 10%. The program was first activated in June 2009 and continued operating until December 2009. The direct employment programs benefited 47,752, 64,352 and 55,522 individuals, on average, each month during 2009, 2010 and 2011, respectively. The indirect employment programs benefited 40,469, 84,760 and 58,452 individuals, on average, each month during 2009, 2010 and 2011, respectively. The employment programs created by public investment benefited 120,681, 262,204 and 291,656 individuals, on average, each month during 2009, 2010 and 2011, respectively.

As of June 30, 2012, the direct employment programs benefited 43,685 individuals on average each month, 76,332 for the indirect employment programs and 252,196 for the employment programs created by public investment.

Oil Prices Stabilization Funds

In 1991, the government created the first Oil Prices Stabilization Fund (Fondo de Estabilización de Precios del Petróleo — OPSFI) as a mechanism to smooth out fluctuations of international prices affecting domestic consumers of oil and related products. This first OPSFI’s mechanism is triggered whenever the parity price (provided by the international price average of the two previous weeks) is out of the reference band (with a 12.5% upper limit over the reference price and with a 12.5% lower limit below of the reference price). Thus, when oil prices are above or below the reference band, the OPSFI collects taxes or provides subsidies, to stabilize the mid-term trend in such prices.

In 2005, due to the rise of international oil prices as a result of severe hurricanes, the government created a second fund as a temporary substitute for the first fund for some oil products (diesel, automotive gasoline, domestic kerosene and liquified natural gas) to stabilize internal fuel prices (Fondo de Estabilización de Precios de los Combustibles Derivados de Petróleo – OPSF II). In order to provide more price stabilization, the second fund reduced the reference band to 5%, among other adjustments.

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As of December 31, 2007 and 2008, the balance of the OPSF II amounted to US$17.4 million and US$430.4 million, respectively. This strong growth is explained by two reasons: (i) the injection of US$500 million, among other capital injections, to compensate for the deficit due to high oil prices registered during 2007; and (ii) the tax collection due to the abrupt fall of oil prices that occurred at the end of 2008.

In June 2010, as prescribed by law, the funds of OPSF II were transferred to the FEES and OPFS I was retriggered for kerosene only. In order to further mitigate fluctuations of international oil prices affecting domestic consumers of oil and related products, the government proposed a bill to Congress creating a new two-phase tax system instead of a fund system. The new system, in effect since February 2011, takes the reference band back to 12.5% and gives some consumers of oil products more time to adapt to new oil prices. In the first phase (Sistema de Protección al Contribuyente del Impuesto Específico a los Combustibles or “SIPCO”), the tax decreases are applied when international oil prices rise above the 12.5% band and tax increases are applied when such prices decline. Therefore, the Treasury assumes the effects of stabilization on its tax revenue. In the second phase (Seguro de Protección al Contribuyente del Impuesto Específico a los Combustibles or “SEPCO”), at the government’s discretion, the Ministry of Finance, on behalf of the Republic of Chile, will enter into derivatives to hedge oil price increases. The cost and indemnity paid by the derivatives will be transferred to the specific tax applied to oil products such that the tax will decrease when international oil prices rise and the tax will increase when prices decline below the 12.5% reference band so that in the latter case consumers will assume the effects of this stabilization mechanism.

While SIPCO has been implemented, SEPCO implementation remains pending. During February, 2011 and August 9, 2012, SIPCO decreased the tax revenues by approximately to US$109 million.

Legislation to adjust SIPCO and SEPCO was recently approved became effective in September 2012. The main change will be the reduction of the reference band to 10%. Additionally, the law aims to provide more flexibility within the SIPCO parameters and improvements to SEPCO to extend the hedge to the consumers.

Budget Law and Political Initiative

Congress cannot propose legislation on taxation, social security benefits, central government spending, employment programs or public financial management. Only the executive branch can propose bills on these matters, subject to approval or disapproval by Congress.

The responsibility for the preparation of the central government budget begins with the Ministry of Finance, which establishes overall targets and then works with the various ministries regarding specific allocations. Based on this work, the President sends a budget bill to Congress no later than three months prior to its effective date (generally, each September 30). Congress reviews the proposed budget, but is only permitted to reduce expenditures; it may not change revenue estimates, increase expenditure items, reallocate funds or change financial management regulations. Congressional approval is normally obtained by the end of November. If the budget bill is not passed by Congress within 60 days of its submission by the President, it is deemed approved and becomes law as the budget law of that year. The government has the power to send to Congress supplementary budget bills in order to amend the budget law. This occurred, for example, in 2009 when the government announced a fiscal plan in January of that year, which was approved by Congress and promulgated on January 20, 2009.

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The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(In billions of US$ and % of total GDP)

	2007		2008		2009		2010		2011
Current Revenues and Expenditures
Revenues	44.2	25.5%	43.5	24.2%	32.7	18.9%	46.8	21.6%	57.0	22.9%
Net taxes(1)	30.9	17.9%	31.5	17.6%	23.8	13.8%	34.4	15.9%	43.7	17.6%
Copper revenues(2)	7.9	4.6%	6.1	3.4%	2.8	1.6%	6.0	2.8%	5.7	2.3%
Social Security contributions	2.2	1.3%	2.5	1.4%	2.5	1.4%	2.9	1.4%	3.4	1.4%
Donations	0.1	0.0%	0.1	0.1%	0.1	0.1%	0.1	0.1%	0.2	0.1%
Real property incomes	1.2	0.7%	1.5	0.8%	1.2	0.7%	0.9	0.4%	1.1	0.5%
Operational revenues(3)	0.9	0.5%	1.0	0.6%	1.0	0.6%	1.1	0.5%	1.2	0.5%
Other revenues	0.9	0.5%	0.7	0.4%	1.3	0.8%	1.3	0.6%	1.7	0.7%
Expenditures	25.4	14.7%	29.7	16.5%	32.4	18.7%	39.2	18.1%	43.5	17.5%
Wages and salaries	5.9	3.4%	6.8	3.8%	7.5	4.3%	9.1	4.2%	10.2	4.1%
Goods and services	3.2	1.8%	3.3	1.8%	3.7	2.1%	4.6	2.1%	5.4	2.2%
Fixed capital consumption	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Interest on public debt	1.0	0.6%	0.8	0.5%	0.8	0.5%	1.1	0.5%	1.4	0.6%
Transfer payments	8.4	4.9%	10.9	6.1%	12.1	7.0%	14.6	6.8%	15.7	6.3%
Transfers to social security	6.9	4.0%	7.8	4.4%	8.2	4.7%	9.7	4.5%	10.7	4.3%
Others	0.0	0.0%	0.1	0.0%	0.0	0.0%	0.1	0.0%	0.1	0.0%

Capital Revenues and Expenditures
Revenues
Asset sales	0.0	0.0%	0.0	0.0%	0.1	0.1%	0.1	0.0%	0.0	0.0%
Expenditures
Investment	3.4	2.0%	3.9	2.1%	4.4	2.6%	4.6	2.1%	5.4	2.2%
Capital transfers	1.9	1.1%	2.6	1.5%	3.2	1.9%	4.0	1.8%	4.9	2.0%
Fixed capital consumption	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Net acquisition of non-financial Assets	5.3	3.1%	6.4	3.6%	7.6	4.4%	8.5	3.9%	(10.2)	4.1%
Central government balance	13.5	7.8%	7.3	4.1%	(7.2)	(4.2)%	(0.9)	(0.4)%	3.2	1.3%
Structural balance(4)	1.9	1.1%	(1.4)	(0.8)%	(5.2)	(3.0)%	(4.3)	(2.0)%	(2.7)	(1.1)%
Non-financial public institutions balance	4.6	2.6%	2.4	1.3%	3.0	1.7%	5.0	2.3%	N.A.	N.A.
Consolidated non-financial public sector surplus/(deficit)	18.0	10.4%	9.8	5.4%	(4.3)	(2.5)%	4.1	1.9%	N.A.	N.A.

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196.
(3)	Includes capital gains for the sale of companies in which the State had participation, such as Edelnor (renamed E-CL), which was sold by Codelco in 2010.
(4)	Reflects the amount that revenues and fiscal spending would reach if the GDP growth were at its trend level and the price of copper were at the medium-term price; therefore, it excludes the effects of cyclical fluctuations economic activity and the price of copper.

Source: Budget Office.

Public sector revenues increased to US$57.0 billion in 2011 from US$46.8 billion in 2010, largely as a result of increased net taxes to US$43.7 billion from US$34.4 billion, which represented an increase of 16.2% as compared to 2010. The increase in net taxes primarily reflected the 6.0% growth in GDP in 2011, secondly temporary changes of some tax rate and the higher price of copper. This rose to an annual average of US$4.00 per pound as compared to US$3.42 per pound in 2010.

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The following table sets forth a summary of public sector accounts in the first half of 2012 and the same period in 2011 (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

	January 1, 2011 – June 30, 2011		January 1, 2012 – June 30, 2012
Current Revenues and Expenditures
Revenues	29.6	23.7%	30.4	23.9%
Net taxes(1)	22.6	18.1%	24.1	19.0%
Copper revenues(2)	3.4	2.7%	2.5	2.0%
Social Security contributions	1.7	1.3%	1.8	1.4%
Donations	0.1	0.1%	0.0	0.0%
Real property incomes	0.5	0.4%	0.5	0.4%
Operational revenues(3)	0.6	0.5%	0.7	0.5%
Other revenues	0.6	0.5%	0.7	0.5%
Expenditures	20.2	16.2%	21.2	16.7%
Wages and salaries	5.0	4.0%	5.3	4.2%
Goods and services	2.3	1.9%	2.1	1.6%
Fixed capital consumption	0.0	0.0%	0.0	0.0%
Interest on public debt	0.7	0.5%	0.8	0.6%
Transfer payments	6.9	5.5%	7.7	6.1%
Transfers to social security	5.2	4.1%	5.2	4.1%
Others	0.0	0.0%	0.1	0.1%
Capital Revenues and Expenditures
Revenues
Asset sales	0.0	0.0%	0.0	0.0%
Expenditures
Investment	1.7	1.4%	1.9	1.5%
Capital transfers	2.0	1.6%	2.1	1.7%
Fixed capital consumption	0.0	0.0%	0.0	0.0%
Net acquisition of non-financial Assets	3.7	3.0%	4.0	3.1%
Central government balance	5.7	4.6%	5.2	4.1%
Structural balance(4)	N.A.	N.A.	N.A.	N.A.
Non-financial public institutions	N.A.	N.A.	N.A.	N.A.
Consolidated non-financial public sector surplus/(deficit)	N.A.	N.A.	N.A.	N.A.

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196.
(3)	Includes capital gains for the sale of companies in which the State had participation, such as Edelnor (renamed E-CL), which was sold by Codelco in 2010.
(4)	Reflects the amount revenues and fiscal spending would reach if the GDP growth were at its current trend level and the price of copper were at the medium-term price; therefore, it excludes the effects of cyclical fluctuations in economic activity and the price of copper.

Source: Budget Office.

2012 Budget

On December 15, 2011, the 2012 budget law (Law No. 20,557) for the government and public sector agencies was published in the Official Gazette. The US$60.3 billion budget represented a 6.0% increase in total expenditure from 2011. This includes a 5.2% increase in social expenditure compared to 2011, aimed at consolidating the social safety net provided by the government. As a result, social expenditures represent more than 66% of total expenditures.

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The budget’s main expenses are in social security, totaling more than US$16.6 billion; education, with more than US$11.3 billion; and health, with more than US$9.5 billion.

The following table sets forth effective central government expenditures for 2011 and estimated for 2012:

Central Government(1)
(in billions of pesos, except percentages)

	Budget Law 2011	Percentage Growth(2)	Actual Expenditures 2011	Percentage Growth(2)	Budget Law 2012	Percentage Growth(3)

Current Expenditures	22,212	4.1%	21,735	1.9%	22,990	5.8%
Capital Expenditures	5,468	17.1%	5,124	9.7%	5,471	6.8%
Total Expenditures	27,680	6.4%	26,860	3.3%	28,461	6.0%
Social Expenditures	18,417	6.2%	17,878	3.1%	18,816	5.2%

(1)	Calculated using constant pesos of 2012.
(2)	Budget Law 2011 and actual expenditures 2011 compared with actual expenditures of 2010.

Source: Budget Office.

On July 9, 2012, the Ministry of Finance changed its estimate of GDP growth from 5.0% to 4.7% for 2011, based on the impact of external economic issues on the Chilean economy.

Pursuant to the structural balance policy rule (see “Fiscal Policy Framework — Structural Balance Policy Rule”), budgeted expenditures are based on long-term revenues known as structural fiscal revenues. Structural fiscal revenues are determined by reference to projected economic activity, which is based on capital and labor conditions and an estimated copper price determined by independent economic experts. Expected government revenues are projected by the government’s Budget Office and included in the government’s annual budget presented to Congress (see “–Budget Law and Political Initiative”).

The following table shows 2012 budget assumptions presented to Congress in September 2011 to calculate the structural fiscal revenues.

2012 Budget Assumptions for Structural Balance

2012 Budget Assumptions
Trend Real GDP growth (Average % change for the next 10 years)	4.9%
Long Term Copper price (US$ cents/lb.)	302.0
Long Term Molybdenum (US$/lb.)	23.0

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The following table shows 2012 budget assumptions presented to Congress in September 2011 and their revisions made in July 2012:

2012 Budget Assumptions for Effective Balance

	Initial 2012 Budget Assumptions (1)	Revised 2012 Budget Assumptions (2)
Real GDP growth (% change compared to 2011)	5.0%	4.7%
Real domestic demand growth (% change compared to 2011)	5.5%	5.2%
CPI (% change December 2012 compared to December 2011)	2.9%	2.7%
Annual average nominal exchange rate (Ps./US$)	472.0	500.0
Copper price (US$ cents/lb.)	370.0	355.0
Molybdenum (US$/lb.)	14.8	13.8

(1)	As of September 2011.
(2)	As of July 2012.

Source: Budget Office.

Based on the initial macroeconomic assumptions, the estimated revenue levels of the central government for 2012 are expected to lead to a real GDP decrease of 1.4% compared to 2011. This decrease is mainly due to decrease in revenues coming from Codelco (transfers and taxes) estimated to be 24% less than 2011, which is partially offset by the increase of tax revenue from private mining companies and others contributors, which grew by 6.5% and 1.7%, respectively.

The new assumptions forecast a 0.8% increase in government revenue over the initial 2012 budget law assumptions. Public spending is expected to meet the initial 2011 budget assumptions.

Taking into consideration this updated forecast, an estimated fiscal deficit of US$0.7 billion or 0.3% of GDP is expected for 2012, before cyclical adjustments, which is different than the 0.4% of GDP estimated fiscal deficit contained in the initial 2012 budget. After cyclical adjustments, a structural fiscal deficit of 1.1% of GDP is estimated for 2012 instead of a structural fiscal deficit of 1.5% of GDP estimated in the initial 2012 budget.

Government Revenue

Taxation

Chile’s tax structure includes indirect and direct taxes.

Indirect taxes represent the largest source of tax revenue and include the value-added tax (VAT), specific consumption taxes and customs duties.

VAT is levied at the single rate of 19% on the sales of goods and services, as well as on imports. There are limited exemptions, principally in the area of exports of goods and services and the performance of professional and independent personal services. VAT charged on goods sold and services rendered represents for the taxpayer a fiscal debit that must be declared and paid on a monthly basis, after deducting the fiscal credit represented by VAT borne on purchases, imports or services received for the same tax period or the accumulated unused balance from prior periods.

Specific consumption taxes include taxes for fuel, tobacco and beverages. In 2010, the government raised the tobacco tax to approximately Ps. 2.60 per cigarette and 62.3% of the sale price per package to help finance earthquake reconstruction efforts.

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Custom duties consist of an ad valorem tax on imports. The tax rate is 6%, although the effective tariff was 1.02% in 2011 because of the volume of imports that benefit from the free trade agreements signed by Chile.

Direct taxes include the corporate income tax and personal income tax. Corporate income is annually taxed under the so-called first category tax at a rate of 17%. Taxable income corresponds to income as shown in the financial statements, adjusted upwards or downward to abide by the Chilean income tax law provisions (first category tax used to be 15% but has increased up to the current rate of 17% due to changes in the income tax law enacted in year 2001). The first category tax paid by the business entity may be credited against the tax assessed on dividends or profit distributions to equity holders, owners in the case of individual business entities, or holding entity main office in the case of local branches of foreign companies.

As part of the government’s Reconstruction Act, enacted to finance the earthquake and tsunami reconstruction efforts, the first category tax rate increased temporarily. Corporate income accrued or received during 2012 is taxed at 18.5%, as compared to 20% in 2011. From 2013 onwards, the rate will return to 17%. However, under the tax reform recently approved by Congress, this first category tax will be subject to a permanent 20% basis (See “Tax Reform to Finance Education Reform”).

Domiciled individuals are subject to a personal progressive tax on gross income with a rate up to 40% (though the progressive tax on wages and salaries is different from the progressive personal tax on other source income, the effective tax burden is similar regardless of the source of income.) Non-domiciled and non-resident individuals and entities are subject to the so-called additional tax, a withholding tax that applies to income of Chilean source and to certain specific payments defined in the law. This tax is assessed at a general rate of 35%. However, certain payments are subject to lower rates or are exempt from withholding taxation. The local taxpayer who pays these amounts is usually liable for withholding and paying the tax to the Chilean Treasury.

As part of the Reconstruction Act the government maintained the current maximum stamp tax rate of 0.6% on a permanent basis. This is less than the rate of 1.2% that would have otherwise been effective as of July 1, 2010.

Generally, interest income paid to individuals or legal entities non-domiciled in Chile is subject to the additional tax at a rate of 35%. There is, however, a reduced rate of 4% applicable to interest paid to foreign banks and financial institutions, among others.

In an effort to combat the effects of the recent global financial crisis, in January 2009, the government announced certain tax cuts to increase personal income, stimulate investment, temporarily reduce the cost of credit and alleviate restrictions on corporate cash flows. These measures included a temporary suspension of stamp tax for all credit transactions in 2009, a postponement of the reversal of a temporary gasoline tax reduction, a proposal for a temporary reduction in monthly provisional tax payments and an acceleration of partial personal income tax refunds for the 2010 tax year. The Ministry of Finance estimates that these measures reduced 2009 tax revenues by US$1.3 billion.

The following table sets forth the composition of the central government’s tax revenues for the periods indicated:

	2007	2008	2009	2010	2011

Value-added tax	41.9%	48.0%	52.8%	47.8%	45.2%
Income tax	44.6%	39.3%	34.0%	40.2%	42.6%
Other taxes on goods and services	11.1%	10.1%	9.8%	10.0%	9.6%
Foreign trade tax	1.9%	1.9%	1.2%	1.5%	1.4%
Other taxes	0.6%	0.7%	2.2%	0.5%	1.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Budget Office.

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Tax Reform to Finance Education Reform

In order to fund education reform proposals, Chile plans to implement a series of permanent tax increases in the coming years. These tax increases aim to provide enhancements to education programs of all levels without altering the structural deficit goal of 1% by 2014.  In April 2012, the government announced a tax reform package, which was amended and subsequently approved by Congress in September 2012. The tax reform package made a number of changes, including:

•	an increase to the first category tax, which applies to businesses, from the current 17% to a permanent 20% basis;

•	a tax reduction primarily for individuals having a monthly income between Ps. 534,195 (approximately US$1,084) and Ps. 2,769,900 (approximately US$5,621);

•	a decrease of the stamp tax applied to credit transactions with a reduction, at most, from 0.6% to 0.4%; and

•	an annual tax benefit of up to Ps. 100,000 (approximately US$ 203) on education expenses per child for families with a monthly income of up to UF 66 (approximately US$3,021).

The Ministry of Finance estimates that these changes will provide approximately US$1 billion each year to help fund the educational reform.

Tax Measures for Foreign Investors

•	Income earned by certain foreign institutional investors, such as mutual funds and pension funds, from trading in shares of listed companies, whose shares are substantially and regularly traded on a stock exchange, or from trading in bonds or other public traded debt securities issued by the Central Bank, the State of Chile or enterprises established in the country, is exempt from income taxes provided that the trade to which the income relates is made on a stock exchange, or as a result of a tender offer, or by other means authorized by the SVS. The previous government administration proposed to extend the exemption on capital gains taxation to other securities, which is currently pending before Congress.

•	Chile applies transfer pricing rules in transactions between related parties. In this regard, the Income Tax Law provides for the application of the following methods: cost plus method, resale method and a reasonable profitability method. Provided no internal comparables exist, the Chilean tax administration may challenge transfer prices on the basis of information available in the international market regarding the value of the same type of goods or services.

•	The Chilean government has entered into, and is currently negotiating with other countries, international agreements to avoid double taxation and to prevent tax evasion, most of these agreements are or will be based on the OECD model agreement. The following table shows the status of these agreements as of the date of this prospectus:

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Status of the Agreement

In force	Belgium, Brazil, Canada, Colombia, Croatia, Denmark, Ecuador, France, Ireland, Malaysia, Mexico, Norway, New Zealand, Paraguay, Peru, Poland, Portugal, Spain, Sweden, Switzerland, South Korea, Thailand and United Kingdom.

Signed	Australia, Russia and the United States.

Negotiation concluded	South Africa.

In negotiation	China, Cuba, Czech Republic, Finland, Germany, Holland, Hungary, Kuwait and Venezuela.

The Treaty with the United States is currently pending congressional approval. In June 2012, Argentina delivered a notice of termination of its double taxation treaty with Chile.

Government Expenditures

Government expenditures are financed principally through the collection of value-added taxes, excise taxes, income taxes, tariffs and other minor taxes, as well as operational revenues, social security revenues and transfers from state-owned companies. In 2011, tax revenues represented 17.6% of GDP.

In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance. Between 2007 and 2011, public expenditures grew in real terms at an average annual rate of 9.0% per year.

The largest category of the government’s expenditure is social programs, particularly social security, health and education. In 2011, social programs accounted for 66.6% of total government expenditures. During the period from 2007 to 2011, social expenditures grew in real terms at an average annual rate of 9.0%.

Interest payments on public debt amounted to 2.6% of expenditures in 2011, representing 0.6% of GDP.

The following table provides a summary of government expenditures by category for the dates indicated:

Central Government Expenditures
(in billions of constant 2011 Pesos)

	2007	2008	2009	2010	2011

National administration(1)	3,645	3,485	4,155	4,873	5,063
Social programs
Health	2,948	3,156	3,848	4,156	4,361
Housing	275	320	343	368	378
Social security	5,650	5,991	7,114	7,456	7,615
Education	3,188	3,682	4,256	4,501	4,643
Other social programs	190	237	261	300	309
Total	12,252	13,386	15,822	16,780	17,306
Economic programs(2)	2,676	3,226	3,510	3,521	3,632

Total central government expenditures	18,572	20,098	23,487	25,174	26,001
Interest payments of Public debt	603	468	498	555	676

(1)	Includes government, defense, justice and security functions.
(2)	Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source: Budget Office.

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Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•	Litigation: As explained below, the central government and other state-owned agencies face private lawsuits. If the courts rule against the government or if a settlement is agreed, distributions to private institutions will be required. In this regard the state paid approximately CLP 4.836 billion (approximately US$9.5 million as of June 2012) in connection with final court rulings issued in the first half of 2011.

•	Infrastructure Concessions Program Guarantees: Some contracts between the government and a concessionaire establish minimum revenues to the private operator that are guaranteed by the government. If the effective revenues are less than this minimum, the government must finance the difference. In this regard, in 2011 the government paid approximately CLP13.3 billion (approximately US$26.1 million as of June 2012).

•	Banks Time-Deposits Guarantee: Time deposits have a 90% government guarantee in the case of bank default, with a cap of UF 108 (approximately US$4,794.00 as of June 2012) per individual. As there have been no bank defaults in Chile since this guarantee was put in place, the government has never had to pay on these guarantees. The government believes that in light of current risk ratings, it is unlikely that its guarantee will be called upon in the near future. In 2011, the estimated maximum fiscal exposure associated with the guarantee, assuming all banks default, would have corresponded to 1.32% of GDP.

•	Pensions Guarantee: The Chilean social security pension system provides a minimum pension guarantee such that pensioners who have made contributions for at least 20 years but have not saved enough money to reach the minimum pension amount receive the difference from the government. In July 2008 new pension reforms came into force that gradually raise the established minimum guaranteed by the state by establishing basic pensions for the elderly and the handicapped even if they have not contributed or did so for less than 20 years. For 2011, the government’s expenditures under the pension system were 0.8% of GDP and are expected to gradually increase to 1.0% of GDP beginning in 2025. In order to guarantee the sustainable financing of the new pension system, the government created a Sovereign Wealth Fund named Pension Reserve Fund.

•	Pension Reform Bonds: The pension reform bonds, which reached their peak value of 21.2% of GDP in 1997, equaled 3.6% of GDP at March 31, 2012 and are expected to progressively decrease until they equal less than 1% of GDP by 2020.

•	Debt Guarantees: At March 31 2012, the total value of debt guaranteed by the government equaled 1.4% of GDP. Of these guarantees, 55% guarantee debt incurred by Metro, 11% guarantee the debt of EFE and 33% guarantee the debt related to the financing of higher education (authorized by the Act No. 20,207).

•	University Loan Guarantees: Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts lent to university students and not repaid after they finish or otherwise terminate their studies. The Treasury is authorized to withhold the amounts due from the salaries or tax reimbursements of the original student debtors to recover amounts paid to universities. As of November 2011, the government’s maximum exposure under the program for 2011 was 0.49% of GDP. In recent years, however, few, if any, banks have called upon this guarantee.

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•	CORFO Hedge Funds. Since 1985 the CORFO has been implementing different mechanisms to guarantee liabilities for the financing of productive activities. With that purpose the 2003 Budget Law and Decree No. 793 of the Ministry of Finance created a Hedge Fund and allowed CORFO to contract indirect liabilities up to eight times its capital. The total amount of the guaranteed liabilities as of August 30, 2010 totaled approximately Ps. 585.89 billion (approximately US$1.15 billion as of June 30, 2012).

•	Small Enterprise Guarantees Fund (FOGAPE): The FOGAPE is a fund designated to guarantee the financing granted by public or private financial institutions to small companies. Its potential market segment are small companies meeting one of the following requirements: a) companies with maximum annual sales of UF 25,000 (approximately US$1.1 million as of June 2012); b) exporting companies with annual average sales in two previous calendar years of no more than US$ 16.7 million; or c) nonprofit legal entities and “sociedades de personas” (partnerships where the specific qualities of the partners is the reason for their enterprise together, such as limited liability companies) for irrigation and other infrastructure projects. However, in addition to the requirements above, Law No. 20.318 allowed, for a 24-month period beginning January 2009, the use of the fund for companies with sales between UF 25,000 and 500,000 (approximately US$22.2 million as of June 30, 2012). While the final number has not been reported, in the year 2011 the amount of guarantees granted by FOGAPE is expected to total UF 36.5 million (approximately US$ 1.6 billion as of June 30, 2012), covering 65,000 transactions with a total financing of UF 54 million (approximately US$ 2.46 billion as of June 30, 2012) with a leverage of 9.13 (the maximum level of leverage allowed by SBIF was 11 times FOGAPE’s equity.

Government Litigation

Chile and many governmental agencies are currently and in the future may be subject to lawsuits before various courts. Although Chile is actively defending current disputes through the Council for the Defense of the State (Consejo de Defensa del Estado — CDE), other specialized agencies and/or private domestic and international law firms, no assurances can be given regarding their outcome.

In 2000, Argentina brought a consultation with Chile to the WTO regarding the price band system and certain safeguard measures applicable to various agricultural products, including wheat and wheat flour. In compliance with the Dispute Settlement Panel’s (DBS) ruling, Chile enacted Law No. 19,897 establishing a new price band system. In December 2005, Argentina requested the appointment of a compliance panel on the grounds that the measures adopted by Chile failed to comply with the prior ruling and its recommendations. In May 2007, an appellate body decided that by continuing to maintain a border measure similar to a variable import levy and to a minimum import price, Chile was acting in a manner inconsistent with the WTO’s Agreement on Agriculture and had failed to implement decision of the DSB. To comply with this ruling, the government introduced a bill to reform the band price system, which is currently pending in Congress.

Domestically, Chile is subject to lawsuits before its local courts seeking redress for damages allegedly caused by the actions of public institutions or civil servants. The legal defense is mainly undertaken by the Council for the Defense of the State. As of June 30, 2011, there were approximately 25,000 active cases throughout the country, with aggregate claims for Ps.4,700,000 million, involving expropriation, criminal, civil, tax and other matters.

Claims against Chile regarding infrastructure concessions are resolved by a special arbitral system. As of November 30, 2011, the disputes pending before the arbitral system amounted to approximately 0.2% of GDP, while the amounts the government has had to pay approximately 43% of the claims. (See “The Economy – Privatization and Infrastructure – Public Works — Infrastructure Concessions”).

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Government-owned Enterprises

The following table sets forth the government’s share ownership for the principal state-owned enterprises as of March 31, 2012:

	Percentage of State Ownership at March 31, 2012	Total Assets Value at March 31, 2012 (in millions of US$)	Total Assets as a Percentage of GDP at March 31, 2012
Main Public Sector Enterprises:
Banco Estado (financial)	100%	41,907.7	15.83%
Codelco (copper)	100%	21,298.0	8.04%
ENAP (oil and gas)	100%	6,325.7	2.39%
Enami (mining)	100%	1,218.3	0.46%
EFE (railway)	100%	1,895.6	0.72%
Metro S.A. (Santiago’s subway)	100%	5,772.7	2.18%

Source: Budget Office.

Banco Estado

Banco Estado is an autonomous commercial bank, wholly owned by the state, subject to the same laws and regulations as Chilean private-sector banks and supervised by the SBIF. It is one of the major players in the Chilean banking sector. As of December 31, 2011, Banco Estado had 342 branches and over 7.6 million savings accounts. It offers comprehensive financial services throughout the country, with an extensive network of electronic distribution channels and branches extending to rural areas as well. It also contributes to the development of the local economy, playing a significant role in permitting credit access for small- and medium-sized enterprises and in savings for small investors.

Up to 100% of Banco Estado’s annual net earnings may be transferred to the General Treasury of the Republic (Tesorería General de la República – the Chilean Treasury) and, since 2003, the government has authorized the capitalization of part of its retained profits. In 2007 and 2008, however, due to increasing capital requirements, the government authorized Banco Estado to remit only 5% of its annual net revenue to the Chilean Treasury, amounting to US$5.3 million and US$79.8 million, respectively. In 2008 a US$500 million capital increase was approved by law. In 2009, in an effort to mitigate the effects of the international financial crisis, Banco Estado was recapitalized with US$500 million.

In 2009, 2010 and 2011, Banco Estado reported profits of US$107.3 million, US$181.0 million and US$206.2 million, respectively. Banco Estado was authorized to retain 11.3% of these profits in 2009, and 80.0%, in the last two years.

Banco Estado accesses the international capital markets from time to time, to issue bonds.

Codelco

Codelco is a wholly state-owned mining enterprise. Codelco’s mission is to maximize the value of its mineral resources for the benefit of its shareholder, the Republic of Chile, by fully developing its vast mining resources on a timely basis, leveraging its experienced workforce, utilizing its advanced technological assets in key areas and by executing strategic initiatives related to its (1) capital expenditure program, (2) improvement in operations, (3) exploration efforts, (4) investment in human capital and (5) mining association with third parties. For the year ended December 31, 2011, Codelco made a net income distribution to the Treasury amounting to US$1.5 billion. As part of its strategy to increase production and revenues, Codelco has undertaken several projects, business ventures and associations with certain private sector mining and non-mining enterprises.

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Under Chilean Law, Codelco’s net earnings are subject to an additional tax of 40% above and beyond the usual corporate income tax (applicable to the first category of corporate income), which the government temporarily increased from 17% to 20% for 2011 and 18.5% for 2012. Codelco is also subject to an additional mining tax that is based on its operating income each year. The effective rate of the mining tax was 5.7% for Codelco in 2011 and it is estimated to be approximately 5.9% for 2012. Income tax payments and other taxes by Codelco to the Chilean Treasury for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011 were US$6.5 billion, US$5.4 billion, US$2.1 billion, US$4.7 billion and US$5.3 billion, respectively.

In addition, the Reserved Copper Act (Law No. 13,196) sets forth the government’s obligation to contribute to the armed forces, for institutional development objectives only (e.g., renewal of war material and equipment), an amount equal to 10% of the total gross income procured by Codelco from the export sales of copper and its byproducts. Such funds are directly transferred by Codelco to the Chilean Treasury and then segregated in a special extra-budgetary treasury account; thus it acts as a 10% tax on Codelco’s copper sales. Transfers under the Reserved Copper Act were US$1.3 billion (0.81% of GDP), US$1.4 billion (0.80% of GDP), US$912 million (0.5% of GDP), US$1.3 billion (0.57% of GDP) and US$1.6 billion (0.68% of GDP) in 2007, 2008, 2009, 2010 and 2011, respectively. However, there is a bill under discussion in Congress that, if passed, would create a new model for financing the armed forces and would eliminate the contributions set forth in the Reserved Copper Act.

In January 2011, the government authorized Codelco to sell its equity interest in E-CL S.A. (formerly Edelnor S.A.) to the public and retain the difference between the cash proceeds (less expenses) and the book value, which amounted to US$375 million. The sale proceeds totaled US$1.1 billion, and the estimated book value of Codelco’s investment was US$672 million. In June 2012, the Ministries of Mining and Finance approved the capitalization of approximately 40% of 2011 net income, or US$800 million (in addition to the authorization for Codelco to retain the gain (less expenses) over the estimated book value of Codelco’s investment from the proceeds obtained in its sale of its equity interest in E-CL, announced after the sale in 2011). Since 2007, the government has authorized the capitalization and retention of almost US$3.2 billion within Codelco.

Codelco is the largest company in Chile in terms of sales and, as of December 31, 2011, it had 18,247 employees and 45,064 subcontracted workers. Codelco generally enjoys good relations with its labor force, having experienced very few disruptions or work stoppages.

On July 11, 2011, a one-day strike was called by the Federation of Copper Workers (FTC), which resulted in an approximately 5,000 metric ton decrease in production. Codelco and the FTC subsequently signed a framework agreement to regulate relations within Codelco between management and workers and to foster a dialogue concerning the competiveness of Codelco.

In November 2009, during Chile’s OECD admission process, new legislation was enacted reforming the corporate governance of Codelco. The new law enhanced the company’s transparency and independence by removing government ministers from the board and giving the board the power to appoint the Executive President (CEO). Following the November 2009 reforms, four of the board members are nominated by the National Civil Service Authority (Dirección Nacional del Servicio Civil), one is a representative of the company’s workers and three are appointed directly by the President.

Codelco recently settled a dispute with Anglo American, a multinational mining company, over ownership of Anglo Sur, a subsidiary of Anglo American operating in Chile. Anglo Sur owns and operates several mines and mineral deposits in Chile. Codelco acquired an option to purchase 49% of Anglo Sur in 2008 and announced its decision to exercise this option in October 2011. In November 2011, however, Anglo American announced the sale of a 24.5% interest in Anglo Sur to a third party and informed Codelco that this sale would prevent Codelco from acquiring the entire 49% stake in Anglo Sur. Codelco filed suit in response, arguing that Anglo American's sale of Anglo Sur violated Codelco's rights under the option. In August 2012, Codelco and Anglo American reached a settlement agreement that allowed Codelco to acquire, among other assets, an indirect 24.5% stake in Anglo Sur for US$1.7 billion.

Codelco’s gross profit in 2011 was US$7.2 billion and US$7.0 billion in 2010.

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ENAP

ENAP is a holding enterprise wholly owned by the government and dedicated to the exploration, development and production of crude oil wells, both in Chile and abroad. ENAP also engages in the refining of crude oil to be sold to private distributors. ENAP was incorporated in 1950 and after a long development process, it diversified its corporate activities and objectives from the production of crude oil wells in Chile to the refining and export of oil products, and the exploration and development of oil wells in several countries around the world. In May 2010, the government transferred responsibility for ENAP from the Ministry of Mining to the Ministry of Energy, with the Minister of Energy now serving as chairman of ENAP’s board of directors.

In 2009, Enap returned to profitability, reporting profits of US$242 million due largely to higher oil prices. After applying the 40% special income tax for state-owned-enterprises, final earnings amounted to US$200 million. This represented a turnaround of the losses reported in 2008 of US$958 million, which were mainly caused by the sharp fall in oil prices between August and December 2008, excess purchases and inventories, the lack of Argentine natural gas for the operation of the Enap refineries, the higher costs of electricity, and significant fluctuations in the exchange rate.

In 2010, ENAP’s total sales amounted 13.5 million cubic meters of crude oil and its by-products, of which 12.8 million cubic meters correspond to the local market, supplying 72.3% of the total national fuel demand. Approximately 0.47 million cubic meters of crude oil and by-products were exported to the U.S., Peru and other regional countries. As of December 31, 2010 ENAP presented revenues of US$8.18 billion, net profit of US$70.1 million and EBITDA of US$402 million. Income tax payments and profit distribution by Enap to the Chilean Treasury for the fiscal years ended December 31, 2007, 2008, 2009 and 2010 were US$148.1 million, US$81.2 million, US$7.2 million and US$4.7 million, respectively. The amount of income tax payments and profit distribution for 2011 is not yet available.

In 2011, ENAP’s total sales amounted 12.6 million cubic meters of crude oil and its by-products, of which 12.02 million cubic meters correspond to the local market, supplying 65.5% of the total national fuel demand. Approximately 0.56 million cubic meters of crude oil and by-products were exported to the United States, Peru and other regional countries. As of December 31, 2011 ENAP presented revenues of US$10.8 billion, losses of US$66.9 million and EBITDA of US$372.4 million.

ENAP accesses local and international capital markets from time to time mainly to issue bonds and to incur bank debt.

Metro

Metro is a wholly government-owned company and its mission is the development, construction and operation of an urban rail network, which covers the city of Santiago and includes stations and maintenance workshops and which is mainly underground. In 2011, the railway network was composed of five interconnected lines totaling approximately 103 kilometers long and 108 stations servicing approximately 640 million passenger trips per year and counting 967 wagons and cabins. The company has embraced a dynamic expansion plan, which is incorporated in the Plan Transantiago. According to the expansion plan, it is expected that by the end of 2018, the railway network will be composed of seven interconnected lines totaling approximately 140 kilometers long and 136 stations.

In 2011, Metro’s total income amounted to approximately US$441 million, derived mainly from ticket sales, leasing advertising and commercial space, leasing and selling real estate, vending machines and providing telecommunication services. As of December 31, 2011, current and long-term liabilities totaled US$149 million and US$2.3 billion, respectively. Nevertheless, due to large asset depreciation costs, the company historically has not recorded profits and therefore has not made contributions to the Chilean Treasury.

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Enami

Enami is a wholly government-owned enterprise devoted to the development of small and medium-scale mining companies by facilitating their access to the precious metals market under competitive conditions. To meet these goals, Enami conducts the following operations:

•	Mining Development. This operation involves mining-venture financing, technical assistance for the preparation and evaluation of projects, allocation of credit resources for the implementation of feasible projects, and access to the market by means of authorized ore purchases;

•	Ore Processing. Enami transforms sulfide and oxide ores with law copper grades into smelting products, concentrates and precipitates. Beginning in 2003, Enami produces cathodes electrowining (EW) from oxidized ore processing; and

•	Smelters and Refinery. This operation involves Enami’s main assets ensuring the processing of the production of small and medium sized mining firms, under the same terms as those offered to large-scale producers in Chile. In 2005, the Ventanas foundry and smelting facility was transferred to Codelco. Enami used the proceeds of this sale to pay down its debts and begin to transfer profits to the Chilean Treasury.

In 2009 and 2010, Enami reported gross profits of US$24.3 million and US$15.1 million, respectively. For 2011, Enami reported losses for US$70.7 million, in part due to a recent inventory revaluation.

EFE

EFE is a state-owned enterprise dedicated to the development and management of railway infrastructure. EFE’s business is divided into two segments: passenger and cargo transportation services. EFE’s passenger business is conducted through four affiliated operating companies: Metro Regional de Valparaíso S.A.(MERVAL), Trenes Metropolitanos S.A. (TMSA), Servicio de Trenes Regionales Terra S.A. (TERRA), and Ferrocarriles Suburbanos de Concepción S.A. (FESUB). At the end of 2011, TMSA began the absorption process of TERRA, the impact of which may begin to be seen at the end of 2012.

Chile currently has a rail network of approximately 2,140 kilometers that extends from Regions V to X. EFE is responsible for ongoing maintenance of, and improvements to the tracks, the signaling, electrification and communication systems, control centers and the stations.

EFE accesses local and international capital markets from time to time mainly to issue bonds and to incur bank debt.

In 2011, EFE reported losses for US$289 million compared to losses of US$247 million in 2010. This decrease was largely due to less favorable exchange rate fluctuations, which affected the peso value of EFE’s dollar-denominated debt. EBITDA losses decreased due to the implementation of efficiency plans in the company (US$49.5 million in 2011, compared to losses of US$72 million in 2010).

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Public Sector Debt

External Debt

Chile’s total public sector external debt amounted to US$3.7 billion in 2007, US$2.9 billion in 2008, US$2.5 billion in 2009, US$4.1 billion in 2010, US$5.3 billion in 2011 and US$4.6 billion as of March 31, 2012. The ratio of public sector external debt to GDP reached 2.1% in 2008, 1.4% in 2009 and 1.9% in 2010. Chile is current on all IMF and other multilateral obligations.

The following table sets forth information regarding public sector external debt:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of December 31,					Six Months Ended June 30
	2007	2008	2009	2010	2011	2012

IDB	550.5	591.0	632.0	611.7	602.0	570.5
IBRD (World Bank)	354.4	200.1	214.9	189.2	125.9	119.8
Bonds	2,517.0	1,929.2	1,488.3	3,069.6	3,668.6	3,687.8
IDA (World Bank)	1.7	0.5	-	-	-	-
Others	232.6	214.2	194.9	224.9	884.7	234.9
Total	3,656.2	2,935.0	2,530.1	4,095.4	5,280.5	4,613.0

Source: Budget Office.

The following table sets forth public sector external debt, by currency as of the date indicated:

Public Sector External Debt, by Currency
(in millions of US$)

	As of December 31, 2011	Six Months Ended June 30, 2012

United States Dollar	4,358.2	3,678.9
Euro	88.6	81.3
Chilean Pesos	832.9	852.1
Other	0.8	0.7
Total	5,280.5	4,613.0

Source: Budget Office.

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The following table sets forth amortization of gross public sector external debt:

Amortization of Gross Total Consolidated Public Sector External Debt(1)
(in millions of US$)

	Outstanding as of December 31, 2011	2012	2013	2014	2015	2016	2017	2018 to Final Maturity
Central Government:
Multilateral organizations	728	60	67	80	80	80	75	286
Bilateral creditors	231	17	13	19	21	21	21	120
Treasury bills	—	—	—	—	—	—	—	—
Treasury bonds	4,321	653	836	—	—	—	—	2,833
Other creditors	—	—	—	—	—	—	—	—
Total	5,280	730	916	99	101	101	96	3,238

Central Bank of Chile:
Multilateral organizations	97	—	—	—	—	—	—	97
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	—	—	—	—	—	—	—	—
Other creditors	—	—	—	—	—	—	—	—
Bonds issued locally hold by foreign investor	292	—	—	—	—	—	—	292
SDR allocations (IMF)(2)	1,254	—	—	—	—	—	—	1,254
Total	1,643	—	—	—	—	—	—	1,643

Banco Estado:
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	828	828	—	—	—	—	—	—
Banco Estado NY	857	482	313	31	31	—	—	—
Subtotal	1,685	1,310	313	31	31	—	—	—
Other creditors	501	10	—	—	—	—	—	491
Total	2,186	1,320	313	31	31	—	—	491

Non-financial public enterprises(3):
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	3,116	380	569	365	945	473	174	210
Bonds	7,298	890	500	650	—	—	—	5,259
Other creditors	61	4	4	4	4	4	4	36
Total	10,475	1,274	1,073	1,019	949	478	179	5,504

Total Gross Public Sector External Debt	19,584	3,324	2,302	1,149	1,081	579	275	10,876

(1)	Includes medium- and long-term external debt.
(2)	Special Drawing Rights (Derechos Especiales de Giro) are an international reserve asset created by the IMF.
(3)	Does not include EFE debt.

Source: Central Bank, Budget Office, Banco Estado and Treasury.

Private Sector External Debt Guaranteed by the Central Government

As a consequence of the 1982-1983 financial crisis and the subsequent privatization of public sector enterprises with outstanding external debt, the central government is the guarantor of a small portion of the private sector’s external debt. It is the government’s policy not to guarantee new private sector obligations. The contingent liabilities of private sector guarantees of the government fell steadily between 1999 and 2004, and ended in 2005, as shown in the following table.

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Public and Private Sector Medium- and Long-Term External Debt Guaranteed
by the Central Government (In millions of US$)

As of December 31,	Public Sector	Private Sector

2000	506	92
2001	350	72
2002	527	55
2003	547	27
2004	588	11
2005	239	—
2006	355	—
2007	369	—
2008	526	—
2009	544	—
2010	556	—
2011	509	—
2012 (through June 30)	466	—

Source: Treasury.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt for the periods indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$)

	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012(2)
Medium- and long-term debt
Public sector(1)	10,340	9,491	11,364	15,950	18,684	19,490
Private sector	34,057	40,189	44,733	51,741	60,447	61,451
Total medium- and long-term debt	44,397	49,680	56,097	67,691	79,131	80,941
Short-term debt
Public sector(1)	1,370	2,164	1,867	1,139	1963	1,883
Private sector	7,652	11,876	13,967	15,311	17,484	20,197
Total short-term debt	9,022	14,040	15,834	16,451	19,448	22,106
Total short-, medium and long-term debt	53,419	63,720	71,931	84,141	98,579	103,048
Use of IMF credit	0	0	0	0	0	0
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	36.5	40.6	46.6	56.3	56.6	63
Total public(1) and private external debt/GDP	30.9%	35.4%	41.6%	38.9%	39.6%	39.5%
Total public(1) and private external debt/exports	77.9%	98.8%	129.7%	118.7%	121.1%	N.A.

(1)	Includes central government, Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Preliminary.

Source: Central Bank.

Central Government External Bonds

As of June 30, 2012, Chile’s external indebtedness incurred through bond issuances was composed of the following: 5.5% US$1,000,000,000 Bonds due January 15, 2013; 3.875% US$1,000,000,000 Notes due August 5, 2020; 5.5% CLP 434,345,000,000 Notes due August 5, 2020 and 3.25% US$1,000,000,000 Notes due September 14, 2021. From 2004 to 2006, the Republic repurchased US$164,363,000 of the bonds due in January 15, 2013.

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Central Government Internal Bonds

In 2003 the Chilean Treasury issued long-term debt securities (20 years) in UF, which issuance is known as BTU-20, in an aggregate principal amount of approximately US$363 million, as of December 31, 2003.

Although this issuance was part of the financing plan of the government, a key reason for this new debt program was the need to further develop the domestic financial market in view of its integration with the international markets. This also explains why the Chilean Treasury has continued issuing debt, as reflected in the following table:

Treasury Bond Issuances in the Local Market
(in millions of US$)

				As of December 31
	BTP-5	BTP-7	BTP-10	BTP-20	BTU-5	BTU-7	BTU-10	BTU-20	BTU-30	Total

2003	—	—	—	—	—	—	—	363	—	363
2004	—	—	—	—	—	—	—	773	—	773
2005	—	—	—	—	—	—	385	385	—	770
2006	—	—	—	—	—	—	—	—	—	—
2007	—	—	343	—	—	—	—	400	—	743
2008	—	—	318	—	—	—	—	702	583	1,603
2009	336	—	474	—	558	—	1,034	412	414	3,227
2010	—	—	801	—	641	1,099	1,557	1,374	1,374	6,847
2011	—	863	863	—	855	769	769	727	727	5,573
2012 (through June 30, 2012)	—	—	348	228	449	213	423	307	314	2,282

Source: Ministry of Finance.

During 2004, the Chilean Treasury issued a BTU-20 raising the total amount outstanding to US$773 million. In 2005, the Chilean Treasury again issued a BTU-20 in an aggregate principal amount of US$385 million and also a BTU-10 (10 years) amount of US$385 million.

In 2006, the Chilean Treasury did not issue any long-term debt securities. In 2007, issued a BTU-20 for US$400 million and a 10 year new bond was issued, denominated in Chilean pesos (known as BTP-10) for US$343 million.

In 2008 the Chilean Treasury launched a new 30 year bond (BTU-30), which with the addition of the previously issued BTU-20 and BTP-10, resulted in a total amount outstanding of US$1.6 billion, or 1.0% of GDP. This new bond was equivalent to US$583 million; the BTU-20 was equivalent to US$702 million; and the BTP-10 was equivalent to US$318 million. The increased treasury bond issuances in 2008 were intended to help develop the domestic financial market and meet internal and external debt obligations equivalent to 1.8% of GDP (including social security obligations), during a year in which the central government had a fiscal surplus equivalent to 5.2% of GDP.

In 2009 the Chilean Treasury launched two new five year series of bonds (BTP-5 and BTU-5) and issued again BTU-10. The bonds issued in 2009 were equivalent to US$1.9 billion; the BTP-5 was equivalent to US$336 million; the BTU-5 was equivalent to US$558 million; the BTP-10 was equivalent to US$474; the BTU-20 was equivalent to US$412 million; and the BTU-30 was equivalent to US$414 million, resulting in an aggregate amount of US$3.2 billion outstanding, or 1.8% of GDP. Proceeds from the increased treasury bond issuances in 2009 were used to partially fund the 2009 fiscal deficit, which equaled 4.4% of GDP and to partially fund the repayment of internal and external debt obligations equivalent to 1.6% of GDP (including social security obligations). These issuances were also intended to further develop the domestic financial market.

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In 2010, the Chilean Treasury launched a new seven year series of bonds denominated in UF (BTU-7). The bonds issued in 2010 were equivalent to US$6.9 billion; the BTP-10 was equivalent to US$801; the BTU-5, BTU-7, BTU-10 were equivalent to US$641 million, US$1.099 billion, US$1.557 billion, respectively; and the BTU-20 and BTU-30 were each equivalent to US$1.374 billion.

In 2011, the Chilean Treasury launched a new seven year series of bonds (BTP-7: US$557 million denominated in pesos). The bonds issued from January 1, 2011 through June 30, 2011 were equivalent to US$3.1 billion; the BTP-10 was equivalent to US$159 million; the BTU-5 was equivalent to US$534 million, the BTU-7 and BTU-10 were each equivalent to US$488 million; and the BTU-20 and BTU-30 were equivalent to US$455 million and US$450 million, respectively.

In 2012, the Chilean Treasury launched a new twenty year series of bonds (BTP-20: US$228 million denominated in pesos). The bonds issued from January 1, 2012 through June 30, 2012 were equivalent to US$2.3 billion; the BTP-10 was equivalent to US$348 million; the BTU-5 was equivalent to US$449 million; the BTU-7 was equivalent to US$213 million; BTU-10 equivalent to US$423 million; and the BTU-20 and BTU-30 were equivalent to US$307 million and US$314 million, respectively.

The issuances since 2010 mainly were intended to further develop the domestic financial market.

Debt Service and Debt Restructuring

Chile has a long-standing tradition of prompt service of its external debt obligations, which was interrupted only in the 1930s. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending forced Chile to seek the rescheduling of certain obligations to commercial banks due in 1983 and 1984 and to obtain new loans from the banks. Chile agreed to further reschedulings with the international banking community in 1985 and 1987, which provided for the rescheduling of the remaining medium-term commercial bank loan amounts outstanding in 1983 to the Chilean public and private financial sectors. Despite the need to enter into these rescheduling agreements, Chile did not fall into arrears in respect of principal and interest payments during this period.

In an effort to reduce its public sector external debt burden, Chile carried out two substantial cash buyback operations during the second half of the 1980’s. In 1985, the Chilean authorities promulgated a debt conversion program (Chapters XVIII and XIX of the Central Bank’s International Exchange Norms), which permitted foreign investors to exchange Chilean external debt issued by Chilean financial institutions and Chilean public sector companies for equity interests in Chilean companies. From its initiation in 1985 until its discontinuation in the mid 1990s, this debt conversion program, together with other debt reduction measures, resulted in debt reduction of more than US$11.5 billion.

Beginning in 1995, Chile began the process of prepaying its public sector debt rescheduled in the 1980s and new debt borrowed at that time together with debt incurred under IMF and World Bank programs.

Over the period of 1989-2008, the central government serviced the debt held with the Central Bank, denominated in UF and in dollars, with different strategies, given the different situations that the country has experienced. Until 1994, payment was generally limited to interest, with the result of an increase in the debt stock amounting to US$1.2 billion between 1989 and 1994, due to the capitalization of semiannual interest. From 1995 until 1999, the central government reversed its previous position, amortizing capital by US$1.6 billion, with a debt stock reduction of US$956 million.

In 2007, the central government prepaid the last notes in dollars originally payable in 2013 and 2014 and, in 2008, repaid the debt stock denominated in UF.

Debt Record

Chile has regularly met all principal and interest obligations on its external debt for over 50 years.

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Total Consolidated Non-Financial Public Enterprises Internal and External Debt

The following tables set forth the total non-financial public enterprises domestic and external debt for the periods indicated:

Debt and Assets of Non-Financial Public Enterprises(1) Consolidated (in millions of pesos of each year)

	As of December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012

Total Financial Debt	4,315,748	6,103,784	6,021,192	6,832,865	8,131,773	7,762,222
Financial Debt, excluding central government	4,186,086	5,980,817	5,907,215	6,831,642	8,131,700	7,762,148
Short term(2)	356,650	1,495,041	607,132	697,626	1,269,801	1,220,037
Long term(3)	3,829,437	4,485,775	5,300,084	6,134,016	6,861,898	6,542,111
Financial Debt with central government(4)	129,661	122,967	113,977	1,223	74	74
Financial Assets(5)	1,236,557	545,962	548,356	688,005	1,301,721	1,139,115
Net Financial Debt	3,079,191	5,557,821	5,472,836	6,144,859	6,830,052	6,623,107
Excluding central government	2,949,530	5,434,854	5,358,859	6,143,637	6,829,978	6,623,034

(1)	Excludes Banco Estado and Central Bank
(2)	Includes short-term obligations with banks and financial institutions and current maturities of the long-term obligations, obligations with the public (bonds) and current maturities of long-term providers credit.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and long-term providers credit.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in pacts.

Source: Ministry of Finance.

Net Consolidated Debt of the Central Bank and Central Government as a % of GDP

	2007	2008	2009	2010	2011(1)	Three Months Ended March 31, 2012

Net Consolidated Debt	(12.8)%	(22.6)%	(12.0)%	(7.8)%	(10.7)%	(9.2)%

(1)	Preliminary.

Source: Central Bank, Budget Office and Comptroller General.

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Net Debt of Central Bank
(in millions of pesos of each year)

	As of December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012

Liabilities	9,332,041	12,574,874	14,914,818	12,362,690	20,604,170	18,171,064
Central Bank Notes and Bonds(1)	7,757,767	10,616,950	11,579,172	8,915,698	13,186,136	15,847,235
Fiscal Deposits	158,188	80,772	246,732	316,827	795,640	277,964
Others(2)	1,416,086	1,877,152	3,088,914	3,130,164	6,622,394	2,045,864
Assets without subordinated debt	9,151,070	15,691,756	16,340,093	13,174,188	22,982,333	19,614,171
Net International Reserves (in US$ million)	16,910	23,162	25,373	27,864	41,979	39,551
Treasury Bills	68,770	-	-	-	-	-
Others(3)	697,931	1,120,121	3,490,684	123,651	1,091,790	243,835
Total Net Debt without subordinated debt(1)(2)	180,971	(3,116,882)	(1,425,276)	(811,498)	(2,378,163)	(1,443,107)

(1)	Includes various notes and bonds of the Central Bank such as the PDBC, PRBC, BCP, BCU, BCD and others.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Central Bank.

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Central Government Total Net Debt
(in millions of pesos of each year)

	As of December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012

Debt in pesos	1,704,559	2,768,095	4,337,895	7,889,100	11,200,998	11,813,908
Treasury Bills with the Central Bank	68,770	—	—	—	—	—
Others(1)	1,635,788	2,768,095	4,337,895	7,616,805	10,766,653	11,379,563
Assets in pesos	4,699,394	5,333,181	5,850,344	6,885,997	9,408,290	10,359,429
Assets in pesos, without public enterprises(2)	4,569,733	5,210,214	5,736,367	6,884,775	9,408,216	10,359,355
Central Bank Deposits	282	32	17,199	69,091	125,981	—
Financial debt of public enterprises with the Central government	129,661	122,967	113,977	1,223	74	74
Net debt in pesos(1)	(2,994,835)	(2,565,086)	(1,512,449)	1,003,103	1,792,708	1,454,479
Debt in U.S. dollars (in US$ million)	3,656	2,935	2,530	3,514	4,448	3,762
Treasury Bills with the Central Bank (in US$ million)	—	—	—	—	—	—
External Debt (in US$ million)	3,656	2,935	2,530	3,514	4,448	3,762
Assets in U.S. dollars, Central Bank Deposits(3) (in US$ million)	21,265	27,602	19,633	22,307	27,920	28,150
Net debt in U.S. dollars (in US$ million)	(17,609)	(24,667)	(17,103)	(18,793)	(23,473)	(24,388)
Total Financial Debt	3,517,356	4,614,497	5,619,223	9,535,014	13,520,205	13,656,581
Total Financial Assets	15,243,082	22,697,951	15,793,129	17,333,908	23,967,678	24,146,136
Total Net Financial Debt	(11,725,726)	(18,083,453)	(10,173,906)	(7,798,894)	(10,447,473)	(10,489,555)

(1)	Includes Corfo.
(2)	It does not include assets of the old scholarship system.
(3)	Includes Oil Stabilization Fund, Copper Stabilization Fund, Infrastructure Fund and governmental term deposits.

Source: Central Bank, Budget Office and Comptroller General of the Republic.

Public Debt Statistics

Public Debt Report

On October 23, 2003, the Ministry of Finance released the third report on public debt records, containing data on the assets and liabilities of the central government, the Central Bank and other relevant public institutions for the period between 1989 and June 2002. The first two reports were released in November 2002 and March 2003, respectively. These reports are the result of a compilation and systematization of data that was contained in several previous publicly available reports.

Since then, the trend has been to increase the frequency of the publication of these pro-transparency reports. In fact, during 2004 and 2005 semiannual reports were published, and since 2006, quarterly reports have been published.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” Because in Chile, local governments are not authorized to incur any financial indebtedness, the general and central government liabilities are treated as one item. As of March 31, 2012 central government liabilities equaled 10.5% of GDP.

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The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to appropriately measure the government’s financial position. This figure shows the difference between public debt and financial assets, i.e., deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled (13.0)% of GDP as of December 31, 2007, and (8.7)% of GDP, as of December 31, 2011. This increase is largely due to the growth in the gross public debt, which rose from 3.9% of GDP in 2007 to 11.2% of GDP in 2011, despite the growth in the government’s financial assets, which rose from 16.9% of GDP in 2007 to 19.9% of GDP in 2011.

Central Bank Debt and Consolidated Debt

The Central Bank has been an autonomous institution since 1989. It has not engaged in quasi-fiscal transactions since then. During the financial crisis experienced in Chile in 1983 and 1984, the Central Bank engaged in a series of quasi-fiscal actions in order to rescue the financial system. As a result, important changes in the level and composition of its assets and liabilities occurred, significantly affecting its current levels of global indebtedness.

The main liabilities of the Central Bank are its guarantees of public deposits and the securities issued by the bank itself. The Central Bank’s main assets are the international reserves of the public with the bank, and the notes delivered to it by the government in connection with the financial crisis of 1983. As of December 31, 2008, the government had no debt owing to the Central Bank (See “Debt Service and Debt Restructuring”).

As of December 31, 2011, the assets of the Central Bank were greater than its liabilities, resulting in negative net indebtedness equivalent to (2.0)% of GDP. In 2009 and 2010, the Central Bank had net indebtedness of (1.5)% and (0.7)% of GDP, respectively. The consolidated indebtedness, including public sector liabilities and Central Bank debt (including the result of the quasi-fiscal transactions mentioned above), is considered a significant macroeconomic indicator. This debt interacts with the economy in two ways: (i) it reflects payment risk, which is virtually zero given the low level of public liabilities, and which explains the minor systemic risk, low domestic interest rates and high liquidity and growth that have tended to characterize the Chilean system; and (ii) in order to meet its interest payment obligations, resources must be used that could otherwise be used for public investment financing. The net consolidated debt of the central government and the Central Bank as of December 31, 2011 was (10.7)% of GDP compared to (22.6)% as of December 31, 2008 and (5.8)% as of December 31, 2006.

Other Assets and Liabilities

The public debt report also includes information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

The financial indebtedness of state-owned companies totaled approximately 6.8% of GDP as of December 31, 2011, compared to 6.2% of GDP as of December 31, 2009 and 4.8% as of December 31, 2007. Since these companies are managed under a policy of public interdependence, they are responsible for meeting their financial liabilities using their own assets, revenues and net worth. Only in exceptional circumstances and upon authorization provided by law, will the state guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of December 31, 2011, the total amount of public guarantees totaled 1.5% of GDP, as compared with 8.2% of GDP in 1992, 0.9% in 2000, 1.4% in 2005 and 1.7% in 2008.

Under the social security system, Chile maintains certain liabilities to workers who changed from the old pension system to the new private one. The government pays this debt directly to the individual pension fund account when each worker retires. The government estimates that this liability equals 4.7% of GDP, as of December 31, 2011. This debt will be paid progressively as the workers who contributed to the old pension system retire. See “Monetary and Financial System — Pension Funds and the Chilean Pension System.”

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Description of the Securities

This prospectus provides a general description of the debt securities and warrants that Chile may offer. Each time Chile sells securities, Chile will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Chile will issue the debt securities under the Third Amended and Restated Fiscal Agency Agreement, dated as of August 5, 2010, between Chile and The Bank of New York Mellon, as fiscal agent. The Third Amended and Restated Fiscal Agency Agreement, as it may be amended from time to time, is referred to herein as the fiscal agency agreement.

The following description is a summary of the material provisions of the debt securities and the fiscal agency agreement. Given that it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. You should read the fiscal agency agreement, the form of debt securities attached at the end of the fiscal agency agreement and the applicable prospectus supplement in making your decision on whether to invest in the debt securities. Chile has filed or will file copies of these documents with the SEC and at the office of the fiscal agent in The City of New York.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and record dates for these interest payment dates;

•	any index Chile will use to determine the amount of principal or any premium or interest payments;

•	the place or places where principal, interest and other payments (if any) with respect to the securities will be paid;

•	the form of debt security (global or certificated and registered or bearer);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Chile to redeem the debt securities at its option;

•	any provisions that entitle you to early repayment of all or a portion of the debt securities at your option;

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•	the currency in which the debt securities are denominated and the currency in which Chile will make payments;

•	the authorized denominations;

•	any additional covenants or agreements of Chile and any additional events that automatically accelerate, or that give you the right to accelerate, the maturity of your debt securities; and

•	any other terms of the debt securities that do not conflict with the provisions of the fiscal agency agreement.

Chile may issue debt securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Chile may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Chile may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Chile will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplement for any such offering.

Chile is not required to issue all of its debt securities under the fiscal agency agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain terms different from those included in the fiscal agency agreement and described in this prospectus.

Status of the Debt Securities

The debt securities will be direct, unconditional and unsecured obligations of Chile, backed by the full faith and credit of Chile (e.g., its tax revenues and general funds).

The debt securities will rank at all times at least equal in right of payment among themselves with all of Chile’s existing and future unsecured and unsubordinated external indebtedness. For this purpose, “external indebtedness” means all obligations of Chile or guaranteed by Chile for borrowed money or evidenced by bonds, notes or similar instruments denominated or payable in a currency other than Chilean pesos, including those which at the option of any holder are so denominated or payable.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Chile will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Debt securities in book-entry form will be represented by one or more global securities registered in the name of a nominee of DTC. Beneficial ownership interests in a global security will only be recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear System and Clearstream Banking, société anonyme (Clearstream, Luxembourg).

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Unless otherwise specified in the applicable prospectus supplement, Debt Securities in physical, certificated form will be issued only in exchange for interests in a global security in certain limited circumstances described below under “Certificated Securities.”

Payments of Principal and Interest

Unless otherwise provided in the applicable prospectus supplement, Chile will make payments of principal of and interest on the debt securities in U.S. dollars through the fiscal agent to DTC. Chile expects that payments to holders will be made in accordance with the procedures of DTC and its direct and indirect participants. Neither Chile nor the fiscal agent will have any responsibility or liability for any of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders from the money it receives.

If any date for an interest or principal payment is a day on which banking institutions in The City of New York or in the city where the relevant paying agent or transfer agent is located are authorized or obligated by law to be closed, Chile will make the payment on the following banking day in the respective city. No additional interest on the debt securities will accrue as a result of this delay in payment.

Any money that Chile pays to the fiscal agent or to any paying agent for the payment of principal or interest on the debt securities that remains unclaimed for two years after the payment was due and paid by Chile will be returned to Chile. Afterwards, the holder of the debt security may only look to Chile for repayment. Chile’s obligation to pay interest or principal on the debt securities will remain unchanged as a result of such a return of money to Chile.

In the event debt securities in physical, certificated form are issued, payments of interest on each debt security, other than interest payable at maturity, will be made on each interest payment date by check mailed to persons registered as holders on the fifteenth day immediately preceding the interest payment date, except that persons holding at least US$1,000,000 principal amount of debt securities can request up to 15 days prior to an interest payment date that an interest payment be made by wire transfer to a bank account designated by the holder. Payments of principal will be made in the same manner, except that any holder may request payment of principal by wire transfer.

Chile and the fiscal agent may treat the person in whose name a debt security is registered as the owner of that security for the purpose of receiving payments of principal and interest on the debt securities and for all other purposes.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Chile or repayable before maturity at the option of the holder. Nevertheless, Chile may at any time repurchase the debt securities at any price in the open market or otherwise. Chile may hold or resell the securities it purchases or may surrender them to the fiscal agent for cancellation.

Additional Amounts

Chile will make all principal and interest payments on the debt securities without deducting or withholding any present or future taxes, duties, assessments or other governmental charges imposed or levied by Chile or any political subdivision or taxing authority thereof, unless the deduction or withholding is required by law. Chilean law currently requires Chile to deduct or withhold taxes in the case of payments of interest to holders that are not resident or domiciled in Chile. However, Chile will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction. We refer to such amounts as “Additional Amounts”. Any new withholding, deduction or other taxes imposed by Chile in the future will also give rise to payment of Additional Amounts.

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Chile will not, however, pay any Additional Amounts in respect of debt securities in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder has some connection with Chile other than merely owning the debt security or receiving principal and interest payments on it; or

•	the holder does not present (where presentment is required) its debt security within 30 days after Chile makes a payment of principal or interest available, except to the extent that such tax, assessment or charge is not caused by the delay.

Chile will pay any present or future stamp, court or documentary taxes or any exercise or property taxes, charges or similar levies which arise in Chile or any political subdivision or taxing authority thereof in connection with the debt securities. Chile will also indemnify the holders against any administrative, excise or property taxes resulting from any enforcement of Chile’s obligations under the debt securities following an event of default.

Negative Pledge Covenant

Chile will not grant or allow any lien to be placed on its assets or revenues as security for any of its public external indebtedness unless it contemporaneously grants or allows a lien that provides security on the same terms for Chile’s obligations under any debt securities.

For this purpose:

•	a “lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date of the fiscal agency agreement or at any time thereafter, and

•	”public external indebtedness” is external indebtedness (as described above under “Status of the Debt Securities”) that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

However, Chile may grant or agree to certain permitted types of liens as described below:

•	any lien on property to secure public external indebtedness arising in the ordinary course of business to finance export, import or other trade transactions, which matures, after giving effect to all renewals and refinancings, not more than one year after the date on which this type of public external indebtedness was originally incurred;

•	any lien on property to secure public external indebtedness incurred to finance Chile’s acquisition or construction of the property, and any renewal or extension of the lien which is limited to the original property covered by it and which secures any renewal or extension of the original financing without any increase in the amount of the lien;

•	any lien on property arising by operation of any law in force as of the date of this Prospectus in connection with public external indebtedness, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions, which in each case are deposited with or delivered to the financial institutions in the ordinary course of the depositor’s activities;

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•	any lien existing on property at the time of acquisition and any renewal or extension of that lien which is limited to the original property covered by the lien and which secures any renewal or extension of the original financing secured by the lien at the time of the acquisition without increase in the amount of the original secured financing;

•	any lien in existence as of the date of the fiscal agency agreement; and

•	any lien securing public external indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of the public external indebtedness agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

Events of Default

Unless otherwise specified in a prospectus supplement, each of the following is an event of default with respect to a series of the debt securities:

1.	Non-Payment: Chile’s failure for a period of 30 days to make a payment of principal or interest when due on any debt security of that series; or

2.	Breach of Other Obligations: Chile’s failure to observe or perform any of its covenants or obligations under that series of the debt securities or the fiscal agency agreement for 60 days following written notice to Chile to remedy the failure by the fiscal agent or persons holding debt securities representing 25% of the aggregate principal amount of the debt securities of the affected series outstanding; or

3.	Cross Default:

■	Chile’s failure beyond the applicable grace period to make any payment when due on any public external indebtedness in principal amount greater than or equal to US$20,000,000; or

■	acceleration on any public external indebtedness of Chile in principal amount greater than or equal to US$20,000,000 due to an event of default, unless the acceleration is rescinded or annulled; or

4.	Moratorium: Chile or certain Chilean courts declare a general suspension of payments or a moratorium on payment of its public external indebtedness; or

5.	Validity: Chile or any governmental entity of Chile which has the legal power to contest the validity of the debt securities contests the validity of the debt securities of that series in any type of formal proceeding.

If any of the above events of default occurs and is continuing, persons holding and representing at least 25% of the aggregate principal amount of the then outstanding debt securities of the affected series may declare all the debt securities of that series to be due and payable immediately. In the case of an event of default described in paragraphs 1 or 4 above, each affected holder may declare the principal amount which it holds to be immediately due and payable. The declarations referred above shall be made by giving written notice to Chile with a copy to the fiscal agent.

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Holders of debt securities representing in the aggregate at least 50% of the aggregate principal amount of the then outstanding securities of any series may waive any existing defaults, and their consequences, on behalf of all holders of such series, if:

•	following the declaration of the debt securities due and payable immediately, Chile deposits with the fiscal agent a sum sufficient to pay all outstanding amounts then due on the debt securities of that series, other than amounts due solely because of the declaration; and

•	all other defaults have been remedied.

Fiscal Agent

The fiscal agency agreement establishes the obligations and duties of the fiscal agent, the right to indemnification of the fiscal agent and the liability and responsibility, including limitations on liabilities and responsibilities, for actions that the fiscal agent takes. The fiscal agent is entitled to enter into business transactions with Chile without accounting for any profit resulting from these transactions.

Chile may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. In addition, Chile may appoint different fiscal agents for different series of debt securities. The fiscal agent is not a trustee for the holders of debt securities and does not have the same responsibilities or duties to act for such holders as would a trustee. Chile may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent.

Paying Agents; Transfer Agents; Registrar

Chile may appoint paying agents, transfer agents and registrars with respect to any series of debt securities, which will be listed at the back of the applicable prospectus supplement. While Chile may at any time appoint additional or replacement paying agents, transfer agents and registrars, it will, however, maintain a paying agent and a registrar in The City of New York until the debt securities are paid.

In addition, Chile will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of the debt securities listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require. Chile will promptly provide notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with a series of the debt securities.

Meetings, Modifications and Amendments

The debt securities contain a collective action clause with provisions regarding future modifications to their terms. These provisions are described below.

Chile may call a meeting of the holders of the debt securities of a series at any time regarding the fiscal agency agreement or such debt securities. Chile will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 20 and not more than 180 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of debt securities at its discretion or if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of such series have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 20 and not more than 180 days before the meeting.

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Only holders of debt securities of a series and their proxies are entitled to vote at a meeting of holders of such debt securities. Holders or proxies representing a majority of the aggregate principal amount of the outstanding debt securities of a series will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing not less than 25% of the aggregate principal amount of the outstanding debt securities of such series will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing not less than 75% of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum. The fiscal agent will set the procedures governing the conduct of any meeting.

Chile and the fiscal agent may modify or amend the terms and conditions of the debt securities of a series or the fiscal agency agreement if such changes are agreed to, at any meeting of holders or in writing, by persons holding debt securities representing at least 50% of the aggregate principal amount of the then outstanding debt securities of the affected series.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities of any series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of the relevant series that would:

•	change the due dates for the payment of principal of or interest on that series of debt securities;

•	reduce any amounts payable on that series of debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of that series of debt securities

•	change the payment currency or places of payment for that series of debt securities;

•	permit early redemption of that series of debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of that series of debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to that series of debt securities) or the terms and conditions of that series of debt securities or to take any other action with respect to that series of debt securities or change the definition of “outstanding” with respect to that series of securities;

•	change Chile’s obligation to pay any additional amounts;

•	change the governing law provision of that series of debt securities;

•	change the courts to the jurisdiction of which Chile has submitted, Chile’s appointment of an agent for service of process with an office in New York or Chile’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the notes, as described in this fiscal agency agreement;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the status of the debt securities of a series, as described under “Description of Securities – Debt Securities – Status of Debt Securities.”

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities of a series, can be made without your consent, as long as a supermajority of the holders of that series (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agrees to the change.

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No consent of the holders is or will be required for any modification, amendment or change requested by Chile or the fiscal agent to:

•	add to Chile’s covenants for the benefit of the holders;

•	waive any right or power of Chile;

•	provide security or collateral for the debt securities;

•	cure any ambiguity, or correct or supplement any defective provision of the fiscal agency agreement; or

•	change the terms and conditions of the securities or the fiscal agency agreement in any manner which Chile and the fiscal agent mutually deem necessary or desirable so long as any change of this type will not adversely affect the interests of any holder of the affected securities.

For purposes of determining whether the required percentage of holders of any series of debt securities has approved any amendment, modification or change to, or waiver of, the debt securities of that series or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities of that series owned by Chile or any other obligor on those debt securities or by any person directly or indirectly controlled by Chile, or controlling or controlled by or under direct or indirect common control with any other obligor on those debt securities will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities of that series that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “control” means the power, directly or indirectly, through the ownership of the voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors or a corporation, trust, financial institution or other entity.

Replacement, Exchange and Transfer of Debt Securities

Under certain limited circumstances, beneficial interests in any global security representing debt securities may be exchanged for physical debt securities. See “Certificated Securities.” If Chile issues physical debt securities, the holder may present its debt securities for exchange with debt securities of a different authorized denomination, together with a written request for an exchange, at the office of the fiscal agent in The City of New York, or at the office of any paying agent. In addition, the holder of any physical debt security may transfer it in whole or in part by surrendering it at any of these offices together with an executed instrument of transfer. Chile will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of the debt securities. Chile may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental charges. The fiscal agent may reject any request for an exchange or registration of transfer of any debt security made within 15 days of the date for any payment of principal of or interest on the debt security.

If a physical debt security becomes mutilated, defaced, destroyed, lost or stolen, Chile may issue, and the fiscal agent will authenticate and deliver, a substitute debt security in replacement. In each case, the affected holder will be required to furnish to Chile, the fiscal agent and certain other specified parties an indemnity under which it will agree to pay Chile, the fiscal agent and certain other specified parties for any losses they may suffer relating to the debt security that was mutilated, defaced, destroyed, lost or stolen. Chile and the fiscal agent may also require that the applicant present other documents or proof. The affected holder will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

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Notices

Chile will publish notices to the holders of debt securities in a leading newspaper having general circulation in London, currently expected to be the Financial Times. Chile will also publish notices to holders in a leading newspaper having general circulation in Luxembourg while any series of the debt securities remains listed on the Luxembourg Stock Exchange and the rules of that exchange so require. Chile expects that it will make such publications in the Luxemburger Wort. A notice will be deemed given on the date of its first publication.

In addition to the above, Chile will mail notices to holders at their registered addresses. So long as DTC, or its nominee, is the registered holder of a global security or securities, each person owning a beneficial interest in the global security or securities must rely on the procedures of DTC to receive notices provided to DTC. Each person owning a beneficial interest in a global security or securities that is not a participant in DTC must rely on the procedures of the participant through which the person owns its interest to receive notices provided to DTC.

Further Issues of Debt Securities

Without the consent of the holders, Chile may create and issue additional debt securities with the same terms and conditions as an outstanding series of debt securities (or the same except for the payment of interest scheduled on them and paid prior to the time of their issue). Chile may consolidate the additional debt securities to form a single series with an outstanding series of debt securities.

Limitation on Time for Claims

Claims against Chile for the payment of principal or interest on the debt securities (including Additional Amounts) must be made within five years of the date on which the payment first became due.

Warrants

If Chile issues warrants, their specific terms will be provided in a prospectus supplement, and a warrant agreement or amendment to the fiscal agency agreement and form of warrant will be filed with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Chile may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement to be entered into between Chile and a bank or trust company, which may be the fiscal agent, as warrant agent. The prospectus supplement relating to the particular series of warrants will set forth:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants; the date or dates on which you must exercise the warrants;

•	whether and under what conditions Chile may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

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•	the form of the warrants (global or certificated and registered), whether they will be exchangeable for another form and, if registered, where they may be transferred and exchanged;

•	the identity of the warranty agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

The warrants will be direct, unconditional and unsecured obligations of Chile and do not constitute indebtedness of Chile.

Global Securities

DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Chile nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Chile nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Chile may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.

When Chile issues global securities, it will deposit the applicable security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for physical securities, as discussed below under “Certificated Securities”, it may not be transferred, except as a whole, among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear System and Clearstream Banking, société anonyme (known as Clearstream, Luxembourg) in Europe.

Clearing systems process the clearance and settlement of global securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold global securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase global securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase global securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

When you hold securities in this manner, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Chile and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Chile and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Chile to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your global securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Chile or the fiscal agent.

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As an owner of securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “— Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•	clearing systems require that global securities be purchased and sold within their systems using same-day funds, for example by wire transfer.

Cross-Market Transfer, Clearance and Settlement

The following description reflects Chile’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream Luxembourg relating to cross-market trades in global securities. These systems could change their rules and procedures at any time, and Chile takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When global securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of global securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When global securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the global securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

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Certificated Securities

Chile will only issue securities in certificated form in exchange for interests in a global security if:

•	in the case of a global security deposited with or on behalf of a depositary, the depositary is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Chile does not appoint a successor depositary within 90 days after the depositary notifies Chile or Chile becomes aware of this situation; or

•	an event of default with respect to the securities represented by a global security or securities has occurred and is continuing.

In either of these cases, unless otherwise provided in the prospectus supplement for an offering, Chile and the fiscal agent will issue certificated securities:

•	registered in the name of each holder;

•	without interest coupons; and

•	in the same authorized denominations as the global securities.

The certificated securities will initially be registered in the names and denominations requested by the depositary. You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Chile, the fiscal agent and any other agent of Chile may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. Chile and the fiscal agent may require you to sign an indemnity under which you agree to pay Chile, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Chile and the fiscal agent may also require you to present other documents or proof.

After you deliver these documents, if neither Chile nor the fiscal agent have notice that a bona fide purchaser has acquired the security you are exchanging, Chile will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

If a security presented for replacement has become payable, Chile in its discretion may pay the amounts due on the security in lieu of issuing a new security.

Governing Law; Jurisdiction

The fiscal agency agreement and any warrant agreement, as well as any debt securities or warrants issued thereunder, will be governed by and will be construed and interpreted according to the law of the State of New York.

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The debt securities and the fiscal agency agreement provide, and any warrants and warrant agreement will provide, that Chile will appoint and permanently maintain the person acting as or discharging the function of the Consul General of Chile in the City of New York, with an office on the date of this Prospectus at 866 United Nations Plaza, Suite 601, New York, New York 10017. Such Consul General shall act as, and process may be served upon Chile’s process agent in connection with any judicial action or proceeding commenced by any security holder, the fiscal agent, a warrant agent or any underwriter arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, the City of New York, and any appellate court with jurisdiction over any of these courts.

The process agent will receive on behalf of Chile and its property service of copies of the summons and complaint and any other process, which may be served in any action or proceeding arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, The City of New York, and any appellate court with jurisdiction over any of these courts. Due service of process may be made by officially delivering a copy of the process to Chile, at the address of the process agent, or by any other method permitted by applicable law, but not by mail. In addition, Chile will authorize and direct the process agent to accept such service on its behalf.

The provisions described above do not limit the right of any holder to bring any action or proceeding against Chile or its property in the competent courts of other proper jurisdictions pursuant to applicable law.

Chile is a foreign sovereign state. Consequently, it may be difficult for holders of the securities to obtain judgments from courts in the United States or elsewhere against Chile. Furthermore, it may be difficult for investors to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Chile. Chile has been advised by Morales & Besa Limitada, Abogados, special Chilean counsel to Chile, that there is doubt as to the enforceability of liabilities predicated solely upon the U.S. federal securities laws in a suit brought in Chile and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

To the extent that Chile may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced by a security holder, the fiscal agent, the warrant agent or underwriters arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, to claim for itself or its revenues or assets any immunity from suit, jurisdiction, attachment in aid of execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations under the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, and to the extent that in any jurisdiction there may be attributed to Chile this immunity (whether or not claimed) Chile will irrevocably agree not to claim and will irrevocably waive this immunity to the maximum extent permitted by law, except for actions arising out of or based on the U.S. federal securities laws or any state securities laws. However, Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is destined to diplomatic and consular missions and to the residence of the head of these missions or to military purposes, including any property, which is property of a military character or under the control of a military authority or defense agency, or the rights and property of the Central Bank abroad, since this waiver is not permitted under the laws of Chile. Chile agrees that the waivers described in this provision are permitted under the U.S. Foreign Sovereign Immunities Act of 1976 and are intended to be irrevocable for purposes of this Act.

Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to any action brought against it under the U.S. federal securities laws or any U.S. state securities laws. In the absence of a waiver of immunity by Chile with respect to those actions, it would not be possible to obtain a U.S. judgment in an action brought against Chile under the U.S. federal securities laws or state securities laws unless a court were to determine that Chile is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to the action.

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A final valid and conclusive judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.

Chile will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, the posting of any bond or the furnishing, directly or indirectly, of any other security.

A final judgment obtained against Chile for the payment of a fixed or readily calculable sum of money rendered by any New York State or federal court sitting in the City of New York having jurisdiction under its laws over Chile in an action arising out of the fiscal agency agreement and any warrant agreement, if any, or the debt securities or warrants, if any, issued thereunder, can be enforced against Chile in the courts of Chile without any retrial or re-examination of the merits of the original action as long as the following conditions are met (the satisfaction or non-satisfaction of which is to be determined by the Supreme Court of Chile):

•	if there exists a treaty as to the enforcement of judgments between Chile and the United States, such treaty will be applied. As at the date hereof no such treaty exists between Chile and the United States;

•	if there is no treaty, the judgment will be enforced if there is reciprocity as to the enforcement of judgments (i.e., a United States court would enforce a comparable judgment of a Chilean court under comparable circumstances);

•	if it can be proven that there is no reciprocity the judgment cannot be enforced in Chile;

•	if reciprocity cannot be proven, the judgment will be enforced if it has not been rendered by default within the meaning of Chilean law, that is, if valid service of process was effected upon the parties to the action, unless the defendant can prove that it was prevented from assuming its defense. Under Chilean law, service of process effected through the mail is not considered proper service of process and, consequently, any judgment rendered in a legal proceeding in which process was served on the Republic by means of the mail may be effectively contested by the Republic in Chile; and

•	if the judgment is not contrary to Chilean public policy and does not affect in any way properties located in Chile, which are, as a matter of Chilean law, subject exclusively to the jurisdiction of Chilean courts.

Any treaty as to the enforcement of foreign judgments entered into in the future between Chile and The United States of America could supersede the foregoing.

To enforce in Chile a judgment of a New York State or federal court sitting in The City of New York rendered in relation to any of the securities, the fiscal agency agreement or any warrant agreement, the judgment must be presented to the Supreme Court of Chile, in a form complying with the authentication requirements of Chilean law, including an official translation of the same in Spanish. The Supreme Court will conduct a hearing limited to enforcement and not the merits of the case.

If the Chilean Supreme Court orders Chile to make payment, it shall deliver notice to the Ministry of Finance in this regard, with a copy of such notice to the Council for the Defense of the State (Consejo de Defensa del Estado — CDE). After receiving a copy of such notice, the President of the Council for the Defense of the State shall report to the Ministry of Finance to whom the payment must be made. The Ministry of Finance shall issue a decree instructing the Chilean Treasury (Tesorería General de la República) to make the payment.

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Taxation

The following discussion provides a general summary of some of the primary tax consequences of purchasing, owning or selling the debt securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities. Chile does not currently have a tax treaty in effect with the United States.

Chilean Taxation

The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the debt securities made by a “foreign holder.” For this purpose, foreign holder means either: (i) in the case of an individual, a person who is neither a resident nor domiciled in Chile (for purposes of Chilean taxation, an individual holder is deemed a resident of Chile if he or she has remained in Chile for more than six months in one calendar year, or for more than six months in two consecutive calendar years); or (ii) in the case of a legal entity, a legal entity that is not domiciled in Chile even if organized under the laws of Chile, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Chile.

Under Chilean income tax law, payments of interest made by Chile to a foreign holder of the debt securities will be subject to a Chilean interest withholding tax assessed at a rate of 4.0%. Chile is required to withhold, declare and pay such withholding tax. As described above, Chile has agreed, subject to specific exceptions and limitations, to pay to the holders Additional Amounts in respect of the Chilean tax in order for the interest the foreign holder receives, net of the Chilean tax on interest income, to equal the amount which would have been received by the foreign holder in the absence of the withholding. See “Description of the Securities — Additional Amounts. A foreign holder will not be subject to any Chilean withholding taxes in respect of payments of principal made by Chile with respect to the debt securities.

Chilean income tax law establishes that a foreign holder is subject to income tax on income from Chilean sources. For this purpose, income from Chilean sources means earnings from activities performed in Chile or from the operation, sale or disposition of, or other transactions in connection with, assets or goods located in Chile. Capital gains realized on the sale or other disposition by a foreign holder of the debt securities generally will not be subject to any Chilean taxes provided that this sale or other disposition occurs outside of Chile (except that any premium payable on redemption of the debt securities will be treated as interest and subject to the Chilean interest withholding tax, as described above).

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the debt securities held by a foreign holder are either (i) located in Chile at the time of foreign holder’s death or gift, or (ii) if the bonds are not located in Chile at the time of a foreign holder’s death, if the debt securities were purchased or acquired with income obtained from Chilean sources.

The issuance of the debt securities by Chile is exempt from Chilean stamp, registration or similar taxes.

United States Federal Taxation

The following is a summary of certain United States federal income tax consequences resulting from the purchase, ownership and disposition of a debt security and does not purport to be a comprehensive discussion of all the possible United States federal income tax consequences of the purchase, ownership or disposition of the debt securities. This summary is based on the United States federal income tax laws, including the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed regulations (“Treasury Regulations”) promulgated thereunder, rulings, official pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations. It deals only with debt securities that are purchased as part of the initial offering and are held as capital assets by purchasers and does not deal with special classes of holders, such as brokers or dealers in securities or currencies, banks, tax exempt organizations, insurance companies, persons holding debt securities as a hedge or hedged against currency risk or as a part of a straddle or conversion transaction, or United States persons (as defined below) whose functional currency is not the U.S. dollar. The tax consequences of holding a particular debt security will depend, in part, on the particular terms of such debt security as set forth in the applicable prospectus supplement. Prospective purchasers of debt securities should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction of the purchase, ownership and disposition of the debt securities.

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In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for United States federal income tax purposes if you are:

•	an individual who is a citizen or resident of the United States,

•	a corporation or other entity organized under the laws of the United States or any state thereof or the District of Columbia,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the debt securities, the United States federal income tax treatment of partners in the partnership generally will depend on the activities of the partnership and the status of the partner, and special considerations may apply to your investments in the debt securities. Prospective investors that are partners in partnerships (or entities treated as partnerships for United States federal income tax purposes) should consult their own tax advisors regarding the United States federal income tax consequences to them of the purchase, ownership and disposition of the debt securities.

If you are a United States person, the interest you receive on the debt securities (including Additional Amounts) will generally be subject to United States taxation and will be considered ordinary interest income on which you will be taxed in accordance with the method of accounting you generally use for tax purposes. Interest payments (including Additional Amounts) will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income.” If you are a United States person, withholding tax levied by the government of Chile will be eligible:

•	for deduction in computing your taxable income, or

•	at your election, for credit against your United States federal income tax liability, subject to generally applicable limitations and conditions.

The availability of the deduction or, if you elect to have the foreign taxes credited against your United States federal income tax liability, the calculation of the foreign tax credit involves the application of rules that depend on your particular circumstances. You should consult with your own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

If you are a United States person, when you sell, exchange or otherwise dispose of the debt securities, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction and your tax basis in the debt securities. Your tax basis in a debt security generally will equal the cost of the debt security to you. If you are an individual and the debt security being sold, exchanged or otherwise disposed of is held for more than one year, you may be eligible for reduced rates of taxation on any capital gain realized. Your ability to deduct capital losses is subject to limitations.

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Gain or loss recognized by a United States person on the sale, redemption, retirement or other taxable disposition of the debt securities will generally be United States-source gain or loss. Accordingly, if Chilean withholding tax is imposed on the sale or disposition of the debt securities, a United States person may not be able to fully utilize its United States foreign tax credits in respect of such withholding tax unless such United States person has other foreign source income. You should consult with your own tax advisors regarding the availability of foreign tax credits.

Under current United States federal income tax law, if you are an individual, corporation, estate or trust and are not a United States person, the interest payments (including any Additional Amounts) that you receive on the debt securities generally will be exempt from United States federal income tax, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service (the “IRS”) to establish that you are not a United States person.

If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States (and if an income tax treaty applies, it is attributed to a United States permanent establishment), or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale or exchange, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a “tax home” in the United States.

The fiscal agent must file information returns with the IRS in connection with payments made to certain United States persons. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are a United States person, you generally will not be subject to a United States backup withholding tax on these payments or proceeds if you provide your taxpayer identification number to the fiscal agent. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien generally will not be subject to United States federal estate tax.

European Union Directive on the Taxation of Savings Income

Under Council Directive 2003/48/EC on the taxation of savings income (the “Directive”), each member state of the European Union (each a “Member State”) is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, that other Member State. However, for a transitional period, Austria and Luxembourg will (unless during such period they elect otherwise) instead operate a withholding system in relation to such payments. Under such a withholding system, the beneficial owner of the interest payment must be allowed to elect that certain provision of information procedures should be applied instead of withholding. The rate of withholding is 35%. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to exchange of information procedures relating to interest and other similar income.

A number of non-EU countries and certain dependent or associated territories of certain Member States have adopted similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, a Member State. In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those countries and territories in relation to payments made by a person in a Member State to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, one of those countries or territories.

A proposal for amendments to the Directive has been published, including a number of suggested changes which, if implemented, would broaden the scope of the rules described above.

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Plan of Distribution

General

Chile may sell the securities in any of three ways.

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth, relating to an issuance of the Securities:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Chile from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

If Chile uses underwriters or dealers in a sale, they will acquire the securities for their own accounts and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Chile may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Chile may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Chile for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Chile in the ordinary course of business.

Chile may not publicly offer or sell the securities in Chile unless it so specifies in the applicable prospectus supplement.

Chile may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Chile may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

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Chile may offer the securities to holders of other securities of Chile as consideration for Chile’s purchase or exchange of the other securities. Chile may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

Chile will generally not register under the U.S. Securities Act of 1933 the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Chile cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Chile offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

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Official Statements

Information in this prospectus whose source is identified as a publication of Chile or one of its agencies or instrumentalities relies on the authority of the publication as a public official document of Chile. All other information in this prospectus and in the registration statement for the securities that Chile has filed with the SEC is included as a public official statement made on the authority of Ignacio Briones, the Head of International Finance of the Ministry of Finance of Chile.

Validity of the Securities

The validity of the securities will be passed upon for Chile by Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, and Morales & Besa Limitada, Abogados, special Chilean counsel to Chile.

The validity of the securities will be passed upon for any underwriter or agent by New York and Chilean counsel identified in the relevant prospectus supplement.

As to all matters of Chilean law, Cleary Gottlieb Steen & Hamilton LLP may rely upon the opinion of Morales & Besa Limitada, Abogados.

Authorized Representative

The authorized representative of Chile in the United States of America is Julio Fiol Zúñiga, Consul General of Chile in New York, whose address is 866 United Nations Plaza, Suite 601, New York, NY 10017.

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General Information

Authorization

The Executive Power of Chile will authorize each issuance of the securities by Supreme Decree. Chile will obtain all consents and authorizations necessary under Chilean law for the issuance of the securities and has obtained all consents and authorizations necessary for the execution of the fiscal agency agreement.

Litigation

Except as described under “Government Expenditures — Government Litigation,” neither Chile nor the Ministry of Finance of Chile is involved in any litigation or arbitration proceeding which is material in the context of the issue of the securities. Chile is not aware of any similarly material litigation or arbitration proceeding that is pending or threatened.

Where You Can Find More Information

Chile has filed a registration statement for the securities with the SEC under the U.S. Securities Act of 1933. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or over the Internet at www.sec.gov.

SEC Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
http://www.sec.gov

Please call the SEC at 1-800-SEC-0330 for further information.

As long as any series of the debt securities or any warrants are listed on the Luxembourg Stock Exchange, you may receive free of charge copies of the following documents with respect to such securities on any business day at the offices of the paying agents in Luxembourg:

•	the Third Amended and Restated Fiscal Agency Agreement incorporating the forms of the debt securities;

•	the relevant warrant agreement;

•	English translations of the relevant Supreme Decree; and

•	copies of the most recent annual economic report of Chile.

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Tables and Supplemental Information

External Medium- and Long-Term Direct Debt of the Central Government
Direct Debt of the Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of June 30, 2012 (in millions of US$)

CRS	Fixed 0.75%	1972	2022	0.7
Chilean Pesos	Fixed 5.5%	2011	2020	534.2
Chilean Pesos	Fixed 5.5%	2012	2020	317.9
Euro	Fixed 0.75%	2013	2042	9.5
Euro	Fixed 6.3%	2007	2012	1.7
Euro	Fixed 2.0%	2004	2024	5.8
Euro	Fixed 2.0%	2004	2023	5.8
Euro	Fixed 2.0%	2011	2041	8.8
Euro	Fixed 0.75%	2019	2048	6.2
Euro	Fixed 5.49%	2014	2018	12.4
Euro	Fixed 2.0%	2002	2023	0.1
Euro	Fixed 2.0%	2003	2022	1.0
Euro	Fixed 2.0%	2003	2023	0.1
Euro	Fixed 2.0%	2003	2023	0.7
Euro	Fixed 2.0%	2003	2023	0.3
Euro	Fixed 2.0%	2002	2021	8.5
Euro	Fixed 2.0%	2004	2023	9.0
Euro	Fixed 2.0%	2006	2026	11.2
United States Dollars	Fixed 1.75%	1992	2013	1.3
United States Dollars	Fixed 1.75%	1993	2024	0.1
United States Dollars	Variable BID F.U. USD	2012	2021	20.0
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2012	2022	24.1
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2012	2021	30.0
United States Dollars	Fixed 2.75%	2009	2014	7.2
United States Dollars	Fixed 2.25%	2014	2020	38.6
United States Dollars	Fixed 2.25%	2015	2021	44.1
United States Dollars	Fixed 1.25%	2001	2024	0.0
United States Dollars	Fixed 0.50%	2006	2025	0.7
United States Dollars	Fixed 0.50%	2006	2025	0.8
United States Dollars	Fixed 0.50%	2007	2026	0.4
United States Dollars	Fixed 0.50%	2005	2025	2.3
United States Dollars	Fixed 0.50%	2006	2025	0.8
United States Dollars	Fixed 0.50%	2006	2026	0.2
United States Dollars	Fixed 0.50%	2007	2027	0.6
United States Dollars	Fixed 0.50%	2008	2028	0.4
United States Dollars	Fixed 0.50%	2007	2027	0.1
United States Dollars	Fixed 0.50%	2007	2026	2.0
United States Dollars	Fixed 0.50%	2007	2027	0.3
United States Dollars	Fixed 0.96%	2005	2024	5.8
United States Dollars	Fixed 0.96%	2005	2025	4.2
United States Dollars	Fixed 0.96%	2006	2026	1.6
United States Dollars	Fixed 0.96%	2007	2026	4.6
United States Dollars	Fixed 0.96%	2007	2027	0.2
United States Dollars	Fixed 0.96%	2008	2027	0.7
United States Dollars	Fixed 0.96%	2004	2024	0.1
United States Dollars	Fixed 0.96%	2005	2024	0.1
United States Dollars	Fixed 0.96%	2006	2025	0.2
United States Dollars	Fixed 0.96%	2006	2026	0.2
United States Dollars	Fixed 0.96%	2007	2026	0.1
United States Dollars	Fixed 0.96%	2007	2027	0.0
United States Dollars	Fixed 0.96%	2004	2023	9.1
United States Dollars	Fixed 0.96%	2006	2025	1.3

135

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of June 30, 2012 (in millions of US$)
United States Dollars	Fixed 0.96%	2006	2026	6.9
United States Dollars	Fixed 0.96%	2007	2026	3.1
United States Dollars	Fixed 0.96%	2004	2024	0.4
United States Dollars	Fixed 0.96%	2005	2024	0.1
United States Dollars	Fixed 0.96%	2005	2025	0.1
United States Dollars	Fixed 0.96%	2005	2025	0.2
United States Dollars	Fixed 0.96%	2006	2026	0.3
United States Dollars	Fixed 0.96%	2007	2026	0.1
United States Dollars	Fixed 0.96%	2007	2027	0.1
United States Dollars	Fixed 0.15%	2009	2034	0.0
United States Dollars	Fixed 0.15%	2010	2034	0.9
United States Dollars	Fixed 0.15%	2010	2035	0.5
United States Dollars	Fixed 0.15%	2011	2035	2.3
United States Dollars	Fixed 0.15%	2011	2036	0.5
United States Dollars	Fixed 0.15%	2012	2036	0.1
United States Dollars	Fixed 0.15%	2009	2033	2.8
United States Dollars	Fixed 0.15%	2012	2037	0.0
United States Dollars	Fixed 0.15%	2008	2033	1.9
United States Dollars	Fixed 0.15%	2009	2034	0.0
United States Dollars	Fixed 0.15%	2010	2034	2.0
United States Dollars	Fixed 0.15%	2010	2035	0.7
United States Dollars	Fixed 0.15%	2011	2035	1.0
United States Dollars	Fixed 0.15%	2011	2036	0.3
United States Dollars	Fixed 0.15%	2012	2036	0.0
United States Dollars	Fixed 0.15%	2012	2037	0.0
United States Dollars	Fixed 0.15%	2013	2038	0.3
United States Dollars	Fixed 0.15%	2013	2038	0.0
United States Dollars	Fixed 5.5%	2003	2013	835.6
United States Dollars	Fixed 3.875%	2011	2020	1,000.0
United States Dollars	Fixed 3.25%	2012	2021	1,000.0
United States Dollars	BID LBR (LIBOR BASIS RATE)	2001	2020	36.3
United States Dollars	BID F.U. USD	2007	2026	212.6
United States Dollars	BID F.U. USD	2005	2026	4.9
United States Dollars	BID F.U. USD	2005	2026	23.0
United States Dollars	BID F.U. USD	2007	2022	9.9
United States Dollars	BID LBR (LIBOR BASIS RATE)	2008	2023	28.9
United States Dollars	BID LBR (LIBOR BASIS RATE)	2007	2023	5.8
United States Dollars	BID LBR (LIBOR BASIS RATE)	2008	2023	6.1
United States Dollars	BID LBR (LIBOR BASIS RATE)	2008	2019	0.5
United States Dollars	BID LBR (LIBOR BASIS RATE)	2008	2019	4.3
United States Dollars	BID LBR (LIBOR BASIS RATE)	2009	2025	2.2
United States Dollars	BID LBR (LIBOR BASIS RATE)	2009	2025	3.1
United States Dollars	BID LBR (LIBOR BASIS RATE)	2009	2025	0.3
United States Dollars	BID LBR (LIBOR BASIS RATE)	2013	2021	13.5
United States Dollars	BID LBR (LIBOR BASIS RATE)	2013	2027	20.0
United States Dollars	BID LBR (LIBOR BASIS RATE)	2011	2017	13.8
United States Dollars	BIRF Fixed Spread (FSL-USD)	2007	2017	11.6
United States Dollars	BIRF Fixed Spread (FSL-USD)	2009	2012	3.2
United States Dollars	BID F.U. USD	2006	2021	51.8
United States Dollars	BID LBR (LIBOR BASIS RATE)	2008	2024	10.1
United States Dollars	BID LBR (LIBOR BASIS RATE)	2014	2018	32.0
United States Dollars	BID LBR (LIBOR BASIS RATE)	2012	2016	24.1
United States Dollars	BID LBR (LIBOR BASIS RATE)	2009	2015	1.9
United States Dollars	BID LBR (LIBOR BASIS RATE)	2010	2025	4.0
United States Dollars	BID F.U. USD	2011	2021	38.4
United States Dollars	BID F.U. USD	2007	2013	0.1
United States Dollars	BIRF Fixed Spread (FSL-USD)	2010	2020	2.0
United States Dollars	BID F.U. USD	2015	2020	0.4

136

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of June 30, 2012 (in millions of US$)
United States Dollars	BID F.U. USD	2026	2028	2.6
United States Dollars	BIRF Variable Spread Loan Rate	2011	2013	0.8
United States Dollars	BIRF Fixed Spread (FSL-USD)	2009	2023	20.1
United States Dollars	BIRF Fixed Spread (FSL-USD)	2012	2022	3.4
United States Dollars	BIRF Fixed Spread (FSL-USD)	2013	2017	24.7

			TOTAL	4,613

External Guaranteed Medium- and Long-Term Direct Debt of
State Entities Indirect Debt of the Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of June 30, 2012 (millions of units)

EFE	US$	6.79%	2008	2020	160.0
EFE	US$	5.77%	2010	2015	60.0
Metro S.A.	US$	Libor + 0,40%	2000	2013	5.1
Metro S.A.	US$	Libor + 0,20%	2001	2016	153.3
Metro S.A.	US$	Libor + 0,25%	2001	2016	26.4
Metro S.A.	US$	Libor + 0,40%	2002	2014	0.32
Metro S.A.	US$	Libor + 0,40%	2002	2014	0.54
Metro S.A.	US$	Libor + 0,40%	2002	2014	0.58
Metro S.A.	US$	Libor + 0,20%	2007	2017	60.00
Total					466.24

External Debt of State Entities without Guarantee by the Central Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of June 30, 2012 (in million of US$)

EFE	US$	Libor+1.20%	2005	2015	5.20
EFE	US$	3.79%	2004	2012	0.61
EFE	US$	4.71%	2005	2012	0.37
EFE	US$	4.77%	2005	2012	0.37
EFE	US$	3.99%	2005	2012	0.54
EFE	US$	Libor+1.20%	2005	2015	31.64
EFE	UF	N.A.	2006	2016	18.33
EFE	US$	Libor+1.20%	2006	2016	27.66
EFE	US$	N.A.	2007	2017	55.00
EFE	US$	6.72%	2009	2017	18.16
EFE	US$	4.86%	2006	2018	37.43
EFE	US$	6.79%	2008	2020	158.28
EFE	US$	5.77%	2010	2015	28.50
ENAP	US$	6.75%	2002	2012	290.00
ENAP	US$	Libor+1.25%	2010	2017	91.60
ENAP	US$	Libor+0.225%	2006	2013	220.00
ENAP	US$	Libor+0.225%	2006	2013	75.00
ENAP	US$	4.875%	2004	2014	150.00

137

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of June 30, 2012 (in million of US$)
ENAP	US$	6.250%	2009	2019	300.00
ENAP	US$	5.250%	2010	2020	500.00
ENAP	US$	4.750%	2011	2021	500.00
ENAP	US$	Libor +0.8%	2011	2016	300.00
ENAP	US$	4.07%	2010	2021	64.80
ENAP	US$	Libor +1.375%	2005	2020	306.15
ENAP	US$	Libor +1.375%	2004	2016	15.09
ENAP	US$	Libor +1.375%	2004	2016	6.39
ENAP	US$	4.31%	2004	2017	25.36
ENAP	US$	6.72%	2004	2012	2.81
CODELCO	US$	5.00%	2002	2012	164.50
CODELCO	US$	6.38%	2022	2012	435.00
CODELCO	US$	5.50%	2003	2013	500.00
CODELCO	US$	4.75%	2004	2014	500.00
CODELCO	US$	4.96%	2005	2025	208.50
CODELCO	US$	5.63%	2005	2035	500.00
CODELCO	US$	6.15%	2006	2036	500.00
CODELCO	US$	7.50%	2009	2019	600.00
CODELCO	US$	3.75%	2010	2020	1,000.00
CODELCO	US$	3.88%	2011	2021	1,150.00
CODELCO	US$	Libor + 0.18%	2007	2014	400.00
CODELCO	US$	Libor + 0.85%	2010	2015	75.00
CODELCO	US$	Libor + 0.85%	2010	2015	162.50
CODELCO	US$	Libor + 0.75%	2010	2015	100.00
CODELCO	US$	Libor + 0.85%	2010	2015	100.00
CODELCO	US$	Libor + 0.80%	2010	2015	250.00
CODELCO	US$	Libor + 0.83%	2011	2016	100.00
CODELCO	US$	Libor + 0.60%	2012	2016	100.00
CODELCO	US$	Libor + 0.50%	2012	2016	250.00
Metro S.A.	US$	Libor + 1.30%	2004	2014	123.07
Metro S.A.	US$	Libor + 0.65%	2007	2014	30.00
Metro S.A.	US$	Libor + 0.65%	2001	2016	105.62
Metro S.A.	US$	Libor + 0.20%	2005	2017	27.65
Metro S.A.	US$	4.19%	2006	2020	125.63
Metro S.A.	US$	3.29%	2006	2020	27.25
Metro S.A.	US$	3.82%	2006	2020	25.30
Metro S.A.	US$	4.14%	2006	2020	6.05
Metro S.A.	US$	4.14%	2009	2020	2.46
Metro S.A	US$	4.14%	2009	2019	2.68
Metro S.A.	US$	4.19%	2009	2020	1.79
Metro S.A.	US$	4.14%	2009	2020	7.41
Metro S.A.	US$	3.96%	2010	2020	3.35
Metro S.A.	US$	Libor + 1.40%	2011	2017	30.00
Metro S.A.	US$	3.86%	2010	2020	1.83
Metro S.A.	US$	Libor + 1.65%	2012	2017	30.00
Others(1)	Various	Various	Various	Various	3,829
TOTAL					14,703

(1)	Includes Central Bank External Debt (US$1,643 million) and Banco Estado External Debt (US$2,186 million), as of December 31, 2011.

138

Internal Medium and Long Term Debt of the Central Government

Title	Interest Rate	Year of Maturity	Principal Amount Outstanding as of June 30, 2012 (in million of US$)

Debt of Corfo	—	—	—
Treasury(1)	various	various	23,661
Total			23,661

(3)	Does not include borrowing among public entities

Internal Medium- and Long-Term Debt of Central Bank

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of June 30, 2012 (in millions of US$)

Indexed promissory notes payable in coupons (PRC)	various	various	none	492
Central Bank indexed promissory notes in U.S. dollars (PRD)	various	various	none	—
Indexed coupons (CERO) in indexed units UF	various	various	none	605
Central Bank bonds in U.S. dollars (BCD)	various	various	none	—
Indexed coupons (CERO) in U.S. dollars	various	various	none	—
Central Bank bonds in Chilean pesos (BCP)	various	various	none	6,739
Promissory notes in indexed units UF (Resolution 990 for redemption of promissory notes Resolution 1836)	various	various	none	—
Central Bank bonds in indexed units UF (BCU)	various	various	none	16,251
Commercial notes from redenomination of foreign debt securities	various	various	none	—
Central Bank indexed promissory notes (PRBC)	various	various	none	—
Deposit certificates in U.S. dollars, Resolution 1649	various	various	none	—
Promissory notes stated in indexed units UF (Resolution 1836 arising from certificates in U.S. dollars)	various	various	none	—
Floating interest rate promissory notes (PTF)	various	various	none	—
Promissory notes issued for exchange rate differential	various	various	none	—
Total				24,087

Source: Central Bank.

Internal Medium- and Long-Term Debt of the Chilean Public Sector(1)

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of June 30, 2012 (in millions of US$)

Central Government (1)	various	various	none	23,661
Non-Financial Public Enterprises	various	various	none	2,294
Central Bank	various	various	none	24,087
Banco Estado(2)	various	various	none	6,077
Total Public Sector				56,118

(1)	Does not include borrowing among public entities.

(2)	As of December 31, 2011.

139

Republic of Chile

Debt Securities and Warrants

PROSPECTUS

, 2012

PART II

(That required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

1.            The following are the estimated expenses of the issuance and distribution of the securities being registered (in US$):

Registration fee	US$	194,820
Listing fees and expenses		10,000
Printing and engraving expenses		50,000
Rating Agency Fees		150,000
Fiscal Agent fees and expenses		15,000
Legal fees and expenses		180,000
Other		30,000
Total(1)	US$	629,820

(1)	A portion of the expenses may be paid by the underwriters.

2.            The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with any offering of Debt Securities under this registration statement and to furnish copies of the Supreme Decree issued by the President and the Minister of Finance of Chile authorizing each issue of Debt Securities or Warrants offered under this registration statement, and any other Chilean governmental approvals required in connection with such issue, in post-effective amendments to this registration statement, in each case together with translations of the same into the English language.

2

UNDERTAKINGS

The Registrant hereby undertakes:

(a)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)         to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)         That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)         That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3

CONTENTS

This registration statement comprises:

(1)	The facing sheet.

(2)	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

(3)	Part I consisting of the Prospectus.

(4)	Part II consisting of pages II–1 to II–6.

(5)	The following exhibits:

A.	Form of Underwriting Agreement.*

B.	Form of Third Amended and Restated Fiscal Agency Agreement, including form of certain Debt Securities, dated as of August 5, 2010, between The Republic of Chile and The Bank of New York Mellon, as fiscal agent.*

C.	Form of Warrant.**

D.	Form of Warrant Agreement.**

E.	Opinion of Morales & Besa Limitada, Abogados, special Chilean counsel to Chile, with respect to the legality of the securities.

F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, with respect to the legality of the securities.

G.	Consent of Julio Dittborn Cordúa, Undersecretary of the Ministry of Finance, Republic of Chile (included on page II–4).

H.	Consent of Morales & Besa Limitada, Abogados (included in Exhibit E).

I.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

*	Previously filed.
**	To be filed by amendment to this registration statement.

4

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Chile, has duly caused this registration statement or amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile on the 14th day of September, 2012.

By:*	/S/ Julio Dittborn Cordúa
Julio Dittborn Cordúa Undersecretary of the Ministry of Finance Republic of Chile

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to registration statement to have been supplied by him and stated on his authority.

5

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment to registration statement in the City of New York, New York on the 14th day of September, 2012.

By:	/S/ Julio Fiol Zúñiga
Julio Fiol Zúñiga Consul General of the Republic of Chile

6

INDEX TO EXHIBITS

Exhibits

A.	Form of Underwriting Agreement.*

B.	Form of Third Amended and Restated Fiscal Agency Agreement, including form of certain Debt Securities, dated as of August 5, 2010, between the Republic of Chile and The Bank of New York Mellon, as fiscal agent.*

C.	Form of Warrant Agreement.**

D.	Form of Warrant.**

E.	Opinion of Morales & Besa Limitada, Abogados, special Chilean counsel to Chile, with respect to the legality of the securities.

F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, with respect to the legality of the securities.

G.	Consent of Julio Dittborn Cordúa, Undersecretary of the Ministry of Finance, Republic of Chile (included on page II-4).

H.	Consent of Morales & Besa Limitada, Abogados (included in Exhibit E).

I.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

*	Previously filed.
**	To be filed by amendment to this registration statement.

7